FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Press Release regarding January - March 2016 results

2	Financial report for January - March 2016 results

3	Financial information for January - March 2016 results

4	Analyst presentation for January - March 2016 results

Item 1

PRESS RELEASE

RESULTS JANUARY-MARCH 2016

Santander Q1 profit reaches EUR 1.633 billion, 5% less year-on-year and up 8% excluding FX impact

¡   “Our Q1 results are ahead of plan and we continue to deliver on all our commitments. Both revenues and costumer lending grow at 4% year-on-year (excluding FX). NPLs performance improves, CET1 increases by 22 bps to 10.27% and RoTE reaches 11.1%.

¡   These results give us confidence that we will continue to deliver, including, as we announced, increasing the cash dividend per share by 10% and total dividend by 5%.

¡   Our commercial transformation continues to perform well in all our main markets, growing loyalty of customers as a result of improvements in service and satisfaction, and embedding our culture of doing things in a Simple, Personal and Fair manner, and helping customers to prosper.

¡   The number of digital customers grew 17%, to 17.8 million, with a 49% increase in clients that are frequent users of our mobile applications”.

Ana Botín, Group executive chairman of Banco Santander

•	CUSTOMERS. Loans grew 4% to EUR 787,033 million. Deposits and mutual funds totaled EUR 760,628 million, up 4% over the first quarter of 2015.

•	RESULTS. Commercial revenues increased 6%, a half point more than costs, without the effect of currency exchange. In euros, revenue fell 5% and costs, 4%.

•	CAPITAL. Regulatory CET1 stood at 12.36%, exceeding the minimum required for 2016 (9.75%). Fully loaded CET1 capital increased 22 basis points in the quarter, to 10.27%, in line to exceed 11% in 2018.

•	DIVERSIFICATION. Europe contributed 61% to Group profit (U.K., 23% and Spain, 15%) and the Americas, 39% (Brazil, 18% and Mexico, 7%). Chile, Argentina, Portugal and Poland together contributed profits of EUR 374 million.

•	Spain: attributable profit was EUR 307 million (-10%). Loans to businesses and SMEs rose 2% and current accounts, 8%. More than one million customers have the 1I2I3 account, which continued to gain market share in payroll deposits and pensions.

•	United Kingdom: attributable profit was EUR 453 million (349 million pounds, 0%). Lending grew 3%, with 11% increase in financing to businesses and 5% in customer funds. After four years, the 1|2|3 account has 4.8 million clients.

•	Brazil: attributable profit totaled EUR 359 million (1,540 million reais, 0%). Loans fell 1% and customer funds rose 10%.

•	TRANSFORMATION. Santander reached 14 million loyal customers, with 10% growth in businesses and 8% in individuals. The 1|2|3 Strategy improved the risk profile of customers.

Comunicación Externa.	1
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Madrid, 27 April 2016. Banco Santander registered attributable profit of EUR 1,633 million in the first quarter of 2016, a 5% decrease compared to the same period of 2015. This decline is due to the depreciation against the euro of the currencies of all the countries where the Group is present, except the dollar. Without the exchange rate impact, profit would have increased 8%.

In a year marked by a complex international economic context, with historically low interest rates in currencies key for the Group, such as the euro and the pound, Banco Santander performed well. The bank increased its two main business lines, loans and customer funds, by 4%. This means a 6% increase in commercial revenues, which becomes a 5% decline when converted to euros.

Improved performance in revenue and business was also supported by progress in the Group’s commercial transformation, particularly in technology and digitalization. The number of loyal clients reached 14 million, with growth of 10% in businesses and 8% individuals. Digital customers increased 17% to 17.8 million, with a 49% increase in customers who frequently use our mobile applications.

Results

Results for the first quarter of 2016 were affected by the exchange rate fluctuation in the different currencies in which the bank operates, which depreciated against the euro throughout last year. For the purpose of comparison, in the P&L variations are shown in euros and without the exchange rate impact.

Comunicación Externa.	2
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Overall, revenues grew 4% (-6% in euros), supported by normal commercial revenues, i.e., net interest income and fees, which increased 6% and 7%, respectively. Meanwhile, results from financial transactions, which are more volatile due to their ties to capital markets, dropped 24%.

Commercial revenues grew slightly more than costs (0.5 point), without the exchange rate effect. In euros the two decreased 5% and 4%, respectively, resulting in net operating income of EUR 5,572 million for the quarter, up 3% without the exchange rate effect, and down 8% in euros. Growth of 4% in commercial revenues in Spain compared to the prior quarter is particularly noteworthy.

The efficiency ratio is now 48.1%, a 1.7 point improvement over the fourth quarter of last year and one of the best among international banks. Santander aims to bring this ratio to below 45% in 2018 and it is implementing plans to reconcile the investment needed for the Group’s commercial transformation with greater costs resulting from increasing regulatory requirements.

Loan loss provisions stood at EUR 2,408 million, 5% more than those made in the same quarter of 2015 (-6% in euros). This performance in provisions occurs in the context of a drop in the NPL rate, which came in at 4.33%, 0.52 percentage point lower than a year ago, and an increase in coverage, which grew five points to 74%. NPLs fell in the quarter in six countries and Santander Consumer Finance, but rose in Portugal, due to the integration of Banif, United States and Argentina.

Comunicación Externa.	3
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Europe accounted for 61% of profit and the Americas 39%. By countries, the largest contribution to profit, 23%, was made by the United Kingdom, followed by Brazil (18%), Spain (15%), Mexico (7%), Portugal and Chile (6% each), United States (4%), Argentina and Poland (3% each). Santander Consumer Finance, which carries out its activity in more than ten European countries, mainly in Germany, Spain and the Nordic countries, contributed 13% of profit, after earning EUR 251 million, with growth of 14% in euros and 17% without the exchange rate effect.

Business

Banco Santander closed the first quarter of 2016 with total assets of EUR 1.32 trillion, 3% more than the same period last year (-3% in euros). Loan volume rose to EUR 787,033 million, 4% more than the prior year (-3% in euros). Banco Santander’s total customer funds reached EUR 760,628 million, with growth of 4% (-2% in euros).

Spain. The total loan portfolio stood at EUR 156,134 million, with a decrease of 3% from the close of March 2015. This fall is greatly affected by a 19% drop in financing to the public sector, while financing stock to SMEs and companies grew 2%. New production continued to register strong growth, with lending to SMEs increasing 13% and to individuals, 30%.

Santander Spain’s customer funds totaled EUR 220,295 million between deposits and mutual funds, with a decline of 4%. Low interest rates and the appeal of the 1|2|3 account meant a 28% drop in term deposits, while demand deposits increased 8% and mutual funds, 1%. Cost of deposits, which grew 0.01 point in the previous two quarters, decreased 0.08 point with respect to the last quarter and 0.14 point with respect to the same period last year.

Comunicación Externa.	4
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Banco Santander has recovered leadership in customer satisfaction in Spain, driven by the 1|2|3 strategy. There are currently more than one million 1|2|3 accounts in Spain, of which 980,000 are individuals and 75,000, SMEs. 1|2|3 accounts are being opened at a rate of more than 100,000 per month and the goal is to end 2016 with two million accounts. The strong loyalty of these customers is enabling the bank to increase its market share in payroll accounts, pensions and credit card billing.

United Kingdom. The loan portfolio stood at EUR 261,770 million at the close of the first quarter of 2016, with growth of 3% for the year in pounds (-5% in euros). This performance is backed by financing to companies, which grew 11%; the mortgage business, up 3%, and consumer finance, which increased 6%.

The volume of deposits and mutual funds in the United Kingdom reached EUR 216,318 million and grew 5% in pounds for the year (-3% in euros). Over the last four years, the 1I2I3 strategy has attracted 4.8 million customers, who place an average of GBP 1 billion in their accounts every month.

In companies, Santander UK continued to increase market share by attracting new customers, 25,000 in twelve months, thanks to specific platforms and products.

Brazil. The loan portfolio amounted to EUR 63,875 million, with a drop of 1% in local currency (-16% in euros). In a recessive context, mortgages grew, lending to SMEs remained stable and credit to large companies fell.

As for customer funds, Brazil’s total deposits and mutual funds were EUR 80,383 million, representing growth of 10% without the exchange rate effect (-6% in euros). Total deposits remained stable and funds grew 21%.

Comunicación Externa.	5
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Santander Brasil moved forward in its transformation process and set up a new commercial platform in 2015 which enables simplification and digitalization of processes, resulting in improved customer experience.

As for the rest of the Group’s main countries, the United States grew 4% in lending year-on-year and 2% in customer funds; Mexico, 14% in credit and 12% in funds; Chile, 9% and 4%, respectively; Portugal improved 24% in loans and 22% in funds (including Banif); Poland increased credit 11% and funds 5%, and Argentina increased its loan portfolio 44% and client funds, 57% (variations that are affected by strong inflation).

Lastly, Santander Consumer Finance, which groups the consumer finance business in continental Europe, grew deposits 8% and lending to customers 11%, boosted by the agreement with French group PSA.

Capital

With regards to capital ratios, the bank closed the first quarter of the year with total eligible equity of EUR 81,093 million, and risk weighted assets were EUR 571,959 million. As a result, Santander has a CET1 capital ratio of 12.36%, 2.61 points more than the minimum required by the European Central Bank for 2016, which is 9.75%.

The CET1 fully loaded capital ratio, which assumes capital requirements that will be in force as of 1 January 2019, is 10.27%, 0.22 point more than at the end of 2015 and 0.60 point more than a year before. This capital ratio is in line to reach Santander’s goal of 11% by 2018.

Comunicación Externa.	6
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

The bank’s board of directors has announced its intention to distribute a dividend of EUR 0.21 against the 2016 fiscal year, which would imply an increase of 5% of the dividend per share with respect to 2015. Of this amount, EUR 16.5 cents will be paid in cash, a 10% increase with respect to last year, and EUR 4.5 cents with the Scrip Dividend program, which enables shareholders to choose between cash or shares.

Banco Santander has a market capitalization of more than EUR 65,000 million, making it the leading bank in the euro zone. Santander has 3,682,927 shareholders and 194,519 employees serving over 122 million customers through 12,962 branches.

More info: www.santander.com

Comunicación Externa.	7
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

FINANCIAL REPORT 2016
JANUARY - MARCH
Key consolidated data

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Mar’16	Dec’15%		Mar’15%		Dec’15

Total assets	1,324,200	1,340,260	(1.2)	1,369,689	(3.3)	1,340,260
Net customer loans	773,452	790,848	(2.2)	793,965	(2.6)	790,848
Customer deposits	670,607	683,122	(1.8)	687,362	(2.4)	683,122
Managed and marketed customer funds	1,057,969	1,075,565	(1.6)	1,091,174	(3.0)	1,075,565
Total equity	98,781	98,753	0.0	102,105	(3.3)	98,753
Total managed and marketed funds	1,489,950	1,506,520	(1.1)	1,545,444	(3.6)	1,506,520

Ordinary income statement* (€ million)	1Q’16	4Q’15%		1Q’15%		2015

Net interest income	7,624	7,888	(3.3)	8,038	(5.2)	32,189
Gross income	10,730	10,894	(1.5)	11,444	(6.2)	45,272
Pre-provision profit (net operating income)	5,572	5,472	1.8	6,067	(8.1)	23,702
Profit before taxes	2,732	2,173	25.7	2,990	(8.6)	10,939
Attributable profit to the Group	1,633	1,460	11.9	1,717	(4.9)	6,566

Variations w/o exchange rate:

Quarterly: Net interest income: +0.2%; Gross income: +2.2%; Pre-provision profit: +5.4%; Attributable profit: +18.5%

Year-on-year: Net interest income: +5.2%; Gross income: +4.1%; Pre-provision profit: +2.8%; Attributable profit: +8.2%

Underlying EPS, profitability and efficiency* (%)	1Q’16	4Q’15%		1Q’15%		2015

EPS (euro)	0.11	0.10	11.4	0.12	(10.8)	0.45
RoE	7.5	6.5		7.6		7.2
RoTE	11.1	9.8		11.5		11.0
RoA	0.6	0.5		0.6		0.6
RoRWA	1.3	1.1		1.4		1.3
Efficiency ratio (with amortisations)	48.1	49.8		47.0		47.6

Solvency and NPL ratios (%)	Mar’16	Dec’15%		Mar’15%		Dec’15

CET1 fully-loaded	10.27	10.05		9.67		10.05
CET1 phase-in	12.36	12.55		11.91		12.55
NPL ratio	4.33	4.36		4.85		4.36
Coverage ratio	74.0	73.1		68.9		73.1

Market capitalisation and shares	Mar’16	Dec’15%		Mar’15%		Dec’15

Shares (millions)	14,434	14,434	—	14,061	2.7	14,434
Share price (euros)	3.874	4.558	(15.0)	7.017	(44.8)	4.558
Market capitalisation (€ million)	55,919	65,792	(15.0)	98,663	(43.3)	65,792
Book value (euro)	6.06	6.12		6.55		6.12
Price / Book value (X)	0.64	0.75		1.07		0.75
P/E ratio (X)	8.99	10.23		14.54		10.23

Other data	Mar’16	Dec’15%		Mar’15%		Dec’15

Number of shareholders	3,682,927	3,573,277	3.1	3,230,808	14.0	3,573,277
Number of employees	194,519	193,863	0.3	187,262	3.9	193,863
Number of branches	12,962	13,030	(0.5)	12,920	0.3	13,030

Information on total profit**	1Q’16	4Q’15%		1Q’15%		2015

Attributable profit to the Group (€ million)	1,633	25	—	1,717	(4.9)	5,966
EPS (euro)	0.11	(0.01)	—	0.12	(10.8)	0.40
RoE	7.5	4.9		7.6		6.6
RoTE	11.1	7.4		11.5		10.0
RoA	0.6	0.4		0.6		0.5
RoRWA	1.3	0.9		1.4		1.2
P/E ratio (X)	8.99	11.30		14.54		11.30

(*).-	Excluding non-recurring net capital gains and provisions (4Q 2015: -€ 1,435 million; 2015: -€ 600 million)

(**).-	Including non-recurring net capital gains and provisions (4Q 2015: -€ 1,435 million; 2015: -€ 600 million)

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 26 2016, following a favourable report from the Audit Committee on April, 20 2016. The Audit Committee verified that the information for 2016 was based on the same principles and practices as those used to draw up the annual financial statements.

      8

Item 2

2016

Financial report

January - March

We want to
help people and
businesses prosper

Santander

	Financial
	report

▶	3	Key consolidated data

▶	4	Santander aim

▶	6	Highlights of the period

▶	8	Customers

▶	9	General background

▶	10	Income statement and balance sheet

▶	16	Solvency ratios

▶	17	Risk management

▶	19	Business information

▶	35	Corporate Governance

▶	36	Corporate Social Responsibility

▶	37	The Santander share

▶	38	Financial information, Appendix

		At Banco Santander, we take advantage of new communication technologies and the social networks to improve dialogue with our stakeholders

FINANCIAL REPORT 2016
JANUARY - MARCH
Key consolidated data

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Mar’16	Dec’15%		Mar’15%		Dec’15

Total assets	1,324,200	1,340,260	(1.2)	1,369,689	(3.3)	1,340,260
Net customer loans	773,452	790,848	(2.2)	793,965	(2.6)	790,848
Customer deposits	670,607	683,122	(1.8)	687,362	(2.4)	683,122
Managed and marketed customer funds	1,057,969	1,075,565	(1.6)	1,091,174	(3.0)	1,075,565
Total equity	98,781	98,753	0.0	102,105	(3.3)	98,753
Total managed and marketed funds	1,489,950	1,506,520	(1.1)	1,545,444	(3.6)	1,506,520

Ordinary income statement* (€ million)	1Q’16	4Q’15%		1Q’15%		2015

Net interest income	7,624	7,888	(3.3)	8,038	(5.2)	32,189
Gross income	10,730	10,894	(1.5)	11,444	(6.2)	45,272
Pre-provision profit (net operating income)	5,572	5,472	1.8	6,067	(8.1)	23,702
Profit before taxes	2,732	2,173	25.7	2,990	(8.6)	10,939
Attributable profit to the Group	1,633	1,460	11.9	1,717	(4.9)	6,566

Variations w/o exchange rate:

Quarterly: Net interest income: +0.2%; Gross income: +2.2%; Pre-provision profit: +5.4%; Attributable profit: +18.5%

Year-on-year: Net interest income: +5.2%; Gross income: +4.1%; Pre-provision profit: +2.8%; Attributable profit: +8.2%

Underlying EPS, profitability and efficiency* (%)	1Q’16	4Q’15%		1Q’15%		2015

EPS (euro)	0.11	0.10	11.4	0.12	(10.8)	0.45
RoE	7.5	6.5		7.6		7.2
RoTE	11.1	9.8		11.5		11.0
RoA	0.6	0.5		0.6		0.6
RoRWA	1.3	1.1		1.4		1.3
Efficiency ratio (with amortisations)	48.1	49.8		47.0		47.6

Solvency and NPL ratios (%)	Mar’16	Dec’15%		Mar’15%		Dec’15

CET1 fully-loaded	10.27	10.05		9.67		10.05
CET1 phase-in	12.36	12.55		11.91		12.55
NPL ratio	4.33	4.36		4.85		4.36
Coverage ratio	74.0	73.1		68.9		73.1

Market capitalisation and shares	Mar’16	Dec’15%		Mar’15%		Dec’15

Shares (millions)	14,434	14,434	—	14,061	2.7	14,434
Share price (euros)	3.874	4.558	(15.0)	7.017	(44.8)	4.558
Market capitalisation (€ million)	55,919	65,792	(15.0)	98,663	(43.3)	65,792
Book value (euro)	6.06	6.12		6.55		6.12
Price / Book value (X)	0.64	0.75		1.07		0.75
P/E ratio (X)	8.99	10.23		14.54		10.23

Other data	Mar’16	Dec’15%		Mar’15%		Dec’15

Number of shareholders	3,682,927	3,573,277	3.1	3,230,808	14.0	3,573,277
Number of employees	194,519	193,863	0.3	187,262	3.9	193,863
Number of branches	12,962	13,030	(0.5)	12,920	0.3	13,030

Information on total profit**	1Q’16	4Q’15%		1Q’15%		2015

Attributable profit to the Group (€ million)	1,633	25	—	1,717	(4.9)	5,966
EPS (euro)	0.11	(0.01)	—	0.12	(10.8)	0.40
RoE	7.5	4.9		7.6		6.6
RoTE	11.1	7.4		11.5		10.0
RoA	0.6	0.4		0.6		0.5
RoRWA	1.3	0.9		1.4		1.2
P/E ratio (X)	8.99	11.30		14.54		11.30

(*).-	Excluding non-recurring net capital gains and provisions (4Q 2015: -€ 1,435 million; 2015: -€ 600 million)
(**).-	Including non-recurring net capital gains and provisions (4Q 2015: -€ 1,435 million; 2015: -€ 600 million)

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 26 2016, following a favourable report from the Audit Committee on April, 20 2016. The Audit Committee verified that the information for 2016 was based on the same principles and practices as those used to draw up the annual financial statements.

      3

FINANCIAL REPORT 2016
JANUARY - MARCH
Santander aim

Helping people and businesses prosper

(*) 2015 data

4

FINANCIAL REPORT 2016
JANUARY - MARCH
Santander aim

Simple | Personal | Fair

Employees
• Human Resources continued to review its strategy in accordance with the Group’s new culture and contributing to its objectives.

•  Among other measures, corporate behaviour patterns are being incorporated to the various processes for managing people (selection, evaluation, training and remuneration), for which a communication campaign was carried out for team heads and teams.

•  Action plans are being prepared so as to make progress in areas identified for improvement in the engagement survey: agility in decision-making, organizational and processes simplification, management of talent, and improvement of workplace environment in order to be more efficient and able to develop our full potential.

Customers
• Of note in improving customer loyalty was the good pace of opening new 1|2|3 accounts in Spain as well as in Portugal and the United Kingdom.
• Significant advances were made in the NEO CRM commercial tools with the development of new functionalities and their installation in new countries (US and Uruguay)

•  Noteworthy in digital transformation were the launch of the Opción Seguro app in Portugal, the new online bank for companies in Spain, an innovative point-of-sale app in Brazil and the first digital office in Argentina.

• Lastly, simpler and more efficient processes were installed in all channels in order to keep on improving the satisfaction and experience of our customers.

Shareholders
• We continued to make the information for our shareholders more transparent and facilitate the exercise of their rights, as underscored by the annual general meeting of shareholders (AGM).
• This meeting had a quorum of 57.63% (above the average for the previous three years). The number of shareholders reached a record participation, with 65% of them via online means.

•  The proposal to increase the total dividend by 5%, charged to 2016’s earnings, was announced at the meeting, in line with the commitment taken aboard to increase the dividend on the basis of profit growth.

• Also noteworthy was the new online quarterly report, facilitating its interactivity and the unification of the apps of the shareholders and investors area, while also improving the content.

Communities
• Santander invested €207 million in 2015 in community support programmes, €160 million of which went to higher education projects in more than 1,200 universities.
• Furthermore, €47 million was assigned to community support programmes in the sphere of child education, entrepreneurship, financial education, art and culture.
• Of note in education in the first quarter was completion of the fifth edition of the Santander Internship grants in SMEs, which benefited 22,500 students.
• In micro credits, Santander is the leader in Brazil and a reference in other countries. A total of 253,882 micro entrepreneurs were supported in 2015 in Brazil, Chile and El Salvador.

      5

FINANCIAL REPORT 2016
JANUARY - MARCH
Highlights of the period

HIGHLIGHTS OF THE PERIOD

Customers

• We continued to transform our commercial model and make it increasingly Simple, Personal and Fair.
• The number of loyal customers increased 8% over the last 12 months (individuals: +8% and companies: +10%).
• The number of digital customers rose by 2.6 million (+17% year-on-year), reflecting the strength of the multi-channel strategy.

Profit growth with good performance of commercial revenues and provisions

• Attributable profit of €1,633 million, 5% less than in the first quarter of 2015.
Negative impact of exchange rates (+8% on a currency-neutral basis):
– Solid commercial revenues, fuelled by net interest income as well as fee income.
– Costs almost stable in real terms and on a like-for-like basis.
– Provisions were higher year-on-year, but stable over the last two quarters.
• RoTE of 11.1%, in line with the underlying RoTE in 2015.

Activity

• Impact of exchange rates: -3 p.p. in the quarter and -7 p.p. year-on-year.
• On a currency-neutral basis:
– Lending rose 4% year-on-year and increased in all the main segments and in eight of the 10 core units.
– Funds increased 4% year-on-year due to demand deposits. Growth in nine of the 10 core units.
• Solid funding structure and liquidity. Net loan-to-deposit ratio of 115%.

6

FINANCIAL REPORT 2016
JANUARY - MARCH
Highlights of the period

HIGHLIGHTS OF THE PERIOD

Solid capital ratios and appropriate for the business model, balance sheet structure and risk profile

•  Fully-loaded CET1 of 10.27%. Rise of 22 b.p. in the quarter due to profit generation and management of risk assets together with some positive non-recurring impacts (regulatory, valuation of portfolios available for sale and others) and negative ones (increased perimeter).

• Total capital ratio of 13.23% and fully-loaded leverage ratio of 4.8%.
• Tangible net asset value per share stable in the quarter. On a currency-neutral basis it would increase 10 b.p.

Improvement of all credit quality ratios

• Net NPL entries dropped 17% over the first quarter of 2015 (excluding perimeter and on a currency-neutral basis).
• Non-performing loan (NPL) ratio of 4.33% on a continued downward trend. Of note Spain, SCF, Poland and Mexico.
• Coverage ratio of 74% following four quarters of continued improvement.
• Cost of credit 1.22%, 16 b.p. lower than in March 2015. Excluding Santander Consumer USA, 0.88% (-19 b.p.).

Business areas: (more detail on pages 19-34 and appendix)

•  Continental Europe: first quarter attributable profit of €706 million, 81% more than the fourth quarter of 2015, due to the recording in that period of the contributions to the deposit guarantee fund and resolution fund, and 12% above the first quarter of 2015 because of higher fee income and lower provisions.

•  United Kingdom: attributable profit of £349 million, affected by a new corporate tax surcharge. Excluding this, pre-tax profit was 13% higher than in the fourth quarter and 14% year-on-year due to good business momentum and control of costs and reduced provisions.

•  Latin America: negative impact of exchange rates (-7 p.p. over the fourth quarter and -25 p.p. year-on-year). Excluding this, attributable profit was 9% higher than the fourth quarter at €703 million (lower costs and provisions)and 8% year-on-year due to higher commercial revenues.

Of note Brazil with attributable profit of €359 million (+13.1% quarter-on-quarter and +0.4% year-on-year).

•  United States: attributable profit of $90 million, lower than in the first quarter of 2015 due to higher costs and provisions, partly due to the temporary impact of ongoing measures (creation of the holding, investment in the franchise, priorities in consumer credit, etc) and provisions for Oil & Gas in line with the sector’s.

Higher profit than in the fourth quarter due to lower costs and provisions.

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FINANCIAL REPORT 2016
JANUARY - MARCH
Customers

Customers

Our competitive advantage is our critical mass in each of our 9+1 core markets (including Santander Consumer Finance in Europe), where we serve a total of 122 million customers. This is what enables us to generate revenues consistently, quarter after quarter, and through the economic cycle.

We have gained the confidence of our customers by taking care of their financial needs over many years.

Our business continues to be based on personal relations. Our priority this year and beyond will be to win the loyalty of our customers and foster greater use of our digital banking services.

Loyal customers: 14.0 million

•  We want to engage a larger number of customers and make transaction banking the key element. We analyse which products have opportunities to be improved within each market and work to deliver further enhancements.

• Developing value offers for each type of customer and having a long-term strategy is the base for increasing customers’ confidence and loyalty in the Group’s core countries.

•  The number of loyal customers increased to 14 million in the first quarter of 2016 thanks to new commercial tools (Argentina, Uruguay and US) and to tailored value offers (cards, 1|2|3 mini account, accounts for SMEs).

• Loyal individual customers increased 8% in the 12 months to March and companies 10%.
• We continued to transform our branches in order to offer a more personalised service and make processes simpler and more intuitive.

Digital customers: 17.8 million

• Digitalisation is the key for adapting Santander to the new way of interacting with customers.

•  Santander is carrying out an intense digitalisation process that affects not only the services provided to its customers but also all its operations, both internal as well as external; how to use data to spur business growth; updating and modernising systems and streamlining processes and the organisation in general.

• The number of digital customers increased around one million in the first quarter of 2016 to 17.8 million. The increase in the last 12 months was more than 2.5 million (+17%).
• The main units are Brazil, with close to 5 million digital customers in April, and the UK with more than 4 million.
• Online banking users rose 9% in the last 12 months, while mobile ones surged 49%.

8

FINANCIAL REPORT 2016
JANUARY - MARCH
General background

General background

Grupo Santander conducted its business during the first quarter in a challenging economic environment, with markets registering high volatility.

Banking activity, continued to be affected by interest rates still at historically low levels in many countries and competition was tougher in some markets, mainly for assets, while the regulatory environment was more demanding.

•	United States: the economy grew 2.4% in 2015. The labour market registered a jobless rate (5%) regarded as full employment. This is spurring private consumption, as a result of which the outlook for 2016 is positive. The Federal Reserve raised its interest rates in December by a quarter of a point. The environment and volatility in the financial markets, however, is delaying a further rise in interest rates.

•	United Kingdom: GDP grew 2.3% in 2015, in line with the potential rate. Growth seems to be slowing due to domestic uncertainty, in particular the concern that Brexit happens, and the weak international environment. Inflation was 0.3%. The unemployment rate was 5.1% and wages began to rise.

•	The eurozone expanded 1.5%. There were some contradictory signs in the first quarter, with falls in confidence indices, but figures pointed to good GDP growth. Inflation was again negative (-0.2%) in March, due to the lower oil prices. The European Central Bank decided to respond to the deterioration of global prospects and market volatility with a new packet of measures including financing operations, more purchases of assets and interest rate cuts.

•	Germany: GDP increased 1.4% in 2015. The spurt in domestic demand (investment and private consumption) offset the external balance’s significant negative contribution.

•	Spain: the economy grew by a notable 3.2% on average (3.5% year-on-year in the fourth quarter), one of the highest in the euro zone. Growth this year is expected to be a little lower.

•	Portugal: growth of 1.5% in 2015, fuelled by exports.

•	Poland: growth remained strong (3.6% in 2015), backed by solid macroeconomic fundamentals. Interest rates remained unchanged (key rate: 1.5%).

The performance in Latin America was varied:

•	Brazil: the economy shrank 3.8% in 2015 due to the contraction of domestic demand. External demand’s contribution was positive (exports and foreign investment). The central bank held the Selic rate at 14.25% and indicated it will maintain high interest rates in order to control inflation expectations, which began to ease in the first quarter (9.4% in March). The real appreciated 10% against the US dollar in the first quarter and 5% against the euro.

•	Mexico: the economy grew 2.5%, supported by strong domestic demand. Inflation remained at below 3%. The central bank raised its key rate by 50 b.p. in February to 3.75% in order to combat market volatility and the peso’s depreciation throughout 2015 and the beginning of 2016. At the end of March, the peso had appreciated 1% against the dollar and depreciated 3% against the euro.

•	Chile: the economy grew 2.1% in 2015, spurred by a recovery in domestic demand. Inflation remained high (4.5% year-on-year in March 2016). Inflation expectations have not changed and the rate should move toward 3% by the end of the year. The central bank raised its key rate in the fourth quarter by 50 b.p. to 3.50%. The peso appreciated 6% against the US dollar and 1% against the euro.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	1Q’16	1Q’15	31.03.16	31.12.15	31.03.15

US$	1.102	1.125	1.139	1.089	1.076

Pound sterling	0.770	0.743	0.792	0.734	0.727

Brazilian real	4.296	3.215	4.117	4.312	3.496

New Mexican peso	19.877	16.820	19.590	18.915	16.512

Chilean peso	772.566	702.753	762.943	773.772	675.880

Argentine peso	15.890	9.774	16.666	14.140	9.483

Polish zloty	4.363	4.191	4.258	4.264	4.085

      9

FINANCIAL REPORT 2016
JANUARY - MARCH
Consolidated financial report

Grupo Santander Results

First quarter highlights

▶	Attributable profit of €1,633 million, 5% less than the first quarter of 2015 (12% more than the fourth quarter underlying profit), mainly due to a combination of factors:

•	Negative evolution of exchange rates (profit rose 8% year-on-year on a currency-neutral basis and 19% more than the fourth quarter).

•	Solid commercial revenues, backed by net interest income and fee income.

•	Costs controlled in real terms, on a like-for-like basis, thanks to savings from the efficiency plan.

•	Lower cost of credit (1.22% vs. 1.38% in March 2015) because of better quality portfolios.

▶	The efficiency ratio was 48.1%, slightly above 2015, and continues to be among the best of our competitors.

▶	RoTE at 11.1%, in line with the underlying RoTE at the end of 2015 (11.0%) and above the total RoTE (10.0%), after incorporating non-recurring revenues.

Income statement

€ million

			Variation			Variation
	1Q’16	4Q’15	% % w/o FX		1Q’15%		% w/o FX
Net interest income	7,624	7,888	(3.3)	0.2	8,038	(5.2)	5.7
Net fees	2,397	2,448	(2.1)	2.4	2,524	(5.0)	6.7
Gains (losses) on financial transactions	504	684	(26.3)	(24.8)	695	(27.5)	(23.7)
Other operating income	204	(126)	—	—	186	10.0	8.6
Dividends	44	107	(59.1)	(59.0)	33	31.5	32.6
Income from equity-accounted method	83	82	1.4	6.6	99	(16.4)	1.1
Other operating income/expenses	78	(315)	—	—	53	45.8	6.1
Gross income	10,730	10,894	(1.5)	2.2	11,444	(6.2)	4.1
Operating expenses	(5,158)	(5,422)	(4.9)	(1.1)	(5,377)	(4.1)	5.6
General administrative expenses	(4,572)	(4,810)	(4.9)	(1.1)	(4,785)	(4.5)	5.5
Personnel	(2,683)	(2,799)	(4.1)	(0.6)	(2,755)	(2.6)	6.7
Other general administrative expenses	(1,889)	(2,011)	(6.1)	(1.7)	(2,030)	(7.0)	3.8
Depreciation and amortisation	(586)	(612)	(4.3)	(1.4)	(592)	(1.0)	6.9
Net operating income	5,572	5,472	1.8	5.4	6,067	(8.1)	2.8
Net loan-loss provisions	(2,408)	(2,558)	(5.9)	(2.8)	(2,563)	(6.0)	4.5
Impairment losses on other assets	(44)	(215)	(79.7)	(79.0)	(60)	(27.3)	(25.5)
Other income	(389)	(526)	(26.1)	(26.7)	(454)	(14.3)	(2.8)
Ordinary profit before taxes	2,732	2,173	25.7	32.0	2,990	(8.6)	2.7
Tax on profit	(810)	(471)	72.1	78.6	(922)	(12.2)	(1.9)
Ordinary profit from continuing operations	1,922	1,702	12.9	19.0	2,067	(7.0)	4.7
Net profit from discontinued operations	—	—	—	—	0	(100.0)	(100.0)
Ordinary consolidated profit	1,922	1,702	12.9	19.0	2,067	(7.0)	4.7
Minority interests	288	242	19.0	21.4	350	(17.6)	(11.3)

Ordinary attributable profit to the Group	1,633	1,460	11.9	18.5	1,717	(4.9)	8.2
Net capital gains and provisions	—	(1,435)	(100.0)	(100.0)	—	—	—
Attributable profit to the Group	1,633	25	—	—	1,717	(4.9)	8.2

Ordinary EPS (euros)	0.11	0.10	11.4		0.12	(10.8)
Ordinary diluted EPS (euros)	0.11	0.10	11.2		0.12	(11.0)

EPS (euros)	0.11	(0.01)	—		0.12	(10.8)
Diluted EPS (euros)	0.11	(0.01)	—		0.12	(11.0)
Pro memoria:
Average total assets	1,335,115	1,351,182	(1.2)		1,334,337	0.1
Average stockholders’ equity	87,571	90,020	(2.7)		90,903	(3.7)

10

FINANCIAL REPORT 2016
JANUARY - MARCH
Consolidated financial report

First quarter/fourth quarter results

The attributable profit of €1,633 million was 12% higher than the fourth quarter underlying profit. One should take into account the negative impact of exchange rates as without this, profit would have been 19% higher, as follows:

•	Gross income up 2%, thanks to stable net interest income and growth in fee income (+2%) for the fourth consecutive quarter, which offset the fall in gains in financial transactions following a fourth quarter when they were the highest of the year.

•	Lower operating expenses, mainly in Brazil, US, Spain and Chile.

•	Loan-loss provisions were also down. Of note were the falls in Brazil, US, Chile and UK.

Evolution of results year-on-year

Attributable profit was 5% lower than in the first quarter of 2015 due to the big negative impact of exchange rates. On a currency-neutral basis, the increase would have been 8%, largely due to commercial revenues and the cost of credit:

Gross income

•	Our structure of revenues, where net interest income and fee income account for 93% of total revenues (well above the average of our competitors), gives us consistent and recurring growth. Gross income grew 4%, as follows:

–	Net interest income rose 6%, due to more lending and deposits, as the impact of spreads was relatively neutral, given that the slight fall in yield on loans was offset by a lower cost of deposits.

All units’ gross income rose except for the UK which remained stable (+0.2%), due to lower balances of standard variable rate (SVR) mortgages and greater pressure on lending spreads, and Spain where volumes were lower and interest rate pressure on loans.

–	Fee income grew 7%, with growth in most units, from both retail banking (85% of total fee income), as well as global corporate banking. This good evolution underscored the ongoing commercial transformation and the rise in loyal customers and transactions.

–	Gains on financial transactions (only 5% of total revenues) were down 24% because of the high figure in 2015 resulting from management of interest rate hedging of portfolios. Other operating income increased 9% due to higher yields on capital instruments.

Operating expenses

•	Operating expenses rose 6% because of higher inflation, investments in the commercial transformation and costs related to regulation. In real terms and on a like-for-like basis, growth was 0.7%, with Brazil’s costs down 4%, Spain’s 2% and the UK’s 1%.

•	We continued to focus on operational excellence and cost control in order to continue to be the reference in terms of the efficiency ratio.

•	During the first quarter we launched the planned measures to invest in the commercial transformation in order to have a more efficient corporation and units (commercial tools, simpler processes, new office models, etc), while meeting our savings plans.

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FINANCIAL REPORT 2016
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Consolidated financial report

Loan-loss provisions

•	The cost of credit continued to improve. Loan-loss provisions increased 5% year-on-year, but were more stable than in previous quarters, reflecting the selective growth strategy and appropriate risk management.

-	Significant falls in Spain, UK and Santander Consumer Finance and increases in Brazil and US, although more stable in these two countries (lower provisions than in the fourth quarter).

-	The cost of credit continued to improve quarter after quarter and fell from 1.38% in March 2015 to 1.22% a year later. Almost all units improved, particularly Spain, Portugal and UK. Brazil’s remained stable at below 5%.

Other income and provisions

•	Other income and provisions was €433 million negative, with no significant changes over the first quarter of 2015.

Profit and profitability

•	Pre-tax profit rose 3%, spurred by commercial revenues.

•	The tax charge was still around 30% and minority interests fell, mainly at Santander Consumer USA.

•	Attributable profit was €1,633 million, which was equivalent to a RoTE of 11.1%, almost unchanged from the underlying RoTE (11.0%) at the end of 2015 and more than a percentage point above the total RoTE (10.0%) for 2015.

•	Earnings per share were €0.11 (€0.43 annualised), mostly stable over the underlying EPS in 2015 and above the total EPS of €0.40.

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FINANCIAL REPORT 2016
JANUARY - MARCH
Consolidated financial report

Balance sheet
€ million

Assets	31.03.16	31.03.15	Variation amount	%	31.12.15
Cash on hand and deposits at central banks	73,239	67,741	5,498	8.1	81,329
Trading portfolio	152,621	168,709	(16,088)	(9.5)	147,287
Debt securities	50,060	53,564	(3,504)	(6.5)	43,964
Customer loans	6,866	5,726	1,140	19.9	6,081
Equities	14,584	15,412	(828)	(5.4)	18,225
Trading derivatives	76,643	89,305	(12,662)	(14.2)	76,724
Deposits from credit institutions	4,468	4,702	(234)	(5.0)	2,293
Other financial assets at fair value	48,771	48,892	(121)	(0.2)	45,043
Customer loans	13,884	10,201	3,683	36.1	14,293
Other (deposits at credit institutions, debt securities and equities)	34,887	38,691	(3,804)	(9.8)	30,750
Available-for-sale financial assets	118,298	124,536	(6,238)	(5.0)	122,036
Debt securities	113,656	118,974	(5,318)	(4.5)	117,187
Equities	4,642	5,562	(920)	(16.5)	4,849
Loans	817,409	847,887	(30,478)	(3.6)	831,637
Deposits at credit institutions	52,220	62,600	(10,380)	(16.6)	50,256
Customer loans	752,702	778,038	(25,336)	(3.3)	770,474
Debt securities	12,487	7,250	5,237	72.2	10,907
Held-to-maturity investments	4,566	—	4,566	—	4,355
Investments	3,350	3,564	(214)	(6.0)	3,251
Intangible assets and property and equipment	27,949	27,238	711	2.6	27,790
Goodwill	26,209	28,667	(2,458)	(8.6)	26,960
Other	51,788	52,455	(667)	(1.3)	50,572
Total assets	1,324,200	1,369,689	(45,489)	(3.3)	1,340,260

Liabilities and shareholders’ equity
Trading portfolio	108,567	125,507	(16,940)	(13.5)	105,218
Customer deposits	9,570	6,794	2,776	40.9	9,187
Marketable debt securities	—	—	—	—	—
Trading derivatives	78,608	92,439	(13,831)	(15.0)	76,414
Other	20,389	26,273	(5,884)	(22.4)	19,617
Other financial liabilities at fair value	63,404	64,078	(674)	(1.1)	54,768
Customer deposits	28,484	40,190	(11,706)	(29.1)	26,357
Marketable debt securities	3,445	3,958	(513)	(13.0)	3,373
Due to central banks and credit institutions	31,475	19,929	11,546	57.9	25,038
Financial liabilities at amortized cost	1,012,407	1,031,385	(18,978)	(1.8)	1,039,343
Due to central banks and credit institutions	138,318	142,133	(3,815)	(2.7)	148,079
Customer deposits	632,554	640,378	(7,824)	(1.2)	647,578
Marketable debt securities	197,383	204,353	(6,970)	(3.4)	201,656
Subordinated debt	20,784	19,746	1,038	5.3	21,153
Other financial liabilities	23,368	24,775	(1,407)	(5.7)	20,877
Insurance liabilities	656	670	(14)	(2.1)	627
Provisions	14,292	15,452	(1,160)	(7.5)	14,494
Other liability accounts	26,093	30,492	(4,399)	(14.4)	27,057
Total liabilities	1,225,419	1,267,584	(42,165)	(3.3)	1,241,507
Shareholders’ equity	103,264	99,987	3,277	3.3	102,402
Capital stock	7,217	7,030	187	2.7	7,217
Reserves	94,414	91,240	3,174	3.5	90,765
Attributable profit to the Group	1,633	1,717	(84)	(4.9)	5,966
Less: dividends	—	—	—	—	(1,546)
Equity adjustments by valuation	(15,949)	(8,072)	(7,877)	97.6	(14,362)
Minority interests	11,466	10,190	1,276	12.5	10,713
Total equity	98,781	102,105	(3,324)	(3.3)	98,753
Total liabilities and equity	1,324,200	1,369,689	(45,489)	(3.3)	1,340,260

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FINANCIAL REPORT 2016
JANUARY - MARCH
Consolidated financial report

Group Balance Sheet

First quarter highlights

▶	Negative impact of exchange rates in the first quarter (-3 p.p. below the fourth quarter) and year-on-year (-7 p.p.).

▶	Growth trend remained in loans and funds in the first quarter on a currency-neutral basis. The Group’s net loan-to-deposit ratio stood at 115%.

▶	In relation to March 2015 and on a currency-neutral basis:

•	Lending grew 4% y-o-y, with growth in the principal segments and in eight of the 10 main units.

•	In funds, 4% rise driven by demand deposits. Growth in nine of the 10 main units.

The Group’s activity and balance sheet was affected by the evolution of exchange rates: negative impact of around 3 p.p. in the first quarter and 7 p.p. over the last 12 months on loans and funds. The perimeter impact in the first quarter was marginal at around 1% year-on-year.

Gross customer loans (excluding repos)

•	Loans fell 2% in the first quarter affected by exchange rates. They rose 1% on a currency-neutral basis, as follows:

–	Growth of 3% in Poland and Santander Consumer Finance, 2% in the UK, Chile and Argentina, while the US’s and Mexico’s balances were slightly higher than at the end of 2015.

–	Slight falls in Spain and Portugal (-1% in both) where deleveraging continues. Also in Brazil (-4%) due to more selective growth in a market slowing down and the impact of the real’s appreciation on dollar balances of large companies.

•	On a currency-neutral basis, lending for the whole Group was 4% higher than in March 2015:

–	Growth in eight of the 10 core countries, particularly in Latin America (except for Brazil), Poland, SCF and Portugal (the latter two benefiting from the change of perimeter), and more moderately in the US and UK.

–	This growth is reflected in the segment for individual customers as well as SMEs and companies, favoured by the 1|2|3 and Advance strategies.

–	As regards Real Estate Activity unit in Spain, net loans were 35% lower year-on-year.

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FINANCIAL REPORT 2016
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Consolidated financial report

Customer funds

•	Total funds (deposits without repos and mutual funds) fell 2% in the first quarter because of exchange rates. On a currency-neutral basis, they rose 1% and changes by countries were small.

–	Deposits without repos increased 1% due to demand deposits.

•	Funds were 4% higher than in March 2015 (on a currency-neutral basis), as follows:

–	Increase of more than 10% in Brazil, Mexico and Portugal (the latter with change of perimeter), 5% in the UK and Poland, and 4% in Chile. The US’s rose 2%.

–	Spain is the only unit whose funds were lower, because of the strategy to reduce time deposits. Demand deposits, on the other hand, rose about €10,000 million.

•	The general strategy to grow in demand deposits continued, with all countries doing so and reducing time deposits.

•	As well as capturing customer deposits, Grupo Santander attaches strategic importance to maintaining a selective issuance policy in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

•	In the first quarter of 2016:

–	Medium and long-term senior debt issues of €8,892 million and €2,493 million of covered bonds.

–	€1,689 million of securitizations placed in the market.

–	€12,346 million of medium and long-term debt matured.

•	The net loan-to-deposit ratio at the end of March was 115%. The ratio of deposits plus medium- and long-term funding to lending was 114%, underscoring a comfortable funding structure.

Other balance sheet items

•	Financial assets available for sale amounted to €118,298 million, €6,238 million lower than in March 2015 due to lower debt in Portugal, Brazil and UK (the latter two affected by the depreciation of sterling and the Brazilian real).

•	Goodwill was €26,209 million, €2,458 million lower than in March 2015 and almost all due to the depreciation of the dollar, sterling, the real and the zloty against the euro.

•	Lastly, tangible and intangible assets amounted to €27,949 million, €711 million more than March 2015, due to rises in the UK and US (the latter from assets associated with leasing business).

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Consolidated financial report

Solvency ratios

First quarter highlights

▶	The fully-loaded CET1 rose 22 b.p. in the first quarter to 10.27%.

▶	The phase-in CET1 stood at 12.36%, 261 b.p. above the 9.75% minimum required by the European Central Bank (SREP) for 2016 (including 0.25% of systemic buffer).

▶	Fully-loaded leverage ratio of 4.8%.

•	The common equity Tier1 (CET1) ratio fully-loaded was 10.27%, up 22 b.p. in the first quarter because of profit generation and management of risk-weighted assets combined with some non-recurring positive impacts (regulatory, valuation of portfolios available for sale and others) and negative ones (increased perimeter).

•	The total capital ratio was 13.23% (+18 b.p. in the first quarter). In April the parent bank carried out a T2 issue for €1,500 million (demand of more than €3,100 million, with over 200 orders placed), which would bring the total capital ratio to 13.49%.

•	From a qualitative standpoint, the Group has solid and appropriate ratios for its business model, balance sheet structure and Grupo Santander’s risk profile.

•	In regulatory terms, the phase-in CET1 is 12.36%, 261 b.p. above the 9.75% (SREP) minimum required by the European Central Bank for Grupo Santander on a consolidated basis for 2016 (including the 0.25% as it is a globally systemic bank).

Eligible capital. March 2016

€ million

	Phase-in	Fully loaded
CET1	70,694	58,748
Basic capital	70,694	64,241
Eligible capital	81,093	75,651
Risk-weighted assets	571,959	571,916

CET1 capital ratio	12.36	10.27
T1 capital ratio	12.36	11.23
BIS ratio	14.18	13.23

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FINANCIAL REPORT 2016
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Risk management

Risk Management

First quarter highlights

▶	Net entries of non-performing loans were 17% lower year-on-year.

▶	The Group’s NPL ratio was 4.33%, 3 b.p. lower than in the fourth quarter with most units improving (Brasil: -5 b.p.). In y-o-y terms, drop of 52 b.p. Of note were the falls in Mexico, Poland, Spain, Chile and Santander Consumer Finance.

▶	Coverage was 74% (+5 p.p. over March 2015), following continuous improvements in the last four quarters.

▶	The cost of credit continued to fall to 1.22% (1.38% in March 2015).

Credit risk management

•	Net entries of non-performing loans in the first quarter, isolating the perimeter effect and on a currency-neutral basis, were €1,668 million, 17% lower than in the same period of 2015.

•	Bad and doubtful loans amounted to €36,148 million at the end of March, 3% lower than December 2015 and 14% year-on-year. The Group’s NPL ratio was 4.33%, 3 b.p. lower than in the fourth quarter of 2015 and 52 b.p. below March 2015.

•	Loan-loss provisions stood at €26,756 million, which provided coverage of 74%. It should be remembered that the UK and Spain NPL ratios are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

•	The improvement in credit quality is reflected in the consequent improvement in the cost of credit (1.22% at the end of March 2016; 1.38% a year earlier).

The NPL and coverage ratios of the main countries where the Group operates are set out below:

•	Spain’s NPL ratio was 6.36% at the end of March (-17 b.p. in the quarter). This improvement was due to the continued trend of lower NPL entries in most portfolios. Coverage reached 50%.

•	The Real Estate Activity unit in Spain ended March with a NPL ratio of 80% and coverage of 62%. The total coverage ratio, including the balance outstanding, was 57% and coverage of assets foreclosed 55%.

•	Santander Consumer Finance’s NPL ratio was 3.28% (-14 b.p. below the fourth quarter), due to a good performance in most countries and in March a sale of a bad debt portfolio in SC Germany. The coverage ratio was 112%.

•	Poland’s NPL ratio was 5.93% (-37 b.p. over December 2015). The fall was due to the good performance of the portfolios of individuals and SMEs. Coverage improved 3 p.p. to 67%.

•	Portugal’s NPL ratio was 8.55% (+1.09 p.p. over December 2015), following the adjustments made in the portfolio acquired from Banif. The coverage ratio was 88%.

•	In the UK, the NPL ratio was 1.49% (-3 b.p. in the quarter). The improvement was due to the good performance of various portfolios of individuals as well as SMEs in a very competitive financial environment and very low interest rates. The coverage ratio was 37% (-1 p.p. in the quarter), as mortgage loans account for 77% of balances.

Credit risk management*

€ million

	31.03.16	31.03.15	Var. %	31.12.15

Non-performing loans	36,148	41,919	(13.8)	37,094

NPL ratio (%)	4.33	4.85		4.36

Loan-loss allowances	26,756	28,894	(7.4)	27,121

Specific	17,817	20,427	(12.8)	17,707

Collective	8,940	8,467	5.6	9,414

Coverage ratio (%)	74.0	68.9		73.1

Cost of credit (%) **	1.22	1.38		1.25

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

      17

FINANCIAL REPORT 2016
JANUARY - MARCH
Risk management

Non-performing loans by quarter

€ million

	2015				2016
	1Q	2Q	3Q	4Q	1Q

Balance at beginning of period	41,709	41,919	40,273	37,856	37,094

Net additions	2,017	1,315	2,132	2,242	1,668

Increase in scope of consolidation	54	1	—	50	13

Exchange differences	853	(36)	(1,849)	968	72

Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)

Balance at period-end	41,919	40,273	37,856	37,094	36,148

•	Brazil’s NPL ratio was 5.93% (-5 b.p. over December 2015). Fall in net NPL entries in individuals but deterioration in companies due to the macroeconomic environment. The coverage ratio was 84%.

•	Mexico’s NPL ratio was 3.06% (-32 b.p. over the fourth quarter). This improvement was due to a fall in NPLs, mainly individuals and SGCB. The coverage ratio was 98% (+7 p.p.).

•	Chile’s NPL ratio was 5.45% (-17 b.p. in the quarter). The fall was due to the good performance of all portfolios. Coverage was 55% (+1 p.p. in the quarter).

•	In the US, the NPL ratio was 2.19% (+6 b.p. over the fourth quarter of 2015) and the coverage ratio dropped 4 p.p. to 221%

–	Santander Bank’s NPL ratio was 1.47% (+31 b.p. December 2015). The increase was due to NPL entries from the Oil & Gas sector companies. The coverage ratio was 95%.

–	Santander Consumer USA’s NPL ratio was 38 b.p. lower at 3.28%, due to greater lending while maintaining the portfolio’s risk profile. The coverage ratio was 375%.

Structural FX

•	As regards structural exchange rate risk, Santander maintains a high fully-loaded core capital coverage level of around 100% in order to act as a buffer from currency movements.

Market risk

•	The risk of trading activity in the first quarter of global corporate banking, measured in daily VaR terms at 99%, fluctuated between €11.7 million and €22.5 million. These figures are low compared to the Group’s balance sheet and activity.

•	Of note was the upward trend in VaR at the beginning of March to a high for the quarter, due to market volatility mainly in interest rates.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of March was €16.1 million.

Trading portfolios*. VaR by region

€ million

	2016		2015
First quarter	Average	Latest	Average

Total	15.0	17.0	14.2

Europe	10.9	9.9	10.4

USA and Asia	1.0	0.9	0.9

Latin America	9.7	12.3	11.1

Global activities	0.8	0.6	2.3

(*)	Activity performance in Global Corporate Banking financial markets

Trading portfolios*. VaR by market factor

€ million

First quarter	Min	Avg	Max	Last

VaR total	11.7	15.0	22.5	17.0

Diversification effect	(3.6)	(12.4)	(20.9)	(13.5)

Interest rate VaR	8.9	13.3	21.5	16.6

Equity VaR	1.1	1.7	2.6	1.6

FX VaR	4.0	8.4	13.3	5.7

Credit spreads VaR	2.5	3.9	7.4	6.4

Commodities VaR	0.0	0.1	0.1	0.0

(*)	Activity performance in Global Corporate Banking financial markets

18

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information

Description of the businesses

Grupo Santander maintained the general criteria applied since the third quarter of 2015 when some changes were made to the criteria and to the composition of some units in order to make the Group more transparent, facilitate analysis of the business units and enhance the value of the activity developed by the Corporation.

The only exception, as in prior years, is the annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking, whose figures from previous periods have been restated including these adjustments.

The change has no impact on the geographic businesses or on the Group’s consolidated figures, which remained unchanged.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

•	United States. Includes the holding (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit of Banco Santander International Miami and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: retail banking, Santander Global Corporate Banking and the Spain real estate unit.

•	Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the SGCB. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the Corporate Centre area. This incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through issues.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

      19

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Net operating income		/ 4Q’15		/ 1Q’15

€ million	1Q’16%		% w/o FX	%	% w/o FX

Continental Europe	1,608	28.5	29.1	(7.6)	(6.7)

o/w: Spain	706	86.6	86.6	(21.0)	(21.0)

Santander Consumer Finance	562	6.0	6.5	4.6	6.5

Poland	166	11.6	13.8	(12.4)	(8.8)

Portugal	183	(5.2)	(5.2)	59.6	59.6

United Kingdom	719	(4.7)	1.8	(1.1)	2.6

Latin America	2,404	(2.3)	3.0	(14.1)	10.6

o/w: Brazil	1,434	(0.3)	1.4	(21.2)	5.3

Mexico	470	(8.9)	(0.8)	1.4	19.9

Chile	321	13.4	13.7	1.7	11.8

USA	1,191	3.4	4.2	1.6	(0.5)

Operating areas	5,922	5.4	9.1	(8.0)	2.2

Corporate Centre	(349)	142.3	142.3	(6.1)	(6.1)

Total Group	5,572	1.8	5.4	(8.1)	2.8

Ordinary attributable profit to the Group		/4Q’15		/1Q’15

€ million	1Q’16%		% w/o FX	%	% w/o FX

Continental Europe	706	80.0	81.0	10.4	11.7

o/w: Spain	307	227.3	227.3	(9.6)	(9.6)

Santander Consumer Finance	251	6.3	6.9	14.3	16.7

Poland	64	12.9	14.6	(27.5)	(24.5)

Portugal	121	1.2	1.2	121.4	121.4

United Kingdom	453	(4.7)	1.7	(3.9)	(0.3)

Latin America	703	1.5	8.9	(16.3)	7.9

o/w: Brazil	359	13.2	13.1	(24.8)	0.4

Mexico	143	(17.5)	(10.0)	(6.7)	10.3

Chile	122	56.5	53.9	14.8	26.2

USA	82	347.5	427.4	(68.2)	(68.8)

Operating areas	1,944	23.2	29.9	(12.0)	(2.8)

Corporate Centre	(311)	161.9	161.9	(36.7)	(36.7)

Total Group	1,633	11.9	18.5	(4.9)	8.2

Gross customer loans w/o repos		/4Q’15		/1Q’15

€ million	1Q’16%		% w/o FX	%	% w/o FX

Continental Europe	300,441	0.6	0.6	2.5	3.3

o/w: Spain	156,134	(0.7)	(0.7)	(3.0)	(3.0)

Santander Consumer Finance	79,136	3.4	3.1	9.8	11.3

Poland	20,467	3.3	3.2	7.0	11.5

Portugal	30,018	(1.8)	(1.8)	23.9	23.9

United Kingdom	261,770	(5.7)	1.7	(5.0)	3.4

Latin America	136,490	(0.6)	(1.5)	(10.5)	6.1

o/w: Brazil	63,875	0.4	(4.1)	(16.3)	(1.4)

Mexico	28,760	(3.3)	0.2	(3.6)	14.4

Chile	34,320	3.0	1.6	(3.5)	8.9

USA	84,897	(4.0)	0.4	(1.8)	4.0

Operating areas	783,599	(2.3)	0.5	(3.0)	3.9

Total Group	787,033	(2.3)	0.6	(3.2)	3.5

Funds (deposits w/o repos + mutual funds)		/4Q’15			/1Q’15

€ million	1Q’16%		% w/o FX	%	% w/o FX

Continental Europe	315,791	1.1	1.1	0.8	1.2

o/w: Spain	220,295	0.5	0.5	(4.0)	(4.0)

Santander Consumer Finance	33,197	1.8	1.6	7.1	8.2

Poland	24,487	0.3	0.1	1.1	5.3

Portugal	30,589	(0.3)	(0.3)	22.1	22.1

United Kingdom	216,318	(6.7)	0.6	(3.4)	5.1

Latin America	160,927	1.6	1.1	(6.4)	11.8

o/w: Brazil	80,383	4.7	0.0	(6.3)	10.3

Mexico	37,245	(0.7)	2.9	(5.8)	11.8

Chile	29,702	0.1	(1.3)	(7.5)	4.4

USA	65,983	(1.3)	3.2	(3.5)	2.1

Operating areas	759,018	(1.4)	1.1	(2.4)	4.5

Total Group	760,628	(1.8)	0.6	(2.5)	4.4

20

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Main units of continental Europe. Spain

First quarter highlights

▶	The number of 1|2|3 customers continued to grow, improving the risk profile and favouring new lending and loyalty.

▶	Strong rise in new loans to the main segments and higher stock in SMEs and companies.

▶	Attributable profit was lower year-on-year due to net interest income and gains on financial transactions. Good performance of fee income, costs and provisions. Net interest income was higher than in the fourth quarter.

Commercial activity

•	The 1|2|3 strategy is producing good results, improving the customer profile and impacting on new lending and loyalty. A total of 980,000 accounts for individuals were opened and gains in market share achieved in direct depositing of payroll cheques, number of pensions and cards billing.

•	The 1|2|3 SMEs account (75,000) also evolved well with a good pace of openings, switchers and cards.

•	The 1|2|3 customers, both individuals and SMEs, are more loyal and have a better risk profile and levels of pre-approved loans, which are feeding through to new lending and a lower cost of credit.

•	Santander Spain is the leader in customer satisfaction according to the 2015 Stiga survey, aided by measures taken during the year in digital as well as traditional channels.

•	Digital customers increased 23% in the last twelve months to 2.6 million, thanks to the continuous improvement in our digital offer. Of note were the new app functionalities of our online banking: pre-approved loans in three clicks, money transfer between mobile phones, management of cards (such as checking PIN, instant financing), approval of foreign trade lines.

Business performance

•	Lending continued to recover: new loans to individuals was up 30% and 13% to SMEs.

•	Loans dropped 3% in the last twelve months, due to reduced lending to public institutions and mortgages, where new loans still did not offset maturities. On the other hand, higher stock in SMEs and companies and stable Global Corporate Banking balances.

•	As for funds, we maintained the growth strategy in demand deposits (+8%) and mutual funds (+1%) and reduced time deposits (-28%), reflected in a lower cost of deposits.

Results

Attributable profit was 10% lower than in the first quarter of 2015 at €307 million, as the favourable evolution of provisions, which continued on a downward trend, and control of costs, were offset by lower revenues.

•	Gross income fell 12% year-on-year due to much lower gains on financial transactions (-26%), low interest rates and pressure on spreads on loans. Fee income, on the other hand, increased 2.5% (retail banking: +8%).

•	Operating expenses declined 2% year-on-year. These savings were compatible with investments in regulatory requirements and in improving our digital channels.

•	Loan-loss provisions declined 37% year-on-year, due to the enhanced credit quality and a favourable economic environment. The cost of credit improved 43 b.p. to 0.54% and the NPL ratio dropped to 6.36% from 7.25% in March 2015.

Profit was three times higher than in the fourth quarter of 2015 thanks to the recovery of net interest income and fee income and the negative impact in the fourth quarter of charges for the deposit guarantee fund and resolution fund.

¢ Spain. € million

		/ 4Q’15	/ 1Q’15
	1Q’16%		%

Gross income	1,543	24.6	(11.8)

Net operating income	706	86.6	(21.0)

Attributable profit to the Group	307	227.3	(9.6)

Loans w/o repos	156,134	(0.7)	(3.0)

Funds	220,295	0.5	(4.0)

Efficiency ratio (with amortisations) (%)	54.2	(15.2)	5.3

NPL ratio (%)	6.36	(0.17)	(0.89)

NPL coverage (%)	50.2	2.1	3.6

      21

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Main units of continental Europe. Santander Consumer Finance

First quarter highlights

▶	The integration of the agreement with Banque PSA Finance progressed well: the joint-ventures of Italy and Holland were incorporated during the first quarter.

▶	Greater activity year-on-year in the main countries: Spain, Germany and the Nordic countries.

▶	Attributable profit was 17% higher than in the first quarter of 2015 at €251 million.

Commercial activity

•	SCF’s units in Continental Europe developed their activity in an environment of recovery in both consumption and car sales (+8% y-o-y).

•	SCF continued to gain market share, backed by a solid business model: highly diversified geographically with critical mass in key products, more efficient than our competitors and a common risk control and recovery system that keeps credit quality high.

•	Management focuses are: progress in the Banque PSA Finance agreement, increasing auto finance, boosting consumer finance by extending agreements with the main dealers and strengthening digital channels.

Business performance

•	New lending increased 24% in the last 12 months (+14% excluding Banque PSA Finance), fuelled by auto finance (+22% without Banque PSA Finance). Direct credit and consumer durable loans rose 4%. All units registered growth.

•	Customer deposits increased to €33,195 million, unlike our competitors. Wholesale funding was €1,222 million, via senior issues and securitisations. Deposits and medium and long-term issues-securitisations placed in the market covered 69% of net lending.

Results

Attributable profit was €251 million, €36 million more (+17%) than in the same period of 2015 and 8% higher without Banque PSA Finance:

•	The rise in gross income was mainly due to net interest income (+14% y-o-y).

•	Operating expenses increased in line with business and the new incorporations.

•	Loan-loss provisions declined and the cost of credit improved significantly to 0.64% from 0.93% a year earlier, thanks to the exceptional performance of portfolios. The NPL ratio was 3.28% (124 b.p. lower than in the first quarter of 2015) and the coverage ratio was 112% (+8 p.p.).

•	Of note by units was the higher attributable profit of Spain, Nordic countries, Poland and Italy. The increase was due in part to management and in part to the perimeter.

Profit was 7% higher than in the fourth quarter of 2015 due to higher gross income.

¢ Santander Consumer Finance. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	1,045	4.8	5.3	9.0	10.9

Net operating income	562	6.0	6.5	4.6	6.5

Attributable profit to the Group	251	6.3	6.9	14.3	16.7

Loans w/o repos	79,136	3.4	3.1	9.8	11.3

Funds	33,197	1.8	1.6	7.1	8.2

Efficiency ratio (with amortisations) (%)	46.2	(0.6)		2.3

NPL ratio (%)	3.28	(0.14)		(1.24)

NPL coverage (%)	111.9	2.8		8.3

22

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Main units of continental Europe. Poland (changes on a currency-neutral basis)

First quarter highlights

▶	Year-on-year rise in lending, with positive expectations for the economy. Focus remains on corporates and mortgages.

▶	Santander continues to be the market leader in cards, mobile and online banking.

▶	Main focus on managing revenues and costs in an environment of low interest rates.

▶	Regulatory changes with the bank levy introduced in February 2016 impacting on first quarter results. Estimated impact of €7 million per month.

Commercial Activity

•	The Bank’s main goal is to become the bank of first choice. We continued to be the market leader in cards, mobile and online banking, marketing various products and initiatives.

•	In the first quarter, the BZWBK24 mobile app, awarded several times as one of the best international and local apps, introduced an upgrade to the Pay to Mobile feature, which allows users to transfer money to a mobile number. Also, customers with mobile phones using the Android operating system will be able to make payments with Visa and Mastercard, and those on the Windows operating system will be able to exchange currency via the eFX platform.

•	BZWBK24 internet has developed the feature Customer Service, a section that offers customers an advisor’s guidance via many forms of contact. Moreover, in order to ensure customer confidentiality, the use of Phone Number Masking was added.

•	A first version of iBiznes24 mobile was introduced to allow corporate and SMEs customers manage their finances via mobile devices.

Business Performance

•	Net loans rose 11% year-on-year, backed by mortgages (+8%), credit cards (+21%) and also the corporate segment (+20%), with leasing (+23%) and factoring (+24%).

•	Deposits increased 9% year-on-year, mainly driven by individuals and corporate balances (+19%), with demand and time deposits also growing +11% and +6%, respectively. This evolution maintained our solid funding structure (net loan-to-deposit ratio of 92%).

Results

The first quarter attributable profit of €64 million, €21 million less than in the same period of 2015, was due to lower income on ALCO sales and the bank levy introduced in February 2016.

This tax increases tax obligations of certain financial institutions, including banks, and is calculated as 0.44% of the total value of their assets. The estimated impact is about €7 million per month.

Excluding these impacts, of note in the first quarter was:

•	Gross income rose 7%, driven by net interest income and backed by increased volumes.

•	Operating expenses remained flat and loan-loss provisions were 12% lower. Significant improvement in credit quality. The NPL ratio improved to 5.93% (7.33% in March 2015) and the cost of credit stood at 0.82% from 1.00% in March 2015

Attributable profit rose 15% compared to the fourth quarter of 2015, mainly driven by lower provisions and the contribution to the Deposit Guarantee Fund made in the fourth quarter of 2015.

¢ Poland. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	311	6.5	8.7	(8.6)	(4.9)

Net operating income	166	11.6	13.8	(12.4)	(8.8)

Attributable profit to the Group	64	12.9	14.6	(27.5)	(24.5)

Loans w/o repos	20,467	3.3	3.2	7.0	11.5

Funds	24,487	0.3	0.1	1.1	5.3

Efficiency ratio (with amortisations) (%)	46.6	(2.4)		2.3

NPL ratio (%)	5.93	(0.37)		(1.40)

NPL coverage (%)	67.0	3.0		5.4

      23

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Main units of continental Europe. Portugal

First quarter highlights

▶	Focus on technological and operational integration of Banif’s business.

▶	Commercial actions aimed at capturing individual customers and companies.

▶	Attributable profit doubled year-on-year, partly due to the incorporation of Banif’s business.

Commercial activity

•	Santander Totta acquired in December 2015 most of the assets and liabilities of Banco Internacional do Funchal (Banif), making it the country’s second-largest private sector bank (market share around 14% in loans and deposits).

•	In the first quarter priority was given to Banif’s technological and operational integration, continuing the commercial actions aimed at increasing the number of loyal and digital customers, improving the quality of service and growing the business volumes, particularly companies, which remained dynamic.

•	In the middle-income market segment, we continued to support the 1|2|3 World programme to capture and engage customers. The number of accounts, credit cards and protection insurance increased significantly.

•	Management of net interest income and control of NPLs continued to be the drivers for benefiting from the improvement in the economic cycle and further supporting companies and households.

Business performance

•	Lending rose 24% to €30,000 million. The incorporation of Banif’s balances resulted in a change in its structure, increasing the weight of the companies’ segment to 35% (31% in March 2015). On a like-for-like basis, excluding this incorporation, balances were 2% lower (better performance than the market according to the latest figure).

•	Funds increased 22% to €30,600 million, mainly due to the incorporation of Banif’s deposits. On a like-for-like basis, total funds rose 4%, consistent with management focused on reducing the cost of deposits.

•	The business performance produced a market share gain in loans and deposits.

Results

The first quarter attributable profit was €121 million, more than double that in the same period of 2015 (+121%).

•	Positive impact throughout the income statement of Banif’s incorporation: net interest income and fee income increased 30% (combined). Operating expenses rose 25%.

•	Gross income was bolstered by financial transactions originated by the sale of portfolios.

•	Loan-loss provisions rose only 2%, despite the greater perimeter. The cost of credit improved to 0.28%.

Profit was 1% higher than in the fourth quarter of 2015, when the gains generated by the sales of public debt were very high.

¢ Portugal. € million

		/ 4Q’15	/ 1Q’15
	1Q’16%		%

Gross income	337	5.9	41.5

Net operating income	183	(5.2)	59.6

Attributable profit to the Group	121	1.2	121.4

Loans w/o repos	30,018	(1.8)	23.9

Funds	30,589	(0.3)	22.1

Efficiency ratio (with amortisations) (%)	45.7	6.4	(6.1)

NPL ratio (%)	8.55	1.09	(0.41)

NPL coverage (%)	87.7	(11.3)	35.3

24

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

United Kingdom (changes in sterling)

First quarter highlights

▶	The 1I2I3 World customers continued to grow, with improved customer loyalty, activity levels and risk profile.

▶	Strong business flows in retail and corporates, with growth in current accounts and mortgages as well as corporate lending.

▶	Digitalisation and product simplification supporting operational efficiency.

▶	Profit before tax increased 14% y-o-y, supported by strong business momentum, stable expenses and lower provision charges. Attributable profit was broadly flat, impacted by 8% bank new corporate tax surcharge.

Commercial activity

•	1/2/3 World customers increased by 131,000 to 4.8 million since the end of 2015. Growth in retail current account balances of £3.6bn, maintaining £1bn monthly average since the end of 2012.

•	Loyal corporate and SME customers increased by more than 25,000 since March 2015, backed by new platforms and services in the corporate business.

•	Digital customers also increased to 4.2 million, underpinned by continuous improvement in our digital proposition. In March 2016, Santander UK became the first UK bank to introduce voice banking technology to the mobile app.

•	Ongoing improvement in customer satisfaction, with continued focus on further improvement.

•	Santander UK is focused on maintaining a strong balance sheet. At the end of March 2016, the CRD IV end point Common Equity Tier 1 capital ratio stood at 11.6% and the leverage ratio at 4.0%.

Business performance

•	Customer lending increased 3% compared to March 2015, largely due to lending to companies (+11%), mortgages (+3%) and consumer credit (+6%). New gross mortgage lending was £7,100 million, up 12% year-on-year, and includes £900 million to first time buyers. In 2016, growth in new gross mortgage lending is expected to be in line with the market.

•	Strong growth in customer deposits excluding repos (+6% over March 2015) was driven by increased 1/2/3 current accounts, more than offsetting lower demand for savings products.

Results

First quarter attributable profit of £349 million was almost unchanged from the same period of 2015, mostly due to higher taxes due to the introduction of the bank new corporate tax surcharge. Profit before tax increased by 14% in the same period.

•	Net interest income remained broadly unchanged year-on-year (+0.2%) with a small decline in net interest income / average customer assets (banking NIM), partially offset by higher asset volumes.

•	The decline in banking NIM to 1.78%, from 1.87% in the first quarter of 2015 (1.80% in the fourth quarter of 2015), was driven by new asset margin pressures (from competitive pressures) and continued SVR attrition.

•	Fee income was affected by regulatory impacts on cards and investment income. Excluding these impacts, fee income rose 10%.

•	Operating expenses were broadly flat as efficiency improvements absorbed investments in business growth, and the continued enhancements to our digital channels. Moreover, excluding the costs related to banking reform, they would have decreased 3% y-o-y.

•	Loan-loss provisions fell 91% year-on-year as credit quality remained robust in all loan portfolios, due to conservative risk criteria and benign economic environment. The NPL ratio improved to 1.49% in the first quarter of 2016, from 1.75% in the same period of 2015.

Profit before tax was 13% higher over the fourth quarter of 2015, with stable gross income and expenses, and lower provisions.

¢ United Kingdom. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	1,513	(5.5)	0.9	(2.4)	1.2

Net operating income	719	(4.7)	1.8	(1.1)	2.6

Attributable profit to the Group	453	(4.7)	1.7	(3.9)	(0.3)

Loans w/o repos	261,770	(5.7)	1.7	(5.0)	3.4

Funds	216,318	(6.7)	0.6	(3.4)	5.1

Efficiency ratio (with amortisations) (%)	52.4	(0.4)		(0.6)

NPL ratio (%)	1.49	(0.03)		(0.26)

NPL coverage (%)	36.5	(1.7)		(4.7)

      25

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Main units of Latin America. Brazil (changes on a currency-neutral basis)

First quarter highlights

▶	Focus on commercial transformation: more digital and loyal customers, and improved customer experience.

▶	Higher growth in funds than in loans, which slowed down, in line with the market.

▶	Attributable profit of €359 million, with positive trend in gross income and control of costs.

▶	Loan-loss provisions increased y-o-y, but were down over the third and fourth quarters. The cost of credit was 4.6%.

Commercial activity

The strategy remained based on an intense agenda of commercial transformation, focusing on digitalisation, loyalty and customer satisfaction. Of note:

•	In the multi-channel strategy, we launched a digital attention channel for customers of the Van Gogh and small companies segments, and the purchase of 100% of ContaSuper, a digital pre-payment platform for payments and transfers.

•	Digital customers increased 16% y-o-y, to over 4.6 million at the end of March. In April the number of customers who registered with biometric identification surpassed one million (120,000 in December 2015).

•	We extended the offer for the segment of Santander Negocios & Empresas to companies with an annual turnover of BRL 200 million (previously BRL 80 million).

•	We are the bank with the lowest index of complaints among our main private sector bank competitors, reflecting the improvements we have been implementing in our services.

•	We strengthened control of risks with preventative actions, while continuing to change the business mix of our credit portfolio toward lower risk products.

Business performance

•	Amid a weak economic environment, lending dropped 1% year-on-year. By segment: loans to individual customers rose 8%, notably mortgages (+17%). On the other hand, consumer finance and loans to large companies declined.

•	Funds grew 10%: mutual funds (+21%) and time deposits (+1%).

Results

Despite the recession, the Group showed the strength of its results, and posted attributable profit of €359 million, in line with that of the first quarter of 2015:

•	Gross income rose 6%: net interest income up 6% and fee income 8%, thanks to current accounts and global corporate banking.

•	Operating expenses increased 6.6%, below the inflation rate (9.4% in March). This evolution underscored the improvement in efficiency and productivity.

•	Loan-loss provisions rose 16% year-on-year, as those in the first quarter of 2015 were relatively low. Lower over the third and fourth quarters of 2015.

•	Credit quality indicators remained stable: the cost of credit was 4.63% (4.50% in December) and the NPL ratio was 5.93% (5.98% in December 2015). The NPL ratio is performing much better than the whole of private sector banks, reflecting the change of mix carried out in recent years and adequate risk management.

Profit was 13% higher than in the fourth quarter, due to provisions, and gross income stable. despite the first quarter’s usual negative seasonal impact.

¢ Brazil. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	2,381	(4.7)	(2.3)	(20.8)	5.8

Net operating income	1,434	(0.3)	1.4	(21.2)	5.3

Attributable profit to the Group	359	13.2	13.1	(24.8)	0.4

Loans w/o repos	63,875	0.4	(4.1)	(16.3)	(1.4)

Funds	80,383	4.7	0.0	(6.3)	10.3

Efficiency ratio (with amortisations) (%)	39.8	(2.6)		0.3

NPL ratio (%)	5.93	(0.05)		1.03

NPL coverage (%)	83.7	—		(11.5)

26

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Main units of Latin America. Mexico (changes on a currency-neutral basis)

First quarter highlights

▶	Commercial focus on the most profitable segments (Select, SMEs, companies), greater use of digital banking and the quality of service.

▶	The commercial strategy continues to be reflected in the growth in business volumes (+14%, with a gain in market share of 0.4 p.p.) and funds (+12%, with demand deposits up 24%).

▶	Year-on-year growth in attributable profit (+10%) mainly leveraged on net interest income (+18%).

Commercial activity

Various commercial actions were taken in the first quarter in different segments, including:

•	A new commercial project with strong potential to grow revenues was launched: Santander Aeroméxico Card, in an alliance with Mexico’s leading airline.

•	Multi-channel activity continued to be fostered (42 new ATMs in the first quarter, mobile and online banking initiatives) and development of strategic alliances with correspondent banks, which enabled us to offer our basic banking services via a network of 17,863 shops.

•	At the end of March there were over 900,000 digital customers, over 30% more year-on-year.

•	In mortgages, we continued to strengthen business via competitive commercial actions. Also, a campaign was launched for SMEs with an excellent credit profile in order to increase their loyalty and retain them.

•	In companies and institutions, we continued to work on commercial initiatives, focusing more on attracting and penetrating the automotive sector, petrol stations and confirming and payroll products.

Business performance

•	All these measures fuelled lending growth by 14% y-o-y. Loans to SMEs rose 13%, mortgages 11% and companies 22%. Consumer credit rose 27% and credit cards 14%, the latter setting new placement records.

•	Deposits grew and their composition improved, fuelled by the 25% increase in demand deposits. Both, in loans and deposits, Santander’s pace of growth was higher than the market’s.

Results

Attributable profit was up 10% y-o-y at €143 million.

•	Gross income increased 14% year-on-year, mainly due to the 18% rise in net interest income (reflecting the credit growth). Fee income rose 6%. Of note was that from insurance, cash management, securities and advising. Gains on financial transactions, on the other hand, declined 5% due to the markets’ persistent sluggishness.

•	Operating expenses grew 7% because of greater installed capacity and new commercial projects to boost attracting and customer loyalty.

•	The cost of credit remained basically flat and credit quality ratios improved notably: the NPL ratio was down 65 b.p. over March 2015 and coverage up 9 p.p.

Profit was 10% lower than in the fourth quarter (seasonally higher) due to higher costs and provisions, though gross income was slightly higher.

¢ Mexico. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	792	(6.8)	1.3	(3.2)	14.4

Net operating income	470	(8.9)	(0.8)	1.4	19.9

Attributable profit to the Group	143	(17.5)	(10.0)	(6.7)	10.3

Loans w/o repos	28,760	(3.3)	0.2	(3.6)	14.4

Funds	37,245	(0.7)	2.9	(5.8)	11.8

Efficiency ratio (with amortisations) (%)	40.7	1.3		(2.7)

NPL ratio (%)	3.06	(0.32)		(0.65)

NPL coverage (%)	97.5	6.9		9.1

      27

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Main units of Latin America. Chile (changes on a currency-neutral basis)

First quarter highlights

▶	The focus remains on the quality of customer attention. Increase in loyal transaction banking customers.

▶	The commercial transformation is reflected in greater activity in the target segments of loans and funds.

▶	Attributable profit of €122 million (+26% year-on-year).

Commercial activity

Santander is the largest bank in Chile in terms of assets and customers, with a clear retail focus (individuals and SMEs). The Group maintains its strategy of ensuring long-term profitability against a backdrop of lower spreads and tougher regulation.

•	The bank aspires to become the country’s best through improving the quality of customer attention, transforming the retail banking segment and strengthening business with large and medium companies.

•	The progress made in improving customer satisfaction has enabled us to narrow the gap in quality of service with our main competitors. This was achieved by streamlining the internal processes and adjusting them to a digital and omni channel environment.

•	These actions are boosting the number of customers and business. Total customers grew 1% year-on-year. Of note was the growth in loyal customers (+6% individuals and +11% companies).

•	The number of digital customers surpassed 900,000 in March (+5 % y-o-y).

Business performance

•	Loans rose 9% in the last twelve months, particularly those to high-income customers (+21%) and SMEs (+10%). Mortgage loans also performed well and they increased 19%.

•	Deposits rose 6% year-on-year, notably demand deposits (+9%).

Results

Attributable profit was 26% higher than in the first quarter of 2015 at €122 million, due to:

•	Gross income rose 11%, backed by the 16% growth in net interest income and the 11% rise in fee income, partially offset by the drop in gains on financial transactions.

•	Net interest income was fuelled by higher volumes, the lower cost of funding from deposits and inflation that was higher than in the first quarter of 2015. Of note in fee income were the rises in that from means of payment and cash management.

•	Operating expenses rose 9% due to increases resulting from indexation to year-on-year inflation of rentals and salaries, as well as the impact of the peso’s depreciation on technology service contracts indexed to the dollar and the euro and greater investment in technology developments.

•	Loan-loss provisions were 9% lower. The cost of credit fell to 1.58%, the NPL ratio was 5.45% and coverage 55%. Both ratios improved in the last 12 months.

Profit was 54% higher than the fourth quarter, basically due to lower costs (the fourth quarter’s are seasonally higher) and reduced provisions.

¢ Chile. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	556	2.4	3.3	0.5	10.5

Net operating income	321	13.4	13.7	1.7	11.8

Attributable profit to the Group	122	56.5	53.9	14.8	26.2

Loans w/o repos	34,320	3.0	1.6	(3.5)	8.9

Funds	29,702	0.1	(1.3)	(7.5)	4.4

Efficiency ratio (with amortisations) (%)	42.3	(5.6)		(0.7)

NPL ratio (%)	5.45	(0.17)		(0.43)

NPL coverage (%)	54.6	0.7		2.6

28

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Other Latin American units. Argentina (changes on a currency-neutral basis)

First quarter highlights

▶	Growth and trends in loans and deposits higher than the market.

▶	Attributable profit was 37% higher year-on-year thanks to net interest income and fee income.

▶	Commercial revenues grew because of greater activity and transactions (collections, means of payment, etc).

▶	Operating expenses increased because of the larger branch network and transformation projects.

Commercial activity and Business performance

Santander continued to focus on implementing the multi-channel projects, Select and Pymes Advance with the aim of gaining market share in the main products, improve the quality of customer attention and be more efficient in the use of resources.

•	The Select products were strengthened for high income customers and new specialised spaces and corners continued to be opened, which increased the cross-selling, transaction loyalty and profitability of these customers.

•	The expansion and transformation plan continued. Three new branches were opened during the first quarter and 164 have been totally transformed.

•	The first fully digital office also began to operate in January. The Santander Río Mobile app reached 387,000 customers.

•	Lending rose 44% in 12 months, notably to companies and consumer credit. Deposits increased 63% (demand: +53% and time:+77%). Market share gain in lending and deposits in the last twelve months.

Results

First quarter attributable profit of €67 million (+37% over the same period of 2015).

•	The commercial strategy is reflected in a 34% increase in gross income, 16% in net interest income and 36% in fee income.

•	Operating expenses were up 37% because of expanding the branch network, transformation and technology projects, and salary increases.

•	Loan-loss provisions increased below the pace of lending, improving the cost of credit by 28 b.p.. Credit quality was still high (NPL ratio of 1.21% and coverage of 194%).

Pre-tax profit was 14% more than in the fourth quarter, due to higher gross income and lower provisions.

Other Latin American units. Peru (changes on a currency-neutral basis)

First quarter highlights

▶	Activity remained strong, both loans and deposits.

▶	Attributable profit was 19% higher year-on-year at €7 million

Commercial activity and Business performance

•	The strategy continued to focus on the corporate segment, the country’s largest companies and the Group’s global customers.

•	A close customer relationship and quality of service were fostered, taking advantage of synergies with other Group units.

•	Our auto finance company was further consolidated.

•	Lending rose 10% year-on-year and deposits 25%.

Results

•	Attributable profit was €7 million. Gross income rose 3%, fuelled by net interest income (+15%) and fee income (+51%) which offset the lower gains on financial transactions eroded by exchange rate volatility. Operating expenses rose 12%, which improved the efficiency ratio to 36%.

•	Loan-loss provisions declined 35%. Credit quality remained excellent (NPL ratio of 0.42% and very high coverage).

      29

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Other Latin American units. Uruguay (changes on a currency-neutral basis)

First quarter highlights

▶	Double-digit growth in deposits and loans.

▶	Attributable profit up 65% year-on-year (+41% without the perimeter effect) and 49% more than the fourth quarter, spurred by gross income.

Commercial activity

The Group continued to be the country’s leading private sector bank, with a strategy of growth in retail banking, enhancing efficiency and quality of service.

•	Santander remained focused on improving customer satisfaction and increasing customer loyalty. Celestium, a CRM with a comprehensive view of the customer profile, was installed which provides information on customers’ relation with the bank, the channels they use and the offer of potential products for each of them.

•	In line with the task of improving the quality of service, differentiated service is offered in branches for SMEs and for the Select segment.

•	The number of digital customers rose 48% in the first quarter to almost 100,000.

•	The perimeter effect relates to the acquisition in July 2015 of Créditos de la Casa, Uruguay’s fourth largest financing company, which operates throughout the country.

Business performance

•	Lending grew 24% year-on-year, with consumer credit up 55% and loans to SMEs 28%. Excluding the perimeter impact, loans rose 21% and consumer credit 14%.

•	Deposits increased 35% (demand: +32% and time: +76%).

Results

The growth in business activity produced sharp increase in profits.

Attributable profit was 65% higher year-on-year at €22 million and 41% on a like-for-like basis. Growth was due to the 31% rise in net interest income, which more than offset the rise in operating expenses.

•	Credit quality was excellent (NPL ratio of 1.08% and coverage of 240%).

•	The efficiency ratio continued to improve, to 50%, 8 p.p. better than in March 2015.

Profit was 49% more than in the fourth quarter, due to higher revenues and lower costs.

▶ Other Latin American units. Colombia

•	Banco Santander de Negocios Colombia began to operate in January 2014. The new bank has a banking licence and share capital of $100 million. It specializes in the corporate and business market, with a particular focus on global customers, customers of the Group’s International Desk and those local customers in the process of internationalising.

•	Its main products are for investment banking and capital markets, transaction banking, treasury and risk coverage, foreign trade financing and working capital financing products in local currency, such as confirming.

•	The bank reached the point of equilibrium between revenues and costs in the first quarter of 2016.

30

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

United States (changes in dollars)

First quarter highlights

▶	Continued investment to improve commercial activity and comply with regulatory requirements.

▶	Santander Bank continues to focus on deepening its relationships with retail and commercial customers, reflected in a change of mix

▶	Santander Consumer USA significantly grew in new lending and servicing activity.

▶	Attributable profit was lower year-on-year, due to increased costs and provisions, partly due to the temporary impact of some measures. Profit rose over the fourth quarter of 2015.

Strategy

•	Santander in the United States includes the holding SHUSA, Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities, and the Santander branch in New York.

•	Santander US continued to focus on several strategic priorities aimed at improving their position and diversification in the US, including:

– A multiannual project to comply with regulatory requirements.

– Improve governance structure, including the creation of the Intermediate Holding Company (IHC).

– Create a local executive team with wide experience in managing a financial institution in the US.

– Improve the profitability of Santander Bank NA.

– Optimize the auto finance business of Santander Consumer USA.

Business performance

•	Santander Bank continues to focus on deepening its relationships with retail and commercial customers. Deposits rose 6% year-on-year and loans 5%.

•	Santander Consumer USA continued its strategy to optimize the mix between assets retained vs. sold, increasing servicing to third parties. Loans rose 5% year-on-year and assets under service 27%.

Results

The first quarter attributable profit was $90 million, a sharp fall over the same period of 2015 due to the temporary impact of some measures (creation of the holding entity, investment in the franchise, priority given to consumer business, etc.), as follows:

•	Good performance of gross income. Net interest income rose 4% and fee income 6%. In Santander Consumer USA due to the larger volume of portfolios. which spurred net interest income as well as fee income from servicing. In Santander Bank, net interest income increased 3%, following the interest rates increase in December. Fee income rose 3%.

•	Operating expenses rose year-on-year due to the efforts made in regulatory compliance, IT investments and greater leasing activity, but they were lower than in the fourth quarter and showed signs of slowdown.

•	Loan-loss provisions rose 32%, due to the higher level of retention of loans in Santander Consumer USA and provisions in Santander Bank for the Oil&Gas sector, in line with the banking industry.

Attributable profit increased over the fourth quarter of 2015, due to lower costs and provisions. The latter mainly in Santander Consumer USA, where they were below the third and fourth quarters of 2015.

¢ United States. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	1,968	(0.6)	0.1	5.4	3.2

Net operating income	1,191	3.4	4.2	1.6	(0.5)

Attributable profit to the Group	82	347.5	427.4	(68.2)	(68.8)

Loans w/o repos	84,897	(4.0)	0.4	(1.8)	4.0

Funds	65,983	(1.3)	3.2	(3.5)	2.1

Efficiency ratio (with amortisations) (%)	39.5	(2.3)		2.2

NPL ratio (%)	2.19	0.06		(0.01)

NPL coverage (%)	221.1	(3.9)		9.6

      31

FINANCIAL REPORT 2016
JANUARY - MARCH
Business information by geography

Corporate Centre

First quarter highlights

▶	The corporate centre’s objectives is to improve efficiency and contribute value-added to the operating units. It also carries out functions related to financial management and capital.

▶	In year-on-year terms, lower loss as a result of higher net interest income and reduced costs and provisions.

Strategy and functions

The corporate centre contributes value to the Group in several ways:

•	It makes the Group’s governance more solid, through control frameworks and global supervision, and the taking of strategic decisions.

•	It makes the Group’s units more efficient, fostering the exchange of the best practices in management of costs and economies of scale. This enables us to be among the most efficient banks.

•	By sharing the best commercial practices, launching global commercial initiatives and spurring digitalization, the corporate centre contributes to the Group’s revenue growth.

It also develops functions related to financial management and capital, as follows:

•	Functions carried out by the Financial Management area:

–	Structural management of liquidity risk associated with funding the Group’s recurring activity, equity stakes of a financial nature and management of net liquidity related to the needs of some business units.

–	This activity is carried out by diversifying the funding sources (issues and others), maintaining an appropriate risk profile (volumes, maturities and costs). The price at which these operations with other Group units are carried out is the market rate (euribor or swap) plus the premium which, in the concept of liquidity, the Group bears for the immobilisation of funds during the life of the operation.

–	Active management of interest rate risk to soften the impact of interest rate changes on net interest income, conducted via derivatives of high credit quality, very liquid and low capital consumption.

–	Strategic management of the exposure to exchange rates on equity and dynamic in the countervalue of results in euros for the next 12 months of the units. Net investments in equity are currently covered by €19,825 million (Brazil, UK, Mexico, Chile, US, Poland and Norway) with various instruments (spot, fx or forwards).

•	Total management of capital and reserves: assigning capital to each of the units.

Lastly, and marginally, Corporate Activities reflects the stakes of a financial nature that the Group has under its policy of optimizing investments.

Results

Loss of €311 million in the first quarter compared to one of €491 million in the same period of 2015, mainly due to:

•	Gross income: the financial margin was in line with the average for 2015 and improving year-on-year, due to the lower cost of wholesale funding.

•	Costs were €126 million, below the 2015 average, in line with streamlining and simplifying in 2015 the corporate centre’s structures.

•	Other income: reduced losses and taxes year-on-year.

¢ Corporate Centre. € million

	1Q’16	4Q’15	% Var.	1Q’15	% Var.

Gross income	(223)	(32)	598.8	(230)	(2.8)

Net operating income	(349)	(144)	142.3	(372)	(6.1)

Ordinary attributable profit to the Group	(311)	(119)	161.9	(491)	(36.7)

Attributable profit to the Group	(311)	(1,554)	(80.0)	(491)	(36.7)

32

FINANCIAL REPORT 2016
JANUARY - MARCH
Information by global business

Retail Banking (on a currency-neutral basis)

First quarter highlights

▶	We continued to transform our commercial banking model into one that is increasingly more Simple, Personal and Fair.

▶	Focused on three main priorities: customer loyalty, digital transformation and operational excellence.

▶	The Group had 14.0 million loyal customers at the end of March and 17.8 million digital customers. Of note was the drive to develop digital channels.

▶	Attributable profit of €1,554 million, 7% less than in the first quarter of 2015.

Commercial activity

In order to have 18 million loyal customers and 30 million digital customers in 2018, the Retail Banking division continued the Group’s commercial transformation at a brisk pace, focused on three main priorities: customer loyalty, digital transformation and operational excellence.

•	The following contributed to the continuous improvement in customer loyalty, among others:

-	The 1/2/3 strategy continued to be well received in Spain and Portugal, with the opening of 186,000 and 27,000 new accounts respectively. Also in the UK, where the account was launched four years ago, it keeps growing strongly.

-	The Network Banking project and the initiatives implemented to support our customers’ international business, continued making progress at a good pace (Santander Trade, with over 45,000 users and 225,000 logins per month; the Club, with over 11,000 members, and the International Desk with more than 8,500 registered customers).

-	The roll out and consolidation of the NEO CRM commercial tools in various units, successfully installed in the US, Uruguay and Argentina, and the financial planner in Chile.

-	New value proposals, such as the agreement between Santander Mexico and Aeroméxico to launch an innovative credit card. Also noteworthy was the Exprés card in Brazil which received the 2015 Best Practices award from the Brazilian Association of Credit Card and Services Companies.

-	The magazine Euromoney chose Santander as the Best Private Bank in Portugal and Chile.

•	Of in digital transformation was the implementation of Biometrics, the new online bank for companies in Spain and the first digital office in Argentina, the possibility to transfer money to a mobile number or make payments with a mobile phone in Poland, voice technology banking in the UK, the Opción Seguro in Portugal and an app to use the Bank’s point-of-sale terminals in Brazil.

•	Lastly, in order to improve customer satisfaction and experience, we are driving our operational excellence, including new processes that are simpler, more efficient and omni-channel, developed with Agile methodology. As a result, the bank ranked higher in customer satisfaction indices. Santander Spain was recognised in the first quarter of 2016 as the Best Bank in Quality of Service in Spain in the latest 2015 EQUOS study conduced by the independent consultancy Stiga.

Results

Attributable profit in the first quarter was €1,554 million, 7% less year-on-year. Good evolution of net interest income and fee income (+6% combined) not reflected in profits because of the sharp drop in gains on financial transactions (-47%) and higher costs.

Profit was 20% higher than in the fourth quarter of 2015. Good performance of gross income (contribution in the fourth quarter to the guarantee and resolution funds), costs and provisions.

¢ Retail Banking. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	9,552	0.2	3.7	(6.2)	3.7

Net operating income	5,060	5.6	8.6	(8.7)	0.6

Attributable profit to the Group	1,554	15.1	20.2	(14.1)	(6.6)

Loans w/o repos	684,191	(2.5)	0.6	(2.2)	4.6

Funds	695,301	(2.2)	0.4	(1.8)	5.0

      33

FINANCIAL REPORT 2016
JANUARY - MARCH
Information by global business

Santander Global Corporate Banking (SGCB) (on a currency-neutral basis)

First quarter highlights

▶	Reference positions in export finance, corporate loans and project finance, among others, in Europe and Latin America.

▶	Gross income rose 9% and costs improved following the investments made in 2015.

▶	Pre-tax profit rose 11%. After deducting tax and minority interests, attributable profit was €454 million (+8% year-on-year).

Commercial activity and business performance

Of note in the first quarter were the following:

•	Trade finance: growing demand for confirming products and receivable purchase programmes. Export finance continued to advance, supported by new customers in new markets and the success in the business development of project finance. The Group is a world reference (third in global league tables).

•	Cash management: positive business evolution. Noteworthy transaction business and capturing funds. We won mandates, strengthening our Latin American and European leadership.

•	Syndicated corporate loans: we continue to be the reference in Europe and Latin America. Of note was the support for Shire’s $18bn bridge loan for the merger with Baxalta.

•	In the debt capital markets, we took part in major operations, particularly the AB Inbev issues, in the US and European markets.

•	In project finance, Santander is a leader in Spain and Latin America, developing traditional operations (SunPower in the US). We are also helping to transform the market with operations that are less capital intensive. Noteworthy were the placement of project bonds for Grupo Ferrovial (Ausol), the issuance of stock market certificates for a motorway concession in Mexico and refinancing of Itinere’s corporate debt.

•	Asset-based finance: good start to the year with the completion of asset finance operations in Asia and Spain. Business continued to be developed in the transport sector with leasing operations, energy efficiency and designing financing solutions for customers in the infrastructure sector.

•	In markets, positive evolution of revenues from sales business, particularly in the corporate segment, with strong growth in Brazil and Spain. Reduced year-on-year contribution in management of books, in a complex environment.

Results

Results were spurred by the strength and diversification of customer revenues (87% of the total). The area accounted for 13% of the revenues of the Group’s operational areas and 23% of attributable profit in the first quarter.

•	Gross income grew 9%. Customer revenues rose 13% with all businesses performing well (Global Markets: +27%; Financing Solutions & Advisory: +6%; Global Transaction Banking: +5%).

•	Operating expenses were lower following the investments made in 2015 in high potential markets, particularly in the UK, Spain and the US. Higher provisions, mainly in Spain and the US.

Gross income was 8% higher than in the fourth quarter and attributable profit 32%.

¢ Santander Global Corporate Banking. € million

		/ 4Q’15		/ 1Q’15
	1Q’16%		% w/o FX	%	% w/o FX

Gross income	1,403	2.3	8.1	(3.6)	9.4

Net operating income	917	7.8	15.0	(0.9)	15.6

Attributable profit to the Group	454	23.1	32.1	(6.4)	7.7

Loans w/o repos	93,521	(0.5)	0.5	(5.9)	1.3

Funds	63,573	8.2	9.2	(7.6)	(0.4)

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Corporate Governance

Corporate Governance

Institutional information

In order to encourage the informed participation of shareholders at the general meeting of shareholders on March 18, 2016, all the relevant reports of administrators and other documentation were published in the Group’s website (www.santander.com), as well as the 2015 annual report and the reports of the auditing, appointments, remuneration, risk supervision, regulation and compliance committees.

These reports set out the main activities of the board and its committees in 2015, including detailed information on the rules and procedures upon which the Bank’s corporate governance model is based.

General meeting of shareholders

•	The Bank’s general meeting of shareholders was held on March 18, which was attended (physically and represented) by 541,072 shareholders holding 8,318,158,012 shares (57.63% of the capital stock and hence a quorum).

•	The agreements submitted to voting were approved on average by 93.49% of the votes cast (94.46% for the Bank’s social management during 2015).

•	The remuneration policy for directors for 2016, 2017 and 2018 was submitted to a binding vote and approved by 91.47% of votes. This policy covers the remuneration for being a director and for the executive functions carried out for these years. It envisages the fixed annual remuneration and its variation in the period to which the policy refers, as well as various parameters for setting the variable components of the remuneration. It also includes the main terms and conditions of executive directors’ contracts.

•	Investors and analysts viewed positively, among other things, the novelties introduced into directors’ remuneration policy, such as simplifying the structure of the remuneration’s variable components, improving the adjustments for risk ex ante of the variable remuneration, increasing the incidence of long-term elements and multi-annual measures of performance and combining more effectively the short- and long-term objectives.

•	Among the agreements adopted at the meeting was the re-election as directors of Mr. Javier Botín-Sanz de Sautuola y O’Shea, Mr. Bruce Carnegie-Brown, Mr. Ángel Jado Becerro de Bengoa, Ms. Sol Daurella Comadrán and Ms. Isabel Tocino Biscarolasaga, the first one as a proprietary director and the rest independent directors. The ratification of the appointments of Mr. Ignacio Benjumea Cabeza de Vaca, as a non-executive director (neither proprietary nor independent), and Ms Belén Romana García, as an independent director, were also submitted to the meeting.

•	Following these ratification and re-election agreements, for a period of three years, the board has 15 members, four of whom are executive directors and 11 non-executive, eight of which are independent, one proprietary and two neither proprietary nor independent.

•	The meeting also agreed to appoint PricewaterhouseCoopers Auditores, S.L. as the external auditor in order to verify the annual financial statements and management report of the Bank and the consolidated Group for 2016, 2017 and 2018.

•	Lastly, the meeting approved the proposals to modify certain precepts of the corporate Bylaws and the regulations of general meetings of shareholders in order to adapt them to the latest reforms and to the recommendations of the new code of good governance of listed companies, approved by the National Securities Market Commission on February 18, 2015.

Full information on the agreements adopted at the meeting can be found at www.santander.com

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Corporate Social Responsibility

Corporate Social Responsibility

Grupo Santander continued to develop new initiatives under its commitment to corporate social responsibility:

Presence in sustainable indices and investors

•	Banco Santander has been part of the FTSE4Good and DJSI indices since 2003 and 2000, respectively and continues to be so. They are the most important international indices for measuring the sustainable performance of companies.

•	With a score of 84 out of 100, Banco Santander is recognised by Dow Jones as one of the world’s best rated banks and the first in Spain. The main aspects best rated by Dow Jones were Santander’s corporate policies in social and environmental matters, support programmes for society, the internal development plans for its employees, its commitment to the environment and management of risks and opportunities in climate change.

Investment in corporate social responsibility

•	Santander published its 2015 Sustainability Report, verified by Deloitte, which highlights the main developments regarding the generation of value for employees, customers, shareholders and society.

•	These achievements reaffirm the commitment to the objectives announced at the Investor Day of granting 130,000 scholarships and benefiting 4.5 million with support programmes between 2016 and 2018.

•	In 2015, Santander invested €207 million in support programmes, of which €160 million went to the sphere of higher education to develop projects in more than 1,200 universities with whom the Bank has agreements via the Santander Universities programme.

•	Santander assigned €47 million to programmes supporting nursery education, entrepreneurship, financial education, art and culture.

•	Of note in the first quarter in the education sphere was the closing of the 5th edition of Santander apprenticeships in SMEs which enabled 22,500 students to work in these firms. This programme, to which the Bank has already assigned €40 million, is handled by Santander Universities together with Crue, Spanish universities and the Spanish Confederation of Small and Medium-sized companies (CEPYME).

•	Among the Bank’s other initiatives in investment in sustainability is “Santander Responsabilidad Conservador” managed by Santander Asset Management Spain, the delivery to Cáritas Spain of €5.1 million to help launch three projects in Spain and in the Democratic Republic of the Congo to support access to basic foods, training and employment, and insertion and protection of human rights among the disadvantaged groups.

•	Lastly, the Bank continued to foster entrepreneurship via different programmes such as micro-credits that encourage the growth of small businesses that find it hard to get loans. These projects help the most deprived sectors get out of poverty. Santander is the leader in Brazil and a reference in other countries for micro-credit programmes. In 2015, 253,882 micro-entrepreneurs in Brazil, Chile and El Salvador were supported.

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The share

The Santander share

Shareholder remuneration

•	Shareholders received in February the third dividend in cash charged to 2015’s earnings of €0.05 per share.

•	At the same time, the board agreed to pay a fourth dividend of €0.05 per share in cash as of May 1, 2016.

•	The total remuneration per shareholder was €0.20 per share.

Performance of the Santander share

•	The first quarter saw a lot of volatility in the markets mainly due to concern about the Chinese economy, the evolution of commodity prices, particularly oil, which hit a 12-year low at below $30 a barrel, doubts on the solvency of the financial sector and uncertainty on central banks’ interest rate policies and stimulus measures.

•	The Santander share price ended March at €3.874, 15.0% lower than at the end of 2015. The Ibex-35, Spain’s benchmark index, fell 8.6%, the DJ Stoxx Banks 20.9% and the MSCI World Banks 8.8%.

•	As we went to press, the Santander share was €4.526, up 16.8% so far in April. From the end of 2015, the variance was -0.7% (TSR: +0.6%).

Capitalisation and trading

•	At the end of March, Santander was the largest bank in the euro zone by market capitalization (€55,919 million) and the 18th in the world.

•	The share’s weighting in the DJ Stoxx 50 was 1.8%, 7.0% in the DJ Stoxx Banks and 12.8% in the Ibex-35.

•	A total of 8,503 million Santander shares were traded in the first quarter of 2016 with an effective value of €33,187 million, the highest among the EuroStoxx stocks, and a liquidity ratio of 59%. The number of shares traded daily was 137.2 million (€535.3 million).

Shareholder base

•	The total number of shareholders at the end of March was 3,682,927, of which 3,467,386 were held by Europeans (82.54% of the capital stock) and 199,219 by those from the Americas (16.82%).

•	Excluding the Group’s board, which holds 1.26% of the capital, retail shareholders have 45.17% and institutional ones 53.57%

¢ The Santander share. March 2016

Shareholders and trading data

Shareholders (number)	3,682,927

Shares (number)	14,434,492,579

Average daily turnover (no. of shares)	137,152,484

Share liquidity (%) (Number of shares traded during the year / number of shares)	59

Price movements during the year

Highest	4.569

Lowest	3.310

Last (31.03.16)	3.874

Market capitalisation (millions) (31.03.16)	55,919

Stock market indicators

Price / Book value (X)	0.64

P/E ratio (X)	8.99

Yield* (%)	5.10

(*).- Remuneration 2015 / 1Q’16 average share price

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38

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Appendix

¢ Quarterly income statement

    € million

	2015				2016
	1T	2T	3T	4T	1T
Net interest income	8,038	8,281	7,983	7,888	7,624
Net fees	2,524	2,586	2,474	2,448	2,397
Gains (losses) on financial transactions	695	372	634	684	504
Other operating income	186	379	225	(126)	204
Dividends	33	239	75	107	44
Income from equity-accounted method	99	101	93	82	83
Other operating income/expenses	53	39	57	(315)	78
Gross income	11,444	11,618	11,316	10,894	10,730
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)
General administrative expenses	(4,785)	(4,826)	(4,731)	(4,810)	(4,572)
Personnel	(2,755)	(2,836)	(2,717)	(2,799)	(2,683)
Other general administrative expenses	(2,030)	(1,989)	(2,015)	(2,011)	(1,889)
Depreciation and amortisation	(592)	(603)	(611)	(612)	(586)
Net operating income	6,067	6,189	5,974	5,472	5,572
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)
Impairment losses on other assets	(60)	(78)	(110)	(215)	(44)
Other income	(454)	(605)	(606)	(526)	(389)
Ordinary profit before taxes	2,990	2,998	2,778	2,173	2,732
Tax on profit	(922)	(939)	(787)	(471)	(810)
Ordinary profit from continuing operations	2,067	2,059	1,991	1,702	1,922
Net profit from discontinued operations	0	0	(0)	—	—
Ordinary consolidated profit	2,067	2,059	1,991	1,702	1,922
Minority interests	350	350	311	242	288
Ordinary attributable profit to the Group	1,717	1,709	1,680	1,460	1,633
Net capital gains and provisions	—	835	—	(1,435)	—
Attributable profit to the Group	1,717	2,544	1,680	25	1,633
Ordinary EPS (euros)	0.12	0.12	0.11	0.10	0.11
Ordinary diluted EPS (euros)	0.12	0.12	0.11	0.10	0.11
¢ Net fees. Consolidated € million
	1Q’16	4Q’15	Var. %	1Q’15	Var. %
Fees from services	1,449	1,460	(0.8)	1,510	(4.0)
Mutual & pension funds	182	204	(10.8)	240	(24.1)
Securities and custody	224	217	3.5	216	4.1
Insurance	542	567	(4.3)	559	(3.1)
Net fee income	2,397	2,448	(2.1)	2,524	(5.0)

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Appendix

¢ Operating expenses. Consolidated

    € million

	1Q’16	4Q’15	Var. %	1Q’15	Var. %
Personnel expenses	2,683	2,799	(4.1)	2,755	(2.6)
General expenses	1,889	2,011	(6.1)	2,030	(7.0)
Information technology	289	216	34.0	287	0.7
Communications	130	207	(37.5)	133	(2.6)
Advertising	146	205	(28.6)	156	(6.2)
Buildings and premises	437	417	4.9	475	(8.0)
Printed and office material	34	36	(6.2)	38	(10.4)
Taxes (other than profit tax)	119	136	(12.2)	134	(11.2)
Other expenses	733	794	(7.6)	806	(9.0)
Personnel and general expenses	4,572	4,810	(4.9)	4,785	(4.5)
Depreciation and amortisation	586	612	(4.3)	592	(1.0)
Total operating expenses	5,158	5,422	(4.9)	5,377	(4.1)

¢ Operating means. Consolidated

	Employees			Branches
	31.03.16	31.03.15	Var.	31.03.16	31.03.15	Var.
Continental Europe	58,090	57,330	760	5,487	5,470	17
o/w: Spain	24,204	24,405	(201)	3,433	3,511	(78)
Santander Consumer Finance	14,675	14,227	448	584	575	9
Poland	11,387	11,938	(551)	700	784	(84)
Portugal	6,579	5,441	1,138	752	584	168
United Kingdom	26,084	26,290	(206)	854	921	(67)
Latin America	90,142	84,599	5,543	5,848	5,725	123
o/w: Brazil	49,604	46,583	3,021	3,439	3,391	48
Mexico	17,869	16,973	896	1,386	1,350	36
Chile	12,468	12,128	340	471	476	(5)
USA	18,229	16,918	1,311	773	804	(31)
Operating areas	192,545	185,137	7,408	12,962	12,920	42
Corporate Centre	1,974	2,125	(151)
Total Group	194,519	187,262	7,257	12,962	12,920	42

¢ Net loan-loss provisions. Consolidated

    € million

	1Q’16	4Q’15	Var. %	1Q’15	Var. %
Non-performing loans	2,771	2,803	(1.2)	2,906	(4.6)
Country-risk	(3)	(21)	(85.7)	1	—
Recovery of written-off assets	(360)	(224)	60.6	(343)	4.7
Total	2,408	2,558	(5.9)	2,563	(6.0)

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Appendix

¢ Customer loans. Consolidated

    € million

			Variation
	31.03.16	31.03.15	amount	%	31.12.15
Spanish Public sector	14,624	17,392	(2,768)	(15.9)	13,993
Other residents	151,697	155,846	(4,149)	(2.7)	153,863
Commercial bills	8,034	8,188	(153)	(1.9)	9,037
Secured loans	90,803	96,271	(5,468)	(5.7)	92,478
Other loans	52,859	51,387	1,472	2.9	52,348
Non-resident sector	633,286	648,820	(15,534)	(2.4)	649,509
Secured loans	391,505	403,085	(11,580)	(2.9)	409,136
Other loans	241,781	245,736	(3,954)	(1.6)	240,373
Gross customer loans	799,607	822,059	(22,452)	(2.7)	817,366
Loan-loss allowances	26,155	28,094	(1,939)	(6.9)	26,517
Net customer loans	773,452	793,965	(20,513)	(2.6)	790,848
Pro memoria: Doubtful loans	35,281	40,711	(5,430)	(13.3)	36,133
Public sector	107	169	(62)	(36.5)	145
Other residents	15,608	19,327	(3,720)	(19.2)	16,301
Non-resident sector	19,566	21,215	(1,649)	(7.8)	19,686

¢ Managed and marketed customer funds. Consolidated

    € million

			Variation
	31.03.16	31.03.15	amount	%	31.12.15
Resident public sector	8,248	12,706	(4,458)	(35.1)	11,737
Other residents	156,886	163,702	(6,816)	(4.2)	157,611
Demand deposits	109,269	94,580	14,689	15.5	108,410
Time deposits	45,908	65,118	(19,210)	(29.5)	47,297
Other	1,709	4,005	(2,295)	(57.3)	1,904
Non-resident sector	505,473	510,954	(5,481)	(1.1)	513,775
Demand deposits	305,319	299,008	6,311	2.1	313,175
Time deposits	141,170	156,089	(14,919)	(9.6)	146,317
Other	58,983	55,856	3,127	5.6	54,283
Customer deposits	670,607	687,362	(16,755)	(2.4)	683,122
Debt securities	200,829	208,312	(7,483)	(3.6)	205,029
Subordinated debt	20,784	19,746	1,038	5.3	21,153
On-balance-sheet customer funds	892,220	915,419	(23,200)	(2.5)	909,304
Mutual funds	129,899	135,254	(5,355)	(4.0)	129,077
Pension funds	11,103	11,960	(857)	(7.2)	11,376
Managed portfolios	24,748	28,541	(3,793)	(13.3)	25,808
Other managed and marketed customer funds	165,750	175,755	(10,005)	(5.7)	166,260
Managed and marketed customer funds	1,057,969	1,091,174	(33,205)	(3.0)	1,075,565

¢ Eligible capital (fully loaded)

    € million

			Variation
	31.03.16	31.03.15	amount	%	31.12.15
Capital stock and reserves	101,763	98,558	3,205	3.3	98,193
Attributable profit	1,633	1,717	(84)	(4.9)	5,966
Dividends	(609)	(576)	(33)	5.6	(2,268)
Other retained earnings	(17,455)	(8,418)	(9,038)	107.4	(15,448)
Minority interests	6,190	4,829	1,361	28.2	6,148
Goodwill and intangible assets	(27,590)	(30,303)	2,713	(9.0)	(28,254)
Treasury stock and other deductions	(5,184)	(6,057)	872	(14.4)	(5,633)
Core CET1	58,748	59,750	(1,003)	(1.7)	58,705
Preferred shares and other eligible T1	5,494	4,902	591	12.1	5,504
Tier 1	64,241	64,652	(411)	(0.6)	64,209
Generic funds and eligible T2 instruments	11,410	9,646	1,764	18.3	11,996
Eligible capital	75,651	74,299	1,353	1.8	76,205
Risk-weighted assets	571,916	617,574	(45,658)	(7.4)	583,893
CET1 capital ratio	10.27	9.67	0.60		10.05
T1 capital ratio	11.23	10.47	0.76		11.00
BIS ratio	13.23	12.03	1.20		13.05

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Appendix

¢ Continental Europe

    € million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX
Net interest income	2,046	4.6	5.1	(0.5)	0.6
Net fees	878	4.3	4.7	4.2	4.8
Gains (losses) on financial transactions	307	(17.3)	(17.3)	(24.2)	(23.7)
Other operating income*	103	—	—	(2.9)	(3.1)
Gross income	3,333	13.0	13.4	(2.2)	(1.4)
Operating expenses	(1,726)	1.5	1.9	3.4	4.1
General administrative expenses	(1,615)	1.5	1.9	3.5	4.2
Personnel	(825)	1.5	1.9	3.2	4.0
Other general administrative expenses	(789)	1.5	1.8	3.7	4.4
Depreciation and amortisation	(111)	2.1	2.5	1.7	2.4
Net operating income	1,608	28.5	29.1	(7.6)	(6.7)
Net loan-loss provisions	(437)	31.8	32.4	(31.5)	(31.0)
Other income	(114)	(60.7)	(60.6)	(17.9)	(17.8)
Profit before taxes	1,057	68.0	68.9	9.7	11.1
Tax on profit	(281)	58.7	59.3	11.8	13.0
Profit from continuing operations	776	71.7	72.6	9.0	10.4
Net profit from discontinued operations	—	—	—	(100.0)	(100.0)
Consolidated profit	776	71.7	72.6	9.0	10.4
Minority interests	69	16.7	17.2	(3.4)	(1.3)
Attributable profit to the Group	706	80.0	81.0	10.4	11.7

Balance sheet
Customer loans**	289,694	0.8	0.8	3.5	4.2
Trading portfolio (w/o loans)	65,000	8.1	8.1	(14.7)	(14.6)
Available-for-sale financial assets	57,583	(5.5)	(5.4)	(5.1)	(4.6)
Due from credit institutions**	84,247	2.9	3.2	6.2	6.5
Intangible assets and property and equipment	11,780	(0.2)	0.4	4.8	5.3
Other assets	35,203	(4.0)	(2.8)	26.4	28.6
Total assets/liabilities & shareholders’ equity	543,507	0.9	1.0	1.5	2.2
Customer deposits**	266,841	1.3	1.3	(0.5)	(0.1)
Marketable debt securities**	50,614	(0.6)	(0.8)	2.2	2.7
Subordinated debt**	172	1.4	1.3	(61.0)	(59.6)
Insurance liabilities	655	4.7	4.7	(2.2)	(2.2)
Due to credit institutions**	125,497	(5.4)	(4.9)	10.9	12.0
Other liabilities	65,840	13.0	13.0	(9.7)	(9.4)
Stockholders’ equity ***	33,889	4.2	4.4	11.8	13.0
Other managed and marketed customer funds	70,481	(1.3)	(1.2)	(2.9)	(2.6)
Mutual and pension funds	62,254	(0.7)	(0.7)	(1.9)	(1.6)
Managed portfolios	8,227	(5.7)	(5.3)	(10.1)	(9.1)
Managed and marketed customer funds	388,108	0.6	0.5	(0.7)	(0.2)

Ratios (%) and operating means
RoTE	8.64	3.71		(0.11)
Efficiency ratio (with amortisations)	51.8	(5.8)		2.8
NPL ratio	7.08	(0.19)		(1.44)
NPL coverage	65.4	1.2		6.8
Number of employees	58,090	0.1		1.3
Number of branches	5,487	(1.1)		0.3

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

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Appendix

Spain

€ million

Income statement	1Q’16	% / 4Q’15	% / 1Q’15

Net interest income	819	5.1	(14.4)

Net fees	424	1.2	2.5

Gains (losses) on financial transactions	224	9.5	(25.7)

Other operating income*	75	—	(1.7)

Gross income	1,543	24.6	(11.8)

Operating expenses	(837)	(2.7)	(2.2)

General administrative expenses	(801)	(2.8)	(1.2)

Personnel	(415)	(0.3)	(1.2)

Other general administrative expenses	(386)	(5.4)	(1.2)

Depreciation and amortisation	(36)	0.3	(20.2)

Net operating income	706	86.6	(21.0)

Net loan-loss provisions	(231)	47.6	(37.0)

Other income	(37)	(58.0)	(15.7)

Profit before taxes	438	228.3	(9.3)

Tax on profit	(126)	269.6	(8.9)

Profit from continuing operations	312	214.1	(9.5)

Net profit from discontinued operations	—	—	—

Consolidated profit	312	214.1	(9.5)

Minority interests	5	(11.9)	1.4

Attributable profit to the Group	307	227.3	(9.6)

Balance sheet

Customer loans**	154,848	(0.2)	(1.8)

Trading portfolio (w/o loans)	62,233	8.4	(14.4)

Available-for-sale financial assets	40,743	(7.5)	(12.0)

Due from credit institutions**	61,506	8.5	2.2

Intangible assets and property and equipment	2,635	(8.3)	(8.0)

Other assets	12,847	18.7	59.3

Total assets/liabilities & shareholders’ equity	334,813	2.4	(3.7)

Customer deposits**	176,049	0.7	(7.2)

Marketable debt securities**	23,103	3.8	(16.4)

Subordinated debt**	2	—	—

Insurance liabilities	542	1.0	(4.3)

Due to credit institutions**	67,352	(2.4)	19.0

Other liabilities	54,500	14.7	(12.2)

Stockholders’ equity ***	13,264	2.7	18.7

Other managed and marketed customer funds	63,236	(1.1)	0.1

Mutual and pension funds	56,641	(0.7)	(0.5)

Managed portfolios	6,594	(4.6)	5.6

Managed and marketed customer funds	262,390	0.5	(6.5)

Ratios (%) and operating means

RoTE	9.47	6.55	(2.60)

Efficiency ratio (with amortisations)	54.2	(15.2)	5.3

NPL ratio	6.36	(0.17)	(0.89)

NPL coverage	50.2	2.1	3.6

Number of employees	24,204	(0.0)	(0.8)

Number of branches	3,433	(1.0)	(2.2)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      43

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Appendix

Santander Consumer Finance

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	811	0.8	1.4	11.2	13.5

Net fees	230	5.7	6.0	4.7	5.2

Gains (losses) on financial transactions	(1)	(78.2)	(77.3)	—	—

Other operating income*	6	—	—	(42.2)	(42.4)

Gross income	1,045	4.8	5.3	9.0	10.9

Operating expenses	(483)	3.4	4.0	14.6	16.5

General administrative expenses	(435)	3.2	3.8	13.3	15.2

Personnel	(201)	4.4	4.9	12.3	14.4

Other general administrative expenses	(234)	2.1	2.8	14.2	15.9

Depreciation and amortisation	(48)	5.4	6.0	28.0	29.0

Net operating income	562	6.0	6.5	4.6	6.5

Net loan-loss provisions	(114)	17.8	18.3	(31.9)	(30.7)

Other income	(39)	(23.3)	(22.8)	73.2	74.4

Profit before taxes	410	6.9	7.3	17.8	20.0

Tax on profit	(117)	4.5	4.6	21.3	23.4

Profit from continuing operations	293	7.9	8.4	16.5	18.8

Net profit from discontinued operations	—	—	—	(100.0)	(100.0)

Consolidated profit	293	7.9	8.4	16.5	18.8

Minority interests	42	18.8	18.8	32.2	33.0

Attributable profit to the Group	251	6.3	6.9	14.3	16.7

Balance sheet

Customer loans**	76,235	3.4	3.1	11.0	12.4

Trading portfolio (w/o loans)	34	(63.7)	(64.1)	11.8	19.6

Available-for-sale financial assets	3,624	(0.8)	(1.4)	223.0	237.3

Due from credit institutions**	4,034	(5.1)	(5.6)	(27.3)	(26.2)

Intangible assets and property and equipment	672	(2.9)	(3.0)	(13.7)	(13.3)

Other assets	4,647	(24.2)	(24.3)	10.1	10.9

Total assets/liabilities & shareholders’ equity	89,247	0.8	0.5	11.0	12.5

Customer deposits**	33,195	1.8	1.6	7.1	8.2

Marketable debt securities**	22,363	(3.9)	(4.2)	18.2	19.8

Subordinated debt**	70	0.4	0.4	1.5	1.5

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	20,707	1.9	1.6	13.2	15.6

Other liabilities	4,640	7.3	7.1	8.6	9.4

Stockholders’ equity ***	8,271	4.0	3.6	5.2	6.8

Other managed and marketed customer funds	7	(1.1)	(1.1)	(2.9)	(2.9)

Mutual and pension funds	7	(1.1)	(1.1)	(2.9)	(2.9)

Managed portfolios	—	—	—	—	—

Managed and marketed customer funds	55,635	(0.6)	(0.8)	11.3	12.5

Ratios (%) and operating means

RoTE	12.83	0.64		0.50

Efficiency ratio (with amortisations)	46.2	(0.6)		2.3

NPL ratio	3.28	(0.14)		(1.24)

NPL coverage	111.9	2.8		8.3

Number of employees	14,675	1.0		3.1

Number of branches	584	(0.7)		1.6

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

44

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Appendix

Poland

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	197	(3.0)	(0.6)	3.0	7.2

Net fees	96	(12.0)	(9.8)	(4.4)	(0.5)

Gains (losses) on financial transactions	25	10.9	12.8	(53.8)	(51.9)

Other operating income*	(6)	(85.0)	(84.3)	39.9	45.6

Gross income	311	6.5	8.7	(8.6)	(4.9)

Operating expenses	(145)	1.2	3.5	(3.9)	0.0

General administrative expenses	(131)	(1.0)	1.2	(5.8)	(2.0)

Personnel	(74)	(8.8)	(6.6)	(8.9)	(5.2)

Other general administrative expenses	(57)	11.3	13.6	(1.4)	2.6

Depreciation and amortisation	(14)	29.1	32.0	18.9	23.8

Net operating income	166	11.6	13.8	(12.4)	(8.8)

Net loan-loss provisions	(33)	(24.2)	(22.4)	(15.5)	(12.1)

Other income	(22)	496.4	521.8	—	—

Profit before taxes	111	9.2	11.0	(26.0)	(23.0)

Tax on profit	(23)	(7.1)	(5.0)	(16.9)	(13.5)

Profit from continuing operations	88	14.3	16.1	(28.0)	(25.1)

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	88	14.3	16.1	(28.0)	(25.1)

Minority interests	24	18.5	20.2	(29.4)	(26.5)

Attributable profit to the Group	64	12.9	14.6	(27.5)	(24.5)

Balance sheet

Customer loans**	19,616	3.4	3.2	7.2	11.7

Trading portfolio (w/o loans)	858	(4.0)	(4.1)	(31.8)	(28.9)

Available-for-sale financial assets	5,515	3.9	3.8	3.0	7.3

Due from credit institutions**	789	(36.7)	(36.8)	(35.5)	(32.8)

Intangible assets and property and equipment	252	(2.9)	(3.0)	4.7	9.2

Other assets	1,519	(37.5)	(37.6)	(29.9)	(27.0)

Total assets/liabilities & shareholders’ equity	28,549	(1.9)	(2.1)	0.0	4.2

Customer deposits**	21,329	(0.6)	(0.8)	4.1	8.5

Marketable debt securities**	447	12.1	12.0	85.8	93.6

Subordinated debt**	100	0.3	0.1	(73.0)	(71.9)

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	670	(41.9)	(41.9)	(47.2)	(45.0)

Other liabilities	3,426	(2.5)	(2.7)	(9.5)	(5.7)

Stockholders’ equity ***	2,577	3.6	3.5	7.3	11.8

Other managed and marketed customer funds	3,249	1.2	1.1	(18.0)	(14.5)

Mutual and pension funds	3,158	1.7	1.5	(17.2)	(13.7)

Managed portfolios	91	(11.4)	(11.5)	(38.0)	(35.3)

Managed and marketed customer funds	25,125	(0.2)	(0.3)	0.3	4.5

Ratios (%) and operating means

RoTE	10.71	0.98		(4.97)

Efficiency ratio (with amortisations)	46.6	(2.4)		2.3

NPL ratio	5.93	(0.37)		(1.40)

NPL coverage	67.0	3.0		5.4

Number of employees	11,387	(0.8)		(4.6)

Number of branches	700	(3.2)		(10.7)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      45

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Appendix

Portugal

€ million

Income statement	1Q’16	% / 4Q’15	% / 1Q’15

Net interest income	183	32.1	28.4

Net fees	90	46.5	32.2

Gains (losses) on financial transactions	54	(56.4)	263.0

Other operating income*	10	—	(19.1)

Gross income	337	5.9	41.5

Operating expenses	(154)	23.1	24.8

General administrative expenses	(145)	25.0	27.2

Personnel	(88)	16.7	22.5

Other general administrative expenses	(57)	40.2	35.2

Depreciation and amortisation	(9)	(1.0)	(4.9)

Net operating income	183	(5.2)	59.6

Net loan-loss provisions	(22)	356.0	2.1

Other income	(2)	(77.1)	(89.2)

Profit before taxes	158	(11.2)	121.3

Tax on profit	(37)	(36.9)	120.5

Profit from continuing operations	122	1.3	121.5

Net profit from discontinued operations	—	—	—

Consolidated profit	122	1.3	121.5

Minority interests	1	26.9	149.1

Attributable profit to the Group	121	1.2	121.4

Balance sheet

Customer loans**	27,655	(2.0)	20.0

Trading portfolio (w/o loans)	1,761	4.9	(18.5)

Available-for-sale financial assets	6,158	(9.4)	(10.5)

Due from credit institutions**	2,936	19.1	35.1

Intangible assets and property and equipment	702	(2.5)	0.2

Other assets	8,435	(12.9)	44.0

Total assets/liabilities & shareholders’ equity	47,647	(3.9)	16.7

Customer deposits**	29,146	(0.1)	23.9

Marketable debt securities**	4,700	(5.9)	72.1

Subordinated debt**	(0)	127.0	(90.7)

Insurance liabilities	45	131.8	53.1

Due to credit institutions**	9,643	(14.7)	(12.7)

Other liabilities	1,183	(12.4)	33.3

Stockholders’ equity ***	2,929	7.6	13.0

Other managed and marketed customer funds	2,745	(3.4)	(4.4)

Mutual and pension funds	2,346	(3.3)	(5.8)

Managed portfolios	399	(3.9)	5.4

Managed and marketed customer funds	36,591	(1.1)	25.6

Ratios (%) and operating means

RoTE	17.21	(2.42)	8.24

Efficiency ratio (with amortisations)	45.7	6.4	(6.1)

NPL ratio	8.55	1.09	(0.41)

NPL coverage	87.7	(11.3)	35.3

Number of employees	6,579	0.2	20.9

Number of branches	752	—	28.8

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

46

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Appendix

United Kingdom

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	1,154	(7.7)	(1.5)	(3.3)	0.2

Net fees	280	16.8	24.8	(2.3)	1.3

Gains (losses) on financial transactions	68	(32.0)	(27.6)	12.9	17.1

Other operating income*	11	13.6	21.4	10.7	14.8

Gross income	1,513	(5.5)	0.9	(2.4)	1.2

Operating expenses	(794)	(6.2)	0.2	(3.6)	(0.0)

General administrative expenses	(718)	(3.2)	3.3	(4.1)	(0.6)

Personnel	(371)	(4.1)	2.4	(6.4)	(2.9)

Other general administrative expenses	(346)	(2.3)	4.3	(1.6)	2.0

Depreciation and amortisation	(76)	(27.0)	(22.2)	1.7	5.4

Net operating income	719	(4.7)	1.8	(1.1)	2.6

Net loan-loss provisions	(7)	(68.9)	(66.8)	(91.4)	(91.1)

Other income	(59)	(50.1)	(46.8)	5.8	9.8

Profit before taxes	654	6.2	13.4	9.7	13.8

Tax on profit	(192)	47.3	57.3	64.1	70.2

Profit from continuing operations	462	(4.8)	1.6	(3.5)	0.1

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	462	(4.8)	1.6	(3.5)	0.1

Minority interests	9	(9.0)	(2.9)	18.1	22.5

Attributable profit to the Group	453	(4.7)	1.7	(3.9)	(0.3)

Balance sheet

Customer loans**	267,628	(5.3)	2.1	(4.2)	4.3

Trading portfolio (w/o loans)	36,151	(9.9)	(2.9)	(15.6)	(8.2)

Available-for-sale financial assets	11,801	(3.9)	3.6	(8.8)	(0.7)

Due from credit institutions**	18,019	16.6	25.7	(9.4)	(1.4)

Intangible assets and property and equipment	2,787	(7.9)	(0.6)	(9.9)	(2.0)

Other assets	28,164	(4.8)	2.7	(19.0)	(11.8)

Total assets/liabilities & shareholders’ equity	364,549	(4.9)	2.6	(7.2)	1.0

Customer deposits**	217,282	(6.3)	1.0	(1.5)	7.2

Marketable debt securities**	71,430	1.9	9.8	(9.1)	(1.1)

Subordinated debt**	5,184	25.6	35.5	(10.4)	(2.5)

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	15,210	(35.6)	(30.5)	(42.1)	(37.0)

Other liabilities	37,176	2.8	10.9	(18.7)	(11.5)

Stockholders’ equity ***	18,268	6.4	14.7	15.3	25.5

Other managed and marketed customer funds	8,784	(9.5)	(2.4)	(16.1)	(8.7)

Mutual and pension funds	8,661	(9.4)	(2.3)	(16.0)	(8.6)

Managed portfolios	124	(11.1)	(4.2)	(20.7)	(13.7)

Managed and marketed customer funds	302,681	(4.2)	3.3	(4.1)	4.4

Ratios (%) and operating means

RoTE	10.15	(0.65)		(1.78)

Efficiency ratio (with amortisations)	52.4	(0.4)		(0.6)

NPL ratio	1.49	(0.03)		(0.26)

NPL coverage	36.5	(1.7)		(4.7)

Number of employees	26,084	0.8		(0.8)

Number of branches	854	(0.5)		(7.3)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      47

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Appendix

Latin America

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	3,044	(6.7)	(1.3)	(14.1)	10.6

Net fees	961	(11.5)	(3.9)	(15.3)	10.9

Gains (losses) on financial transactions	141	136.7	163.7	(15.9)	3.3

Other operating income*	(7)	(45.0)	15.6	289.0	528.9

Gross income	4,139	(5.8)	0.2	(14.6)	10.3

Operating expenses	(1,736)	(10.4)	(3.3)	(15.2)	9.9

General administrative expenses	(1,584)	(11.1)	(4.1)	(15.0)	10.1

Personnel	(868)	(11.2)	(4.5)	(13.3)	12.1

Other general administrative expenses	(716)	(10.9)	(3.5)	(17.0)	7.8

Depreciation and amortisation	(151)	(2.7)	4.7	(17.0)	7.6

Net operating income	2,404	(2.3)	3.0	(14.1)	10.6

Net loan-loss provisions	(1,105)	(13.2)	(7.9)	(8.7)	17.0

Other income	(189)	23.8	19.9	(7.2)	26.0

Profit before taxes	1,110	7.4	13.6	(19.9)	2.8

Tax on profit	(269)	21.5	25.3	(32.9)	(12.5)

Profit from continuing operations	841	3.5	10.3	(14.7)	9.0

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	841	3.5	10.3	(14.7)	9.0

Minority interests	137	15.1	17.9	(5.2)	14.8

Attributable profit to the Group	703	1.5	8.9	(16.3)	7.9

Balance sheet

Customer loans**	131,830	(1.0)	(1.8)	(10.1)	6.6

Trading portfolio (w/o loans)	36,152	7.4	7.2	3.9	22.8

Available-for-sale financial assets	27,032	4.3	2.8	(12.8)	4.0

Due from credit institutions**	23,305	6.3	5.2	(9.5)	6.8

Intangible assets and property and equipment	3,549	0.8	0.0	(13.8)	5.7

Other assets	50,960	2.5	0.6	17.8	40.9

Total assets/liabilities & shareholders’ equity	272,829	1.8	0.8	(4.5)	13.5

Customer deposits**	125,348	2.4	2.1	(7.7)	10.4

Marketable debt securities**	32,972	(0.6)	(3.4)	(4.6)	11.5

Subordinated debt**	6,347	(0.1)	(2.7)	(5.9)	10.2

Insurance liabilities	1	(14.6)	(18.5)	11.6	31.5

Due to credit institutions**	41,879	(1.2)	(2.4)	9.0	28.5

Other liabilities	44,863	2.3	1.0	(6.2)	11.1

Stockholders’ equity ***	21,418	8.8	8.0	(3.7)	15.1

Other managed and marketed customer funds	68,191	3.8	1.2	(2.7)	14.9

Mutual and pension funds	63,275	3.6	1.0	(2.5)	15.3

Managed portfolios	4,916	7.0	3.6	(4.6)	10.4

Managed and marketed customer funds	232,858	2.3	0.9	(5.8)	11.9

Ratios (%) and operating means

RoTE	14.31	0.15		(0.98)

Efficiency ratio (with amortisations)	41.9	(2.1)		(0.3)

NPL ratio	4.88	(0.08 P, )		0.24

NPL coverage	79.7	0.7 P,		(3.9)

Number of employees	90,142	0.4		6.6

Number of branches	5,848	0.1		2.1

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

48

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Appendix

Brazil

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	1,793	(5.8)	(3.2)	(20.5)	6.3

Net fees	573	(9.3)	(6.1)	(19.1)	8.1

Gains (losses) on financial transactions	3	—	—	(89.6)	(86.1)

Other operating income*	13	(21.0)	(29.1)	(37.2)	(16.1)

Gross income	2,381	(4.7)	(2.3)	(20.8)	5.8

Operating expenses	(947)	(10.6)	(7.5)	(20.2)	6.6

General administrative expenses	(857)	(12.4)	(9.1)	(19.8)	7.2

Personnel	(473)	(11.6)	(8.2)	(17.7)	9.9

Other general administrative expenses	(384)	(13.3)	(10.1)	(22.2)	4.0

Depreciation and amortisation	(90)	11.4	11.5	(24.0)	1.5

Net operating income	1,434	(0.3)	1.4	(21.2)	5.3

Net loan-loss provisions	(720)	(13.2)	(9.4)	(12.9)	16.4

Other income	(177)	17.1	14.2	(15.2)	13.4

Profit before taxes	536	17.4	15.8	(31.6)	(8.7)

Tax on profit	(137)	28.5	22.5	(45.7)	(27.5)

Profit from continuing operations	399	14.1	13.7	(25.0)	0.3

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	399	14.1	13.7	(25.0)	0.3

Minority interests	41	22.1	19.2	(25.8)	(0.9)

Attributable profit to the Group	359	13.2	13.1	(24.8)	0.4

Balance sheet

Customer loans**	60,470	0.4	(4.1)	(16.6)	(1.8)

Trading portfolio (w/o loans)	15,620	16.9	11.6	6.1	25.0

Available-for-sale financial assets	16,072	1.6	(2.9)	(30.3)	(17.9)

Due from credit institutions**	9,607	(9.3)	(13.4)	(15.4)	(0.3)

Intangible assets and property and equipment	2,368	3.8	(0.8)	(11.8)	3.9

Other assets	37,977	4.8	0.0	28.2	51.0

Total assets/liabilities & shareholders’ equity	142,114	2.6	(2.0)	(7.7)	8.7

Customer deposits**	59,737	5.5	0.7	(8.4)	7.9

Marketable debt securities**	22,248	1.2	(3.4)	(1.5)	16.0

Subordinated debt**	4,220	0.8	(3.8)	(5.6)	11.2

Insurance liabilities	1	(14.6)	(18.5)	11.6	31.5

Due to credit institutions**	21,478	(0.6)	(5.0)	(3.8)	13.3

Other liabilities	22,363	(7.1)	(11.3)	(17.4)	(2.7)

Stockholders’ equity ***	12,066	20.2	14.8	(1.4)	16.1

Other managed and marketed customer funds	48,621	6.6	1.8	2.0	20.1

Mutual and pension funds	45,689	6.3	1.6	2.5	20.7

Managed portfolios	2,932	10.8	5.8	(4.7)	12.3

Managed and marketed customer funds	134,826	5.0	0.3	(3.7)	13.5

Ratios (%) and operating means

RoTE	13.50	0.79		(1.59)

Efficiency ratio (with amortisations)	39.8	(2.6)		0.3

NPL ratio	5.93	(0.05)		1.03

NPL coverage	83.7	—		(11.5)

Number of employees	49,604	0.2		6.5

Number of branches	3,439	(0.1)		1.4

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      49

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Appendix

Mexico

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	594	(6.2)	2.0	(0.5)	17.6

Net fees	173	(12.9)	(5.4)	(10.6)	5.7

Gains (losses) on financial transactions	34	(5.0)	3.3	(20.0)	(5.4)

Other operating income*	(9)	(47.8)	(43.4)	(36.7)	(25.2)

Gross income	792	(6.8)	1.3	(3.2)	14.4

Operating expenses	(322)	(3.7)	4.4	(9.3)	7.2

General administrative expenses	(293)	(5.3)	2.7	(10.0)	6.4

Personnel	(152)	(3.8)	4.2	(9.1)	7.5

Other general administrative expenses	(140)	(7.0)	1.1	(10.9)	5.3

Depreciation and amortisation	(29)	16.2	25.4	(2.1)	15.6

Net operating income	470	(8.9)	(0.8)	1.4	19.9

Net loan-loss provisions	(221)	3.0	11.7	5.0	24.1

Other income	(6)	(38.1)	(29.4)	—	—

Profit before taxes	243	(16.6)	(9.1)	(6.9)	10.1

Tax on profit	(55)	(17.9)	(10.3)	(7.1)	9.8

Profit from continuing operations	187	(16.2)	(8.7)	(6.8)	10.1

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	187	(16.2)	(8.7)	(6.8)	10.1

Minority interests	45	(11.8)	(4.2)	(7.1)	9.7

Attributable profit to the Group	143	(17.5)	(10.0)	(6.7)	10.3

Balance sheet

Customer loans**	28,702	(4.8)	(1.4)	(1.4)	17.0

Trading portfolio (w/o loans)	17,505	3.3	7.0	5.0	24.5

Available-for-sale financial assets	5,632	(5.7)	(2.3)	38.5	64.4

Due from credit institutions**	7,918	44.8	50.0	(6.3)	11.2

Intangible assets and property and equipment	380	(4.0)	(0.6)	(23.0)	(8.7)

Other assets	5,498	(5.0)	(1.6)	(13.1)	3.2

Total assets/liabilities & shareholders’ equity	65,636	1.4	5.0	0.8	19.6

Customer deposits**	28,214	(0.2)	3.4	(8.9)	8.1

Marketable debt securities**	4,306	(5.9)	(2.6)	(4.1)	13.7

Subordinated debt**	1,146	(4.9)	(1.5)	(4.7)	13.1

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	11,516	(10.6)	(7.4)	15.3	36.8

Other liabilities	15,820	23.3	27.7	16.3	37.9

Stockholders’ equity ***	4,634	(6.5)	(3.2)	(4.7)	13.1

Other managed and marketed customer funds	11,628	1.3	4.9	(12.1)	4.3

Mutual and pension funds	11,628	1.3	4.9	(12.1)	4.3

Managed portfolios	—	—	—	—	—

Managed and marketed customer funds	45,294	(0.5)	3.0	(9.2)	7.7

Ratios (%) and operating means

RoTE	12.95	(1.24)		(0.05)

Efficiency ratio (with amortisations)	40.7	1.3		(2.7)

NPL ratio	3.06	(0.32)		(0.65)

NPL coverage	97.5	6.9		9.1

Number of employees	17,869	0.1		5.3

Number of branches	1,386	0.7		2.7

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

50

FINANCIAL REPORT 2016
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Appendix

Chile

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	421	(3.2)	(2.0)	5.8	16.3

Net fees	88	4.0	5.0	1.1	11.2

Gains (losses) on financial transactions	48	114.5	104.7	(26.2)	(18.9)

Other operating income*	(0)	—	—	—	—

Gross income	556	2.4	3.3	0.5	10.5

Operating expenses	(235)	(9.6)	(8.1)	(1.1)	8.8

General administrative expenses	(216)	(9.7)	(8.3)	(1.6)	8.2

Personnel	(128)	(16.3)	(14.7)	0.1	10.0

Other general administrative expenses	(88)	1.9	3.0	(4.0)	5.5

Depreciation and amortisation	(19)	(8.3)	(6.4)	5.5	15.9

Net operating income	321	13.4	13.7	1.7	11.8

Net loan-loss provisions	(109)	(30.3)	(28.8)	(17.0)	(8.7)

Other income	1	(63.1)	(60.5)	(76.5)	(74.2)

Profit before taxes	213	63.6	60.8	12.1	23.2

Tax on profit	(40)	134.4	127.7	(6.8)	2.5

Profit from continuing operations	173	52.9	50.6	17.6	29.3

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	173	52.9	50.6	17.6	29.3

Minority interests	52	44.9	43.2	24.8	37.2

Attributable profit to the Group	122	56.5	53.9	14.8	26.2

Balance sheet

Customer loans**	33,350	3.1	1.7	(3.4)	9.1

Trading portfolio (w/o loans)	2,793	(11.2)	(12.4)	(5.0)	7.2

Available-for-sale financial assets	3,548	33.0	31.1	54.9	74.9

Due from credit institutions**	4,307	(5.9)	(7.3)	(6.4)	5.7

Intangible assets and property and equipment	354	(0.3)	(1.7)	(7.4)	4.5

Other assets	2,536	(11.8)	(13.0)	(28.8)	(19.7)

Total assets/liabilities & shareholders’ equity	46,888	2.0	0.6	(2.9)	9.6

Customer deposits**	24,679	1.4	(0.1)	(6.9)	5.1

Marketable debt securities**	6,301	(3.1)	(4.5)	(14.9)	(3.9)

Subordinated debt**	981	1.9	0.5	(8.3)	3.5

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	6,287	6.8	5.3	42.6	61.0

Other liabilities	5,519	4.5	3.1	(3.4)	9.1

Stockholders’ equity ***	3,121	4.8	3.3	(2.2)	10.4

Other managed and marketed customer funds	7,063	(4.2)	(5.5)	(10.3)	1.3

Mutual and pension funds	5,079	(6.3)	(7.6)	(12.3)	(1.0)

Managed portfolios	1,984	1.8	0.4	(4.5)	7.8

Managed and marketed customer funds	39,024	(0.4)	(1.8)	(8.9)	2.8

Ratios (%) and operating means

RoTE	16.43	5.45		2.48

Efficiency ratio (with amortisations)	42.3	(5.6)		(0.7)

NPL ratio	5.45	(0.17)		(0.43)

NPL coverage	54.6	0.7		2.6

Number of employees	12,468	0.1		2.8

Number of branches	471	(0.2)		(1.1)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      51

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Appendix

United States

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	1,548	(0.4)	0.3	5.8	3.6

Net fees	283	(1.2)	(0.6)	8.2	6.0

Gains (losses) on financial transactions	20	(44.8)	(43.9)	(59.9)	(60.8)

Other operating income*	116	13.5	14.1	26.7	24.1

Gross income	1,968	(0.6)	0.1	5.4	3.2

Operating expenses	(777)	(6.1)	(5.6)	11.7	9.4

General administrative expenses	(703)	(6.8)	(6.3)	10.6	8.4

Personnel	(416)	0.7	1.3	14.5	12.2

Other general administrative expenses	(287)	(15.9)	(15.5)	5.5	3.3

Depreciation and amortisation	(74)	1.4	1.9	22.7	20.2

Net operating income	1,191	3.4	4.2	1.6	(0.5)

Net loan-loss provisions	(861)	(10.2)	(9.9)	34.8	32.0

Other income	(66)	28.7	29.0	255.5	248.3

Profit before taxes	264	86.4	93.5	(48.7)	(49.7)

Tax on profit	(103)	43.6	46.6	(34.5)	(35.8)

Profit from continuing operations	160	130.8	143.7	(55.0)	(55.9)

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	160	130.8	143.7	(55.0)	(55.9)

Minority interests	79	53.6	56.4	(21.0)	(22.6)

Attributable profit to the Group	82	347.5	427.4	(68.2)	(68.8)

Balance sheet

Customer loans**	80,836	(4.0)	0.4	(1.9)	3.8

Trading portfolio (w/o loans)	2,366	2.9	7.6	55.3	64.3

Available-for-sale financial assets	18,227	(4.8)	(0.4)	10.1	16.6

Due from credit institutions**	4,604	18.0	23.4	(1.3)	4.5

Intangible assets and property and equipment	9,254	1.1	5.7	16.0	22.8

Other assets	20,581	73.1	81.0	113.0	125.4

Total assets/liabilities & shareholders’ equity	135,868	4.0	8.8	10.7	17.1

Customer deposits**	59,526	(1.0)	3.6	(1.1)	4.7

Marketable debt securities**	21,528	(6.4)	(2.1)	12.0	18.5

Subordinated debt**	885	(2.3)	2.2	(3.6)	2.0

Insurance liabilities	—	—	—	—	—

Due to credit institutions**	32,039	22.4	28.0	34.8	42.6

Other liabilities	8,720	(3.9)	0.5	14.7	21.3

Stockholders’ equity ***	13,170	16.3	21.6	18.5	25.4

Other managed and marketed customer funds	18,293	(6.1)	(1.8)	(19.1)	(14.4)

Mutual and pension funds	6,813	(4.4)	0.0	(20.2)	(15.5)

Managed portfolios	11,481	(7.1)	(2.8)	(18.4)	(13.7)

Managed and marketed customer funds****	82,288	(2.3)	2.2	(4.4)	1.2

Ratios (%) and operating means

RoTE	2.70	2.11		(7.13)

Efficiency ratio (with amortisations)	39.5	(2.3)		2.2

NPL ratio	2.19	0.06		(0.01)

NPL coverage	221.1	(3.9)		9.6

Number of employees	18,229	0.6		7.7

Number of branches	773	(1.3)		(3.9)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments
(****).-	Excluding marketable debt securities of Santander Consumer USA

52

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Appendix

Corporate Centre

€ million

Income statement	1Q’16	4Q’15%		1Q’15%

Net interest income	(169)	(137)	23.3	(220)	(23.4)

Net fees	(5)	(6)	(19.0)	(2)	178.8

Gains (losses) on financial transactions	(32)	116	—	12	—

Other operating income	(18)	(6)	200.9	(19)	(7.1)

Dividends	2	9	(78.5)	1	67.3

Income from equity-accounted method	(16)	(6)	161.4	(12)	32.4

Other operating income/expenses	(4)	(9)	(57.7)	(8)	(56.1)

Gross income	(223)	(32)	598.8	(230)	(2.8)

Operating expenses	(126)	(112)	12.3	(142)	(11.3)

Net operating income	(349)	(144)	142.3	(372)	(6.1)

Net loan-loss provisions	1	26	(95.6)	(1)	—

Other income	(5)	(130)	(96.1)	(98)	(94.8)

Ordinary profit before taxes	(353)	(247)	42.8	(470)	(24.9)

Tax on profit	36	131	(72.6)	5	639.3

Ordinary profit from continuing operations	(317)	(117)	171.8	(465)	(31.8)

Net profit from discontinued operations	—	—	—	0	(100.0)

Ordinary consolidated profit	(317)	(117)	171.8	(465)	(31.8)

Minority interests	(6)	2	—	26	—

Ordinary attributable profit to the Group	(311)	(119)	161.9	(491)	(36.7)

Net capital gains and provisions	—	(1,435)	(100.0)	—	—

Attributable profit to the Group	(311)	(1,554)	(80.0)	(491)	(36.7)

Balance sheet

Trading portfolio (w/o loans)	1,616	2,656	(39.1)	3,859	(58.1)

Available-for-sale financial assets	3,654	3,773	(3.2)	3,376	8.2

Goodwill	26,209	26,960	(2.8)	28,666	(8.6)

Capital assigned to Group areas	84,715	77,163	9.8	83,180	1.8

Other assets	20,060	37,583	(46.6)	36,449	(45.0)

Total assets/liabilities & shareholders’ equity	136,255	148,136	(8.0)	155,531	(12.4)

Customer deposits*	1,610	5,185	(69.0)	2,554	(37.0)

Marketable debt securities*	24,285	27,791	(12.6)	26,410	(8.0)

Subordinated debt*	8,195	9,596	(14.6)	5,855	40.0

Other liabilities	16,879	21,049	(19.8)	25,136	(32.8)

Stockholders’ equity **	85,286	84,515	0.9	95,576	(10.8)

Other managed and marketed customer funds	—	—	—	—	—

Mutual and pension funds	—	—	—	—	—

Managed portfolios	—	—	—	—	—

Managed and marketed customer funds	34,090	42,572	(19.9)	34,820	(2.1)

Operating means

Number of employees	1,974	2,006	(1.6)	2,125	(7.1)

      53

FINANCIAL REPORT 2016
JANUARY - MARCH
Appendix

Retail Banking

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	7,154	(2.2)	1.2	(4.6)	5.5

Net fees	2,044	(2.8)	1.7	(5.3)	6.7

Gains (losses) on financial transactions	180	(39.3)	(41.2)	(48.0)	(46.9)

Other operating income*	173	—	—	(2.6)	(3.4)

Gross income	9,552	0.2	3.7	(6.2)	3.7

Operating expenses	(4,492)	(5.2)	(1.3)	(3.2)	7.3

Net operating income	5,060	5.6	8.6	(8.7)	0.6

Net loan-loss provisions	(2,161)	(5.6)	(2.8)	(6.8)	3.3

Other income	(416)	(2.3)	(2.1)	11.9	33.1

Ordinary profit before taxes	2,482	19.5	23.4	(12.9)	(5.4)

Tax on profit	(673)	32.7	33.7	(11.1)	(2.8)

Ordinary profit from continuing operations	1,809	15.3	20.0	(13.5)	(6.3)

Net profit from discontinued operations	—	—	—	(100.0)	(100.0)

Ordinary consolidated profit	1,809	15.3	20.0	(13.5)	(6.3)

Minority interests	255	16.5	19.0	(10.3)	(4.3)

Ordinary attributable profit to the Group	1,554	15.1	20.2	(14.1)	(6.6)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses

54

FINANCIAL REPORT 2016
JANUARY - MARCH
Appendix

Global Corporate Banking

€ million

		/ 4Q’15		/ 1Q’15
Income statement	1Q’16%		% w/o FX	%	% w/o FX

Net interest income	650	(10.9)	(5.9)	(16.2)	(2.1)

Net fees	357	2.2	5.9	(2.6)	7.8

Gains (losses) on financial transactions	356	48.2	63.6	21.6	34.1

Other operating income*	40	(22.5)	(23.6)	95.8	87.4

Gross income	1,403	2.3	8.1	(3.6)	9.4

Operating expenses	(485)	(6.6)	(2.9)	(8.3)	(0.6)

Net operating income	917	7.8	15.0	(0.9)	15.6

Net loan-loss provisions	(223)	(14.9)	(10.4)	10.9	32.6

Other income	(0)	(99.6)	(99.6)	—	—

Ordinary profit before taxes	694	27.9	37.6	(4.8)	10.8

Tax on profit	(200)	31.7	44.1	(3.2)	14.8

Ordinary profit from continuing operations	494	26.4	35.1	(5.5)	9.3

Net profit from discontinued operations	—	—	—	—	—

Ordinary consolidated profit	494	26.4	35.1	(5.5)	9.3

Minority interests	41	79.8	80.8	7.2	31.8

Ordinary attributable profit to the Group	454	23.1	32.1	(6.4)	7.7

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & based finance.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group»s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

      55

Investor Relations
Ciudad Grupo Santander
Edificio Marisma, 0 floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data

			Variation
	1Q ’16	1Q ’15	Amount	%	2015
Balance sheet (€ million)
Total assets	1,324,200	1,369,689	(45,489)	(3.3)	1,340,260
Net customer loans	773,452	793,965	(20,513)	(2.6)	790,848
Customer deposits	670,607	687,362	(16,755)	(2.4)	683,122
Managed and marketed customer funds	1,057,969	1,091,174	(33,205)	(3.0)	1,075,565
Total equity	98,781	102,105	(3,324)	(3.3)	98,753
Total managed and marketed funds	1,489,950	1,545,444	(55,494)	(3.6)	1,506,520

Underlying income statement* (€ million)
Net interest income	7,624	8,038	(414)	(5.2)	32,189
Gross income	10,730	11,444	(714)	(6.2)	45,272
Pre-provision profit (net operating income)	5,572	6,067	(494)	(8.1)	23,702
Profit before taxes	2,732	2,990	(258)	(8.6)	10,939
Attributable profit to the Group	1,633	1,717	(84)	(4.9)	6,566

(*).- Variations w/o exchange rate

Net interest income: +5.2%; Gross income: +4.1%; Pre-provision profit: +2.8%; Attributable profit: +8.2%

Underlying EPS, profitability and efficiency (%)
EPS (euro)	0.11	0.12	(0.01)	(10.8)	0.45
RoE	7.5	7.6			7.2
RoTE	11.1	11.5			11.0
RoA	0.6	0.6			0.6
RoRWA	1.3	1.4			1.3
Efficiency ratio (with amortisations)	48.1	47.0			47.6

Solvency and NPL ratios (%)
CET1 fully-loaded	10.27	9.67			10.05
CET1 phase-in	12.36	11.91			12.55
NPL ratio	4.33	4.85			4.36
Coverage ratio	74.0	68.9			73.1

Market capitalisation and shares
Shares (millions)	14,434	14,061	374	2.7	14,434
Share price (euros)	3.874	7.017	(3.143)	(44.8)	4.558
Market capitalisation (€ million)	55,919	98,663	(42,744)	(43.3)	65,792
Book value (euro)	6.06	6.55			6.12
Price / Book value (X)	0.64	1.07			0.75
P/E ratio (X)	8.99	14.54			10.23

Other data
Number of shareholders	3,682,927	3,230,808	452,119	14.0	3,573,277
Number of employees	194,519	187,262	7,257	3.9	193,863
Number of branches	12,962	12,920	42	0.3	13,030

Information on total profit **
Attributable profit to the Group	1,633	1,717	(84)	(4.9)	5,966
EPS (euro)	0.11	0.12	(0.01)	(10.8)	0.40
RoE	7.5	7.6			6.6
RoTE	11.1	11.5			10.0
RoA	0.6	0.6			0.5
RoRWA	1.3	1.4			1.2
P/E ratio (X)	8.99	14.54			11.30

(*).-	Excluding non-recurring net capital gains and provisions (2015: -€ 600 million)
(**).-	Including non-recurring net capital gains and provisions (2015: -€ 600 million)

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 26 2016, following a favourable report from the Audit Committee on April, 20 2016. The Audit Committee verified that the information for 2016 was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement

€ million

			Variation
	1Q 16	1Q 15	Amount	%

Net interest income	7,624	8,038	(414)	(5.2)
Net fees	2,397	2,524	(127)	(5.0)
Gains (losses) on financial transactions	504	695	(191)	(27.5)
Other operating income	204	186	19	10.0
Dividends	44	33	10	31.5
Income from equity-accounted method	83	99	(16)	(16.4)
Other operating income/expenses	78	53	24	45.8
Gross income	10,730	11,444	(714)	(6.2)
Operating expenses	(5,158)	(5,377)	220	(4.1)
General administrative expenses	(4,572)	(4,785)	213	(4.5)
Personnel	(2,683)	(2,755)	72	(2.6)
Other general administrative expenses	(1,889)	(2,030)	141	(7.0)
Depreciation and amortisation	(586)	(592)	6	(1.0)
Net operating income	5,572	6,067	(494)	(8.1)
Net loan-loss provisions	(2,408)	(2,563)	155	(6.0)
Impairment losses on other assets	(44)	(60)	16	(27.3)
Other income	(389)	(454)	65	(14.3)
Underlying profit before taxes	2,732	2,990	(258)	(8.6)
Tax on profit	(810)	(922)	112	(12.2)
Underlying profit from continuing operations	1,922	2,067	(146)	(7.0)
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	1,922	2,067	(146)	(7.0)
Minority interests	288	350	(62)	(17.6)
Underlying attributable profit to the Group	1,633	1,717	(84)	(4.9)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,633	1,717	(84)	(4.9)

Underlying EPS (euros)	0.11	0.12	(0.01)	(10.8)
Underlying diluted EPS (euros)	0.11	0.12	(0.01)	(11.0)

EPS (euros)	0.11	0.12	(0.01)	(10.8)
Diluted EPS (euros)	0.11	0.12	(0.01)	(11.0)

Pro memoria:
Average total assets	1,335,115	1,334,337	778	0.1
Average stockholders’ equity	87,571	90,903	(3,332)	(3.7)

Quarterly income statement

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16

Net interest income	8,038	8,281	7,983	7,888	7,624
Net fees	2,524	2,586	2,474	2,448	2,397
Gains (losses) on financial transactions	695	372	634	684	504
Other operating income	186	379	225	(126)	204
Dividends	33	239	75	107	44
Income from equity-accounted method	99	101	93	82	83
Other operating income/expenses	53	39	57	(315)	78
Gross income	11,444	11,618	11,316	10,894	10,730
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)
General administrative expenses	(4,785)	(4,826)	(4,731)	(4,810)	(4,572)
Personnel	(2,755)	(2,836)	(2,717)	(2,799)	(2,683)
Other general administrative expenses	(2,030)	(1,989)	(2,015)	(2,011)	(1,889)
Depreciation and amortisation	(592)	(603)	(611)	(612)	(586)
Net operating income	6,067	6,189	5,974	5,472	5,572
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)
Impairment losses on other assets	(60)	(78)	(110)	(215)	(44)
Other income	(454)	(605)	(606)	(526)	(389)
Underlying profit before taxes	2,990	2,998	2,778	2,173	2,732
Tax on profit	(922)	(939)	(787)	(471)	(810)
Underlying profit from continuing operations	2,067	2,059	1,991	1,702	1,922
Net profit from discontinued operations	0	0	(0)	—	—
Underlying consolidated profit	2,067	2,059	1,991	1,702	1,922
Minority interests	350	350	311	242	288
Underlying attributable profit to the Group	1,717	1,709	1,680	1,460	1,633
Net capital gains and provisions	—	835	—	(1,435)	—
Attributable profit to the Group	1,717	2,544	1,680	25	1,633

Underlying EPS (euros)	0.12	0.12	0.11	0.10	0.11
Underlying diluted EPS (euros)	0.12	0.12	0.11	0.10	0.11

Income statement

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%

Net interest income	7,624	7,210	413	5.7
Net fees	2,397	2,246	151	6.7
Gains (losses) on financial transactions	504	661	(156)	(23.7)
Other operating income	204	188	16	8.6
Dividends	44	33	11	32.6
Income from equity-accounted method	83	82	1	1.1
Other operating income/expenses	78	73	4	6.1
Gross income	10,730	10,306	424	4.1
Operating expenses	(5,158)	(4,883)	(275)	5.6
General administrative expenses	(4,572)	(4,335)	(237)	5.5
Personnel	(2,683)	(2,515)	(168)	6.7
Other general administrative expenses	(1,889)	(1,820)	(69)	3.8
Depreciation and amortisation	(586)	(548)	(38)	6.9
Net operating income	5,572	5,423	150	2.8
Net loan-loss provisions	(2,408)	(2,303)	(105)	4.5
Impairment losses on other assets	(44)	(59)	15	(25.5)
Other income	(389)	(400)	11	(2.8)
Underlying profit before taxes	2,732	2,660	71	2.7
Tax on profit	(810)	(826)	16	(1.9)
Underlying profit from continuing operations	1,922	1,835	87	4.7
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	1,922	1,835	87	4.7
Minority interests	288	325	(37)	(11.3)
Underlying attributable profit to the Group	1,633	1,510	124	8.2
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	1,633	1,510	124	8.2

Quarterly income statement

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16

Net interest income	7,210	7,465	7,561	7,608	7,624
Net fees	2,246	2,318	2,321	2,342	2,397
Gains (losses) on financial transactions	661	333	616	671	504
Other operating income	188	373	222	(118)	204
Dividends	33	231	73	107	44
Income from equity-accounted method	82	86	85	78	83
Other operating income/expenses	73	56	63	(303)	78
Gross income	10,306	10,489	10,719	10,502	10,730
Operating expenses	(4,883)	(4,947)	(5,067)	(5,217)	(5,158)
General administrative expenses	(4,335)	(4,387)	(4,478)	(4,623)	(4,572)
Personnel	(2,515)	(2,597)	(2,582)	(2,700)	(2,683)
Other general administrative expenses	(1,820)	(1,790)	(1,896)	(1,923)	(1,889)
Depreciation and amortisation	(548)	(561)	(589)	(594)	(586)
Net operating income	5,423	5,542	5,653	5,286	5,572
Net loan-loss provisions	(2,303)	(2,265)	(2,361)	(2,478)	(2,408)
Impairment losses on other assets	(59)	(75)	(99)	(208)	(44)
Other income	(400)	(546)	(580)	(531)	(389)
Underlying profit before taxes	2,660	2,656	2,612	2,069	2,732
Tax on profit	(826)	(847)	(758)	(453)	(810)
Underlying profit from continuing operations	1,835	1,809	1,854	1,615	1,922
Net profit from discontinued operations	0	0	(0)	—	—
Underlying consolidated profit	1,835	1,809	1,854	1,615	1,922
Minority interests	325	320	299	238	288
Underlying attributable profit to the Group	1,510	1,489	1,555	1,378	1,633
Net capital gains and provisions	—	835	—	(1,435)	—
Attributable profit to the Group	1,510	2,324	1,555	(57)	1,633

Exchange rates: 1 euro / currency parity

	Average		Period-end
	1Q 16	1Q 15	31.03.16	31.12.15	31.03.15

US$	1.102	1.125	1.139	1.089	1.076
Pound sterling	0.770	0.743	0.792	0.734	0.727
Brazilian real	4.296	3.215	4.117	4.312	3.496
Mexican peso	19.877	16.820	19.590	18.915	16.512
Chilean peso	772.566	702.753	762.943	773.772	675.880
Argentine peso	15.890	9.774	16.666	14.140	9.483
Polish zloty	4.363	4.191	4.258	4.264	4.085

Net fees

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Fees from services	1,449	1,510	(61)	(4.0)
Mutual & pension funds	182	240	(58)	(24.1)
Securities and custody	224	216	9	4.1
Insurance	542	559	(17)	(3.1)
Net fee income	2,397	2,524	(127)	(5.0)

Operating expenses

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Personnel expenses	2,683	2,755	(72)	(2.6)
General expenses	1,889	2,030	(141)	(7.0)
Information technology	289	287	2	0.7
Communications	130	133	(4)	(2.6)
Advertising	146	156	(10)	(6.2)
Buildings and premises	437	475	(38)	(8.0)
Printed and office material	34	38	(4)	(10.4)
Taxes (other than profit tax)	119	134	(15)	(11.2)
Other expenses	733	806	(73)	(9.0)
Personnel and general expenses	4,572	4,785	(213)	(4.5)
Depreciation and amortisation	586	592	(6)	(1.0)
Total operating expenses	5,158	5,377	(220)	(4.1)

Net loan-loss provisions

€ million

			Variation
	1Q 16	1Q 15	Amount	%

Non performing loans	2,771	2,906	(135)	(4.6)
Country-risk	(3)	1	(4)	—
Recovery of written-off assets	(360)	(343)	(16)	4.7
Total	2,408	2,563	(155)	(6.0)

Balance sheet

€ million

			Variation
	31.03.16	31.03.15	Amount	%	31.12.15
Assets
Cash on hand and deposits at central banks	73,239	67,741	5,498	8.1	81,329
Trading portfolio	152,621	168,709	(16,088)	(9.5)	147,287
Debt securities	50,060	53,564	(3,504)	(6.5)	43,964
Customer loans	6,866	5,726	1,140	19.9	6,081
Equities	14,584	15,412	(828)	(5.4)	18,225
Trading derivatives	76,643	89,305	(12,662)	(14.2)	76,724
Deposits from credit institutions	4,468	4,702	(234)	(5.0)	2,293
Other financial assets at fair value	48,771	48,892	(121)	(0.2)	45,043
Customer loans	13,884	10,201	3,683	36.1	14,293
Other (deposits at credit institutions, debt securities and	34,887	38,691	(3,804)	(9.8)	30,750
Available-for-sale financial assets	118,298	124,536	(6,238)	(5.0)	122,036
Debt securities	113,656	118,974	(5,318)	(4.5)	117,187
Equities	4,642	5,562	(920)	(16.5)	4,849
Loans	817,409	847,887	(30,478)	(3.6)	831,637
Deposits at credit institutions	52,220	62,600	(10,380)	(16.6)	50,256
Customer loans	752,702	778,038	(25,336)	(3.3)	770,474
Debt securities	12,487	7,250	5,237	72.2	10,907
Held-to-maturity investments	4,566	—	4,566	—	4,355
Investments	3,350	3,564	(214)	(6.0)	3,251
Intangible assets and property and equipment	27,949	27,238	711	2.6	27,790
Goodwill	26,209	28,667	(2,458)	(8.6)	26,960
Other	51,788	52,455	(667)	(1.3)	50,572
Total assets	1,324,200	1,369,689	(45,489)	(3.3)	1,340,260

Liabilities and shareholders’ equity
Trading portfolio	108,567	125,507	(16,940)	(13.5)	105,218
Customer deposits	9,570	6,794	2,776	40.9	9,187
Marketable debt securities	0	—	0	—	—
Trading derivatives	78,608	92,439	(13,831)	(15.0)	76,414
Other	20,389	26,273	(5,884)	(22.4)	19,617
Other financial liabilities at fair value	63,404	64,078	(674)	(1.1)	54,768
Customer deposits	28,484	40,190	(11,706)	(29.1)	26,357
Marketable debt securities	3,445	3,958	(513)	(13.0)	3,373
Due to central banks and credit institutions	31,475	19,929	11,546	57.9	25,038
Financial liabilities at amortized cost	1,012,407	1,031,385	(18,978)	(1.8)	1,039,343
Due to central banks and credit institutions	138,318	142,133	(3,815)	(2.7)	148,079
Customer deposits	632,554	640,378	(7,824)	(1.2)	647,578
Marketable debt securities	197,383	204,353	(6,970)	(3.4)	201,656
Subordinated debt	20,784	19,746	1,038	5.3	21,153
Other financial liabilities	23,368	24,775	(1,407)	(5.7)	20,877
Insurance liabilities	656	670	(14)	(2.1)	627
Provisions	14,292	15,452	(1,160)	(7.5)	14,494
Other liability accounts	26,093	30,492	(4,399)	(14.4)	27,057
Total liabilities	1,225,419	1,267,584	(42,165)	(3.3)	1,241,507
Shareholders’ equity	103,264	99,987	3,277	3.3	102,402
Capital stock	7,217	7,030	187	2.7	7,217
Reserves	94,414	91,240	3,174	3.5	90,765
Attributable profit to the Group	1,633	1,717	(84)	(4.9)	5,966
Less: dividends	—	—	—	—	(1,546)
Equity adjustments by valuation	(15,949)	(8,072)	(7,877)	97.6	(14,362)
Minority interests	11,466	10,190	1,276	12.5	10,713
Total equity	98,781	102,105	(3,324)	(3.3)	98,753
Total liabilities and equity	1,324,200	1,369,689	(45,489)	(3.3)	1,340,260

Balance sheet

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Assets
Cash on hand and deposits at central banks	67,741	67,962	70,841	81,329	73,239
Trading portfolio	168,709	151,201	149,903	147,287	152,621
Debt securities	53,564	51,152	43,882	43,964	50,060
Customer loans	5,726	5,789	8,235	6,081	6,866
Equities	15,412	18,272	15,257	18,225	14,584
Trading derivatives	89,305	72,557	80,425	76,724	76,643
Deposits from credit institutions	4,702	3,431	2,104	2,293	4,468
Other financial assets at fair value	48,892	37,245	52,110	45,043	48,771
Customer loans	10,201	11,307	12,320	14,293	13,884
Other (deposits at credit institutions, debt securities and	38,691	25,938	39,790	30,750	34,887
Available-for-sale financial assets	124,536	129,035	117,835	122,036	118,298
Debt securities	118,974	123,988	112,965	117,187	113,656
Equities	5,562	5,047	4,870	4,849	4,642
Loans	847,887	844,932	816,665	831,637	817,409
Deposits at credit institutions	62,600	55,949	50,413	50,256	52,220
Customer loans	778,038	782,137	756,465	770,474	752,702
Debt securities	7,250	6,846	9,788	10,907	12,487
Held-to-maturity investments	—	—	4,405	4,355	4,566
Investments	3,564	3,559	3,278	3,251	3,350
Intangible assets and property and equipment	27,238	27,112	27,264	27,790	27,949
Goodwill	28,667	28,594	26,777	26,960	26,209
Other	52,455	49,736	51,349	50,572	51,788
Total assets	1,369,689	1,339,376	1,320,427	1,340,260	1,324,200

Liabilities and shareholders’ equity
Trading portfolio	125,507	107,888	112,461	105,218	108,567
Customer deposits	6,794	7,635	9,693	9,187	9,570
Marketable debt securities	—	—	—	—	0
Trading derivatives	92,439	73,750	80,572	76,414	78,608
Other	26,273	26,503	22,195	19,617	20,389
Other financial liabilities at fair value	64,078	55,364	58,601	54,768	63,404
Customer deposits	40,190	31,756	27,094	26,357	28,484
Marketable debt securities	3,958	4,024	3,352	3,373	3,445
Deposits at credit institutions	19,929	19,584	28,155	25,038	31,475
Financial liabilities at amortized cost	1,031,385	1,029,054	1,009,566	1,039,343	1,012,407
Due to central banks and credit institutions	142,133	138,888	141,617	148,079	138,318
Customer deposits	640,378	648,508	632,449	647,578	632,554
Marketable debt securities	204,353	196,429	193,905	201,656	197,383
Subordinated debt	19,746	19,836	19,606	21,153	20,784
Other financial liabilities	24,775	25,393	21,990	20,877	23,368
Insurance liabilities	670	648	644	627	656
Provisions	15,452	15,470	13,775	14,494	14,292
Other liability accounts	30,492	29,000	26,693	27,057	26,093
Total liabilities	1,267,584	1,237,424	1,221,740	1,241,507	1,225,419
Shareholders’ equity	99,987	101,904	103,307	102,402	103,264
Capital stock	7,030	7,158	7,158	7,217	7,217
Reserves	91,240	91,201	90,924	90,765	94,414
Attributable profit to the Group	1,717	4,261	5,941	5,966	1,633
Less: dividends	—	(716)	(716)	(1,546)	—
Equity adjustments by valuation	(8,072)	(10,407)	(14,987)	(14,362)	(15,949)
Minority interests	10,190	10,455	10,367	10,713	11,466
Total equity	102,105	101,952	98,687	98,753	98,781
Total liabilities and equity	1,369,689	1,339,376	1,320,427	1,340,260	1,324,200

Customer loans

€ million

			Variation
	31.03.16	31.03.15	Amount	%	31.12.15

Spanish Public sector	14,624	17,392	(2,768)	(15.9)	13,993
Other residents	151,697	155,846	(4,149)	(2.7)	153,863
Commercial bills	8,034	8,188	(153)	(1.9)	9,037
Secured loans	90,803	96,271	(5,468)	(5.7)	92,478
Other loans	52,859	51,387	1,472	2.9	52,348
Non-resident sector	633,286	648,820	(15,534)	(2.4)	649,509
Secured loans	391,505	403,085	(11,580)	(2.9)	409,136
Other loans	241,781	245,736	(3,954)	(1.6)	240,373
Gross customer loans	799,607	822,059	(22,452)	(2.7)	817,366
Loan-loss allowances	26,155	28,094	(1,939)	(6.9)	26,517
Net customer loans	773,452	793,965	(20,513)	(2.6)	790,848
Pro memoria: Doubtful loans	35,281	40,711	(5,430)	(13.3)	36,133
Public sector	107	169	(62)	(36.5)	145
Other residents	15,608	19,327	(3,720)	(19.2)	16,301
Non-resident sector	19,566	21,215	(1,649)	(7.8)	19,686

Customer loans

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16

Spanish Public sector	17,392	16,034	15,207	13,993	14,624
Other residents	155,846	155,774	152,196	153,863	151,697
Commercial bills	8,188	8,471	8,228	9,037	8,034
Secured loans	96,271	93,731	93,404	92,478	90,803
Other loans	51,387	53,571	50,564	52,348	52,859
Non-resident sector	648,820	654,899	635,840	649,509	633,286
Secured loans	403,085	410,797	398,110	409,136	391,505
Other loans	245,736	244,102	237,730	240,373	241,781
Gross customer loans	822,059	826,707	803,243	817,366	799,607
Loan-loss allowances	28,094	27,474	26,224	26,517	26,155
Net customer loans	793,965	799,233	777,020	790,848	773,452
Pro memoria: Doubtful loans	40,711	39,154	36,864	36,133	35,281
Public sector	169	173	190	145	107
Other residents	19,327	18,167	17,130	16,301	15,608
Non-resident sector	21,215	20,814	19,544	19,686	19,566

Credit risk management *

€ million

			Variation
	31.03.16	31.03.15	Amount	%	31.12.15

Non-performing loans	36,148	41,919	(5,770)	(13.8)	37,094
NPL ratio (%)	4.33	4.85	(0.52 p. )		4.36
Loan-loss allowances	26,756	28,894	(2,138)	(7.4)	27,121
Specific	17,817	20,427	(2,611)	(12.8)	17,707
Generic	8,940	8,467	473	5.6	9,414
Coverage ratio (%)	74.0	68.9	5.1 p.		73.1
Cost of credit (%) **	1.22	1.38	(0.16 p. )		1.25

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Non-performing loans	41,919	40,273	37,856	37,094	36,148
NPL ratio (%)	4.85	4.64	4.50	4.36	4.33
Loan-loss allowances	28,894	28,233	26,918	27,121	26,756
Specific	20,427	19,444	18,416	17,707	17,817
Generic	8,467	8,790	8,502	9,414	8,940
Coverage ratio (%)	68.9	70.1	71.1	73.1	74.0
Cost of credit (%) **	1.38	1.32	1.26	1.25	1.22

(*).-	Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Balance at beginning of period	41,709	41,919	40,273	37,856	37,094
Net additions	2,017	1,315	2,132	2,242	1,668
Increase in scope of consolidation	54	1	—	50	13
Exchange differences	853	(36)	(1,849)	968	72
Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)
Balance at period-end	41,919	40,273	37,856	37,094	36,148

Managed and marketed customer funds

€ million

			Variation
	31.03.16	31.03.15	Amount	%	31.12.15

Resident public sector	8,248	12,706	(4,458)	(35.1)	11,737
Other residents	156,886	163,702	(6,816)	(4.2)	157,611
Demand deposits	109,269	94,580	14,689	15.5	108,410
Time deposits	45,908	65,118	(19,210)	(29.5)	47,297
Other	1,709	4,005	(2,295)	(57.3)	1,904
Non-resident sector	505,473	510,954	(5,481)	(1.1)	513,775
Demand deposits	305,319	299,008	6,311	2.1	313,175
Time deposits	141,170	156,089	(14,919)	(9.6)	146,317
Other	58,983	55,856	3,127	5.6	54,283
Customer deposits	670,607	687,362	(16,755)	(2.4)	683,122
Debt securities	200,828	208,312	(7,484)	(3.6)	205,029
Subordinated debt	20,784	19,746	1,038	5.3	21,153
On-balance-sheet customer funds	892,219	915,419	(23,200)	(2.5)	909,304
Mutual funds	129,899	135,254	(5,355)	(4.0)	129,077
Pension funds	11,103	11,960	(857)	(7.2)	11,376
Managed portfolios	24,748	28,541	(3,793)	(13.3)	25,808
Other managed and marketed customer funds	165,750	175,755	(10,005)	(5.7)	166,260
Managed and marketed customer funds	1,057,969	1,091,174	(33,205)	(3.0)	1,075,565

Managed and marketed customer funds

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Resident public sector	12,706	8,526	8,886	11,737	8,248
Other residents	163,702	164,045	164,067	157,611	156,886
Demand deposits	94,580	102,770	105,730	108,410	109,269
Time deposits	65,118	58,925	56,134	47,297	45,908
Other	4,005	2,350	2,203	1,904	1,709
Non-resident sector	510,954	515,328	496,283	513,775	505,473
Demand deposits	299,008	309,849	302,251	313,175	305,319
Time deposits	156,089	149,958	139,295	146,317	141,170
Other	55,856	55,521	54,736	54,283	58,983
Customer deposits	687,362	687,900	669,236	683,122	670,607
Debt securities	208,312	200,453	197,257	205,029	200,828
Subordinated debt	19,746	19,836	19,606	21,153	20,784
On-balance-sheet customer funds	915,419	908,189	886,099	909,304	892,219
Mutual funds	135,254	135,582	122,365	129,077	129,899
Pension funds	11,960	11,503	11,220	11,376	11,103
Managed portfolios	28,541	27,675	25,828	25,808	24,748
Other managed and marketed customer funds	175,755	174,760	159,414	166,260	165,750
Managed and marketed customer funds	1,091,174	1,082,948	1,045,513	1,075,565	1,057,969

Eligible capital (phase-in)

€ million

			Variation
	31.03.16	31.03.15	Amount	%	31.12.15

CET1	70,694	73,596	(2,901)	(3.9)	73,478
Basic capital	70,694	73,596	(2,901)	(3.9)	73,478
Eligible capital	81,093	81,971	(879)	(1.1)	84,346
Risk-weighted assets	571,959	617,951	(45,992)	(7.4)	585,609

CET1 capital ratio	12.36	11.91	0.45		12.55
T1 capital ratio	12.36	11.91	0.45		12.55
BIS ratio	14.18	13.27	0.91		14.40

Eligible capital (fully loaded)

€ million

			Variation
	31.03.16	31.03.15	Amount	%	31.12.15

Capital stock and reserves	101,763	98,558	3,205	3.3	98,193
Attributable profit	1,633	1,717	(84)	(4.9)	5,966
Dividends	(609)	(576)	(33)	5.6	(2,268)
Other retained earnings	(17,455)	(8,418)	(9,038)	107.4	(15,448)
Minority interests	6,190	4,829	1,361	28.2	6,148
Goodwill and intangible assets	(27,590)	(30,303)	2,713	(9.0)	(28,254)
Treasury stock and other deductions	(5,184)	(6,057)	872	(14.4)	(5,633)
Core CET1	58,748	59,750	(1,003)	(1.7)	58,705
Preferred shares and other eligibles T1	5,494	4,902	591	12.1	5,504
Tier 1	64,241	64,652	(411)	(0.6)	64,209
Generic funds and eligible T2 instruments	11,410	9,646	1,764	18.3	11,996
Eligible capital	75,651	74,299	1,353	1.8	76,205
Risk-weighted assets	571,916	617,574	(45,658)	(7.4)	583,893

CET1 capital ratio	10.27	9.67	0.60		10.05
T1 capital ratio	11.23	10.47	0.76		11.00
BIS ratio	13.23	12.03	1.20		13.05

Key data by principal segments

	Net operating income				Attributable profit to the Group
	1Q 16	1Q 15	Var (%)	Var (%) w/o FX	1Q 16	1Q 15	Var (%)	Var (%) w/o FX
Income statement (€ million)
Continental Europe	1,608	1,739	(7.6)	(6.7)	706	640	10.4	11.7
o/w: Spain	706	894	(21.0)	(21.0)	307	340	(9.6)	(9.6)
Santander Consumer Finance	562	537	4.6	6.5	251	220	14.3	16.7
Poland	166	190	(12.4)	(8.8)	64	89	(27.5)	(24.5)
Portugal	183	115	59.6	59.6	121	55	121.4	121.4
United Kingdom	719	727	(1.1)	2.6	453	471	(3.9)	(0.3)
Latin America	2,404	2,800	(14.1)	10.6	703	840	(16.3)	7.9
o/w: Brazil	1,434	1,820	(21.2)	5.3	359	477	(24.8)	0.4
Mexico	470	463	1.4	19.9	143	153	(6.7)	10.3
Chile	321	316	1.7	11.8	122	106	14.8	26.2
USA	1,191	1,172	1.6	(0.5)	82	257	(68.2)	(68.8)
Operating areas	5,922	6,438	(8.0)	2.2	1,944	2,209	(12.0)	(2.8)
Corporate Centre	(349)	(372)	(6.1)	(6.1)	(311)	(491)	(36.7)	(36.7)
Total Group	5,572	6,067	(8.1)	2.8	1,633	1,717	(4.9)	8.2

	Gross loans w/o repos				Customer deposits w/o repos + mutual funds
	31.03.16	31.03.15	Var (%)	Var (%) w/o FX	31.03.16	31.03.15	Var (%)	Var (%) w/o FX
Activity (€ million)
Continental Europe	300,441	292,991	2.5	3.3	315,791	313,317	0.8	1.2
o/w: Spain	156,134	161,023	(3.0)	(3.0)	220,295	229,377	(4.0)	(4.0)
Santander Consumer Finance	79,136	72,059	9.8	11.3	33,197	30,991	7.1	8.2
Poland	20,467	19,132	7.0	11.5	24,487	24,227	1.1	5.3
Portugal	30,018	24,226	23.9	23.9	30,589	25,058	22.1	22.1
United Kingdom	261,770	275,654	(5.0)	3.4	216,318	223,932	(3.4)	5.1
Latin America	136,490	152,520	(10.5)	6.1	160,927	171,854	(6.4)	11.8
o/w: Brazil	63,875	76,336	(16.3)	(1.4)	80,383	85,802	(6.3)	10.3
Mexico	28,760	29,827	(3.6)	14.4	37,245	39,540	(5.8)	11.8
Chile	34,320	35,567	(3.5)	8.9	29,702	32,109	(7.5)	4.4
USA	84,897	86,422	(1.8)	4.0	65,983	68,360	(3.5)	2.1
Operating areas	783,599	807,587	(3.0)	3.9	759,018	777,463	(2.4)	4.5
Total Group	787,033	813,260	(3.2)	3.5	760,628	780,020	(2.5)	4.4

Key data by principal segments

	RoTE		Efficiency ratio
	1Q 16	1Q 15	1Q 16	1Q 15
Profitability and efficiency (%)
Continental Europe	8.64	8.75	51.8	49.0
o/w: Spain	9.47	12.07	54.2	48.9
Santander Consumer Finance	12.83	12.33	46.2	44.0
Poland	10.71	15.68	46.6	44.3
Portugal	17.21	8.96	45.7	51.8
United Kingdom	10.15	11.93	52.4	53.1
Latin America	14.31	15.28	41.9	42.2
o/w: Brazil	13.50	15.09	39.8	39.5
Mexico	12.95	12.99	40.7	43.4
Chile	16.43	13.95	42.3	42.9
USA	2.70	9.83	39.5	37.3
Operating areas	9.45	11.43	45.9	44.8
Total Group	11.13	11.54	48.1	47.0

	NPL ratio		Coverage ratio		Cost of credit
	31.03.16	31.03.15	31.03.16	31.03.15	31.03.16	31.03.15
Credit quality (%)
Continental Europe	7.08	8.52	65.4	58.6	0.60	0.95
o/w: Spain	6.36	7.25	50.2	46.6	0.54	0.97
Santander Consumer Finance	3.28	4.52	111.9	103.6	0.64	0.93
Poland	5.93	7.33	67.0	61.6	0.82	1.00
Portugal	8.55	8.96	87.7	52.4	0.28	0.45
United Kingdom	1.49	1.75	36.5	41.2	0.01	0.11
Latin America	4.88	4.64	79.7	83.6	3.39	3.53
o/w: Brazil	5.93	4.90	83.7	95.2	4.63	4.63
Mexico	3.06	3.71	97.5	88.4	2.95	2.92
Chile	5.45	5.88	54.6	52.0	1.58	1.74
USA	2.19	2.20	221.1	211.5	3.85	3.25
Operating areas	4.36	4.87	73.3	68.3	1.24	1.38
Total Group	4.33	4.85	74.0	68.9	1.22	1.38

	Employees		Branches
	31.03.16	31.03.15	31.03.16	31.03.15
Operating means
Continental Europe	58,090	57,330	5,487	5,470
o/w: Spain	24,204	24,405	3,433	3,511
Santander Consumer Finance	14,675	14,227	584	575
Poland	11,387	11,938	700	784
Portugal	6,579	5,441	752	584
United Kingdom	26,084	26,290	854	921
Latin America	90,142	84,599	5,848	5,725
o/w: Brazil	49,604	46,583	3,439	3,391
Mexico	17,869	16,973	1,386	1,350
Chile	12,468	12,128	471	476
USA	18,229	16,918	773	804
Operating areas	192,545	185,137	12,962	12,920
Corporate Centre	1,974	2,125
Total Group	194,519	187,262	12,962	12,920

Operating areas

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	7,792	8,259	(466)	(5.6)
Net fees	2,402	2,526	(124)	(4.9)
Gains (losses) on financial transactions	537	684	(147)	(21.5)
Other operating income *	223	205	17	8.4
Gross income	10,953	11,674	(720)	(6.2)
Operating expenses	(5,032)	(5,235)	203	(3.9)
General administrative expenses	(4,620)	(4,809)	189	(3.9)
Personnel	(2,480)	(2,561)	80	(3.1)
Other general administrative expenses	(2,139)	(2,248)	109	(4.9)
Depreciation and amortisation	(412)	(426)	14	(3.3)
Net operating income	5,922	6,438	(517)	(8.0)
Net loan-loss provisions	(2,409)	(2,562)	153	(6.0)
Other income	(428)	(417)	(11)	2.6
Profit before taxes	3,085	3,460	(375)	(10.8)
Tax on profit	(846)	(927)	81	(8.8)
Profit from continuing operations	2,239	2,533	(294)	(11.6)
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	2,239	2,533	(294)	(11.6)
Minority interests	295	324	(29)	(9.1)
Attributable profit to the Group	1,944	2,209	(264)	(12.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	769,988	788,337	(18,349)	(2.3)
Trading portfolio (w/o loans)	139,670	155,363	(15,693)	(10.1)
Available-for-sale financial assets	114,643	121,160	(6,517)	(5.4)
Due from credit institutions **	130,174	129,653	521	0.4
Intangible assets and property and equipment	27,370	26,426	944	3.6
Other assets	134,908	115,523	19,385	16.8
Total assets/liabilities & shareholders’ equity	1,316,754	1,336,462	(19,709)	(1.5)
Customer deposits **	668,997	684,808	(15,810)	(2.3)
Marketable debt securities **	176,544	181,901	(5,358)	(2.9)
Subordinated debt **	12,588	13,890	(1,302)	(9.4)
Insurance liabilities	656	670	(14)	(2.1)
Due to credit institutions **	214,625	201,645	12,980	6.4
Other liabilities	156,599	174,028	(17,429)	(10.0)
Stockholders’ equity ***	86,745	79,520	7,225	9.1
Other managed and marketed customer funds	165,750	175,755	(10,005)	(5.7)
Mutual funds	129,899	135,254	(5,355)	(4.0)
Pension funds	11,103	11,960	(857)	(7.2)
Managed portfolios	24,748	28,541	(3,793)	(13.3)
Managed and marketed customer funds	1,023,879	1,056,354	(32,475)	(3.1)

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
RoTE	9.45	11.43	(1.98 p.	)
Efficiency ratio (with amortisations)	45.9	44.8	1.09 p.
NPL ratio	4.36	4.87	(0.51 p.	)
Coverage ratio	73.3	68.3	5.00 p.
Number of employees	192,545	185,137	7,408		4.0
Number of branches	12,962	12,920	42		0.3

Operating areas

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	8,259	8,413	8,121	8,025	7,792
Net fees	2,526	2,592	2,474	2,454	2,402
Gains (losses) on financial transactions	684	440	544	568	537
Other operating income *	205	351	233	(120)	223
Gross income	11,674	11,795	11,372	10,926	10,953
Operating expenses	(5,235)	(5,279)	(5,200)	(5,310)	(5,032)
General administrative expenses	(4,809)	(4,825)	(4,772)	(4,869)	(4,620)
Personnel	(2,561)	(2,638)	(2,524)	(2,591)	(2,480)
Other general administrative expenses	(2,248)	(2,187)	(2,247)	(2,278)	(2,139)
Depreciation and amortisation	(426)	(454)	(428)	(441)	(412)
Net operating income	6,438	6,517	6,172	5,616	5,922
Net loan-loss provisions	(2,562)	(2,510)	(2,478)	(2,585)	(2,409)
Other income	(417)	(551)	(568)	(612)	(428)
Profit before taxes	3,460	3,456	3,126	2,420	3,085
Tax on profit	(927)	(907)	(743)	(601)	(846)
Profit from continuing operations	2,533	2,548	2,383	1,819	2,239
Net profit from discontinued operations	0	0	(0)	—	—
Consolidated profit	2,533	2,548	2,383	1,819	2,239
Minority interests	324	351	309	240	295
Attributable profit to the Group	2,209	2,198	2,075	1,579	1,944
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	788,337	793,222	773,108	787,254	769,988
Trading portfolio (w/o loans)	155,363	139,904	139,151	136,258	139,670
Available-for-sale financial assets	121,160	125,314	114,250	118,263	114,643
Due from credit institutions **	129,653	113,202	132,667	123,150	130,174
Intangible assets and property and equipment	26,426	26,288	26,216	27,501	27,370
Other assets	115,523	105,130	117,334	127,842	134,908
Total assets/liabilities & shareholders’ equity	1,336,462	1,303,060	1,302,725	1,320,269	1,316,754
Customer deposits **	684,808	685,723	667,240	677,937	668,997
Marketable debt securities **	181,901	178,233	172,809	177,239	176,544
Subordinated debt **	13,890	12,975	11,252	11,558	12,588
Insurance liabilities	670	648	644	627	656
Due to credit institutions **	201,645	191,210	217,592	224,860	214,625
Other liabilities	174,028	153,987	153,095	147,359	156,599
Stockholders’ equity ***	79,520	80,284	80,093	80,690	86,745
Other managed and marketed customer funds	175,755	174,760	159,414	166,260	165,750
Mutual funds	135,254	135,582	122,365	129,077	129,899
Pension funds	11,960	11,503	11,220	11,376	11,103
Managed portfolios	28,541	27,675	25,828	25,808	24,748
Managed and marketed customer funds	1,056,354	1,051,690	1,010,715	1,032,994	1,023,879
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	4.87	4.68	4.52	4.39	4.36
Coverage ratio	68.3	69.4	70.5	72.6	73.3
Cost of credit	1.38	1.33	1.27	1.26	1.24

Operating areas

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	7,792	7,431	362	4.9
Net fees	2,402	2,248	154	6.9
Gains (losses) on financial transactions	537	649	(113)	(17.4)
Other operating income *	223	208	15	7.1
Gross income	10,953	10,535	418	4.0
Operating expenses	(5,032)	(4,741)	(291)	6.1
General administrative expenses	(4,620)	(4,359)	(261)	6.0
Personnel	(2,480)	(2,321)	(160)	6.9
Other general administrative expenses	(2,139)	(2,038)	(101)	5.0
Depreciation and amortisation	(412)	(383)	(30)	7.7
Net operating income	5,922	5,794	127	2.2
Net loan-loss provisions	(2,409)	(2,303)	(107)	4.6
Other income	(428)	(361)	(66)	18.4
Profit before taxes	3,085	3,130	(46)	(1.5)
Tax on profit	(846)	(831)	(15)	1.8
Profit from continuing operations	2,239	2,300	(61)	(2.6)
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	2,239	2,300	(61)	(2.7)
Minority interests	295	299	(4)	(1.5)
Attributable profit to the Group	1,944	2,001	(56)	(2.8)
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	769,988	736,196	33,792	4.6
Trading portfolio (w/o loans)	139,670	146,399	(6,729)	(4.6)
Available-for-sale financial assets	114,643	113,878	765	0.7
Due from credit institutions **	130,174	123,576	6,598	5.3
Intangible assets and property and equipment	27,370	24,922	2,448	9.8
Other assets	134,908	104,923	29,985	28.6
Total assets/liabilities & shareholders’ equity	1,316,754	1,249,894	66,859	5.3
Customer deposits **	668,997	640,106	28,892	4.5
Marketable debt securities **	176,544	169,216	7,327	4.3
Subordinated debt **	12,588	12,369	219	1.8
Insurance liabilities	656	670	(14)	(2.1)
Due to credit institutions **	214,625	191,598	23,026	12.0
Other liabilities	156,599	162,271	(5,672)	(3.5)
Stockholders’ equity ***	86,745	73,664	13,080	17.8
Other managed and marketed customer funds	165,750	162,662	3,088	1.9
Mutual funds	129,899	123,753	6,146	5.0
Pension funds	11,103	11,960	(857)	(7.2)
Managed portfolios	24,748	26,949	(2,201)	(8.2)
Managed and marketed customer funds	1,023,879	984,352	39,527	4.0

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Operating areas

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	7,431	7,597	7,699	7,744	7,792
Net fees	2,248	2,324	2,321	2,347	2,402
Gains (losses) on financial transactions	649	400	526	555	537
Other operating income *	208	344	229	(112)	223
Gross income	10,535	10,666	10,776	10,534	10,953
Operating expenses	(4,741)	(4,797)	(4,925)	(5,104)	(5,032)
General administrative expenses	(4,359)	(4,386)	(4,518)	(4,681)	(4,620)
Personnel	(2,321)	(2,398)	(2,389)	(2,492)	(2,480)
Other general administrative expenses	(2,038)	(1,988)	(2,129)	(2,189)	(2,139)
Depreciation and amortisation	(383)	(411)	(407)	(423)	(412)
Net operating income	5,794	5,869	5,851	5,430	5,922
Net loan-loss provisions	(2,303)	(2,267)	(2,360)	(2,505)	(2,409)
Other income	(361)	(489)	(531)	(609)	(428)
Profit before taxes	3,130	3,113	2,960	2,316	3,085
Tax on profit	(831)	(815)	(714)	(584)	(846)
Profit from continuing operations	2,300	2,298	2,246	1,732	2,239
Net profit from discontinued operations	0	0	(0)	—	—
Consolidated profit	2,300	2,298	2,246	1,732	2,239
Minority interests	299	321	297	235	295
Attributable profit to the Group	2,001	1,978	1,949	1,497	1,944
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	736,196	742,024	755,014	764,087	769,988
Trading portfolio (w/o loans)	146,399	131,237	137,196	133,295	139,670
Available-for-sale financial assets	113,878	118,244	113,908	116,895	114,643
Due from credit institutions **	123,576	107,800	132,346	121,845	130,174
Intangible assets and property and equipment	24,922	25,114	25,843	26,847	27,370
Other assets	104,923	96,023	117,079	126,123	134,908
Total assets/liabilities & shareholders’ equity	1,249,894	1,220,442	1,281,386	1,289,091	1,316,754
Customer deposits **	640,106	641,745	652,169	658,844	668,997
Marketable debt securities **	169,216	165,391	169,573	172,164	176,544
Subordinated debt **	12,369	11,536	11,306	11,388	12,588
Insurance liabilities	670	648	644	627	656
Due to credit institutions **	191,598	182,185	217,120	222,152	214,625
Other liabilities	162,271	143,867	151,493	144,874	156,599
Stockholders’ equity ***	73,664	75,070	79,081	79,044	86,745
Other managed and marketed customer funds	162,662	163,029	161,471	166,341	165,750
Mutual funds	123,753	124,767	124,373	129,592	129,899
Pension funds	11,960	11,503	11,220	11,376	11,103
Managed portfolios	26,949	26,759	25,878	25,374	24,748
Managed and marketed customer funds	984,352	981,701	994,519	1,008,736	1,023,879

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + valuation adjustments

Continental Europe

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	2,046	2,057	(10)	(0.5)
Net fees	878	842	35	4.2
Gains (losses) on financial transactions	307	404	(98)	(24.2)
Other operating income *	103	106	(3)	(2.9)
Gross income	3,333	3,409	(76)	(2.2)
Operating expenses	(1,726)	(1,670)	(56)	3.4
General administrative expenses	(1,615)	(1,560)	(54)	3.5
Personnel	(825)	(800)	(26)	3.2
Other general administrative expenses	(789)	(761)	(28)	3.7
Depreciation and amortisation	(111)	(109)	(2)	1.7
Net operating income	1,608	1,739	(132)	(7.6)
Net loan-loss provisions	(437)	(637)	200	(31.5)
Other income	(114)	(139)	25	(17.9)
Profit before taxes	1,057	963	94	9.7
Tax on profit	(281)	(252)	(30)	11.8
Profit from continuing operations	776	712	64	9.0
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	776	712	64	9.0
Minority interests	69	72	(2)	(3.4)
Attributable profit to the Group	706	640	66	10.4
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	289,694	279,925	9,769	3.5
Trading portfolio (w/o loans)	65,000	76,199	(11,198)	(14.7)
Available-for-sale financial assets	57,583	60,661	(3,079)	(5.1)
Due from credit institutions **	84,247	79,357	4,891	6.2
Intangible assets and property and equipment	11,780	11,241	539	4.8
Other assets	35,203	27,850	7,354	26.4
Total assets/liabilities & shareholders’ equity	543,507	535,232	8,275	1.5
Customer deposits **	266,841	268,190	(1,349)	(0.5)
Marketable debt securities **	50,614	49,534	1,079	2.2
Subordinated debt **	172	441	(269)	(61.0)
Insurance liabilities	655	669	(14)	(2.2)
Due to credit institutions **	125,497	113,197	12,299	10.9
Other liabilities	65,840	72,885	(7,045)	(9.7)
Stockholders’ equity ***	33,889	30,315	3,573	11.8
Other managed and marketed customer funds	70,481	72,601	(2,120)	(2.9)
Mutual funds	51,151	51,486	(335)	(0.7)
Pension funds	11,103	11,960	(857)	(7.2)
Managed portfolios	8,227	9,155	(928)	(10.1)
Managed and marketed customer funds	388,108	390,766	(2,658)	(0.7)
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
RoTE	8.64	8.75	(0.11 p. )
Efficiency ratio (with amortisations)	51.8	49.0	2.79 p.
NPL ratio	7.08	8.52	(1.44 p. )
Coverage ratio	65.4	58.6	6.80 p.
Number of employees	58,090	57,330	760	1.3
Number of branches	5,487	5,470	17	0.3

Continental Europe

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	2,057	2,006	1,987	1,957	2,046
Net fees	842	878	855	841	878
Gains (losses) on financial transactions	404	90	321	371	307
Other operating income *	106	243	90	(219)	103
Gross income	3,409	3,218	3,253	2,950	3,333
Operating expenses	(1,670)	(1,679)	(1,689)	(1,699)	(1,726)
General administrative expenses	(1,560)	(1,557)	(1,565)	(1,591)	(1,615)
Personnel	(800)	(821)	(790)	(813)	(825)
Other general administrative expenses	(761)	(737)	(775)	(778)	(789)
Depreciation and amortisation	(109)	(121)	(124)	(109)	(111)
Net operating income	1,739	1,539	1,564	1,251	1,608
Net loan-loss provisions	(637)	(512)	(495)	(331)	(437)
Other income	(139)	(186)	(137)	(291)	(114)
Profit before taxes	963	842	932	629	1,057
Tax on profit	(252)	(216)	(242)	(177)	(281)
Profit from continuing operations	712	625	690	452	776
Net profit from discontinued operations	0	0	(0)	—	—
Consolidated profit	712	625	690	452	776
Minority interests	72	65	65	59	69
Attributable profit to the Group	640	560	625	393	706
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	279,925	280,580	278,723	287,253	289,694
Trading portfolio (w/o loans)	76,199	62,294	60,318	60,151	65,000
Available-for-sale financial assets	60,661	61,076	59,142	60,913	57,583
Due from credit institutions **	79,357	64,823	87,379	81,867	84,247
Intangible assets and property and equipment	11,241	11,158	11,172	11,798	11,780
Other assets	27,850	27,938	32,859	36,664	35,203
Total assets/liabilities & shareholders’ equity	535,232	507,870	529,594	538,645	543,507
Customer deposits **	268,190	263,955	263,013	263,462	266,841
Marketable debt securities **	49,534	47,754	47,267	50,934	50,614
Subordinated debt **	441	171	175	170	172
Insurance liabilities	669	647	643	626	655
Due to credit institutions **	113,197	101,540	125,066	132,688	125,497
Other liabilities	72,885	62,801	61,140	58,251	65,840
Stockholders’ equity ***	30,315	31,003	32,290	32,515	33,889
Other managed and marketed customer funds	72,601	71,426	68,027	71,389	70,481
Mutual funds	51,486	50,915	48,249	51,293	51,151
Pension funds	11,960	11,503	11,220	11,376	11,103
Managed portfolios	9,155	9,008	8,558	8,720	8,227
Managed and marketed customer funds	390,766	383,305	378,481	385,954	388,108
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	8.52	8.15	7.89	7.27	7.08
Coverage ratio	58.6	58.9	60.4	64.2	65.4
Cost of credit	0.95	0.86	0.77	0.68	0.60

Continental Europe

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	2,046	2,035	12	0.6
Net fees	878	838	40	4.8
Gains (losses) on financial transactions	307	402	(95)	(23.7)
Other operating income *	103	106	(3)	(3.1)
Gross income	3,333	3,380	(47)	(1.4)
Operating expenses	(1,726)	(1,657)	(68)	4.1
General administrative expenses	(1,615)	(1,549)	(66)	4.2
Personnel	(825)	(793)	(32)	4.0
Other general administrative expenses	(789)	(756)	(34)	4.4
Depreciation and amortisation	(111)	(108)	(3)	2.4
Net operating income	1,608	1,723	(115)	(6.7)
Net loan-loss provisions	(437)	(633)	196	(31.0)
Other income	(114)	(139)	25	(17.8)
Profit before taxes	1,057	951	105	11.1
Tax on profit	(281)	(249)	(32)	13.0
Profit from continuing operations	776	702	73	10.4
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	776	702	73	10.4
Minority interests	69	70	(1)	(1.3)
Attributable profit to the Group	706	632	74	11.7
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	289,694	278,009	11,685	4.2
Trading portfolio (w/o loans)	65,000	76,142	(11,142)	(14.6)
Available-for-sale financial assets	57,583	60,351	(2,768)	(4.6)
Due from credit institutions **	84,247	79,086	5,161	6.5
Intangible assets and property and equipment	11,780	11,184	595	5.3
Other assets	35,203	27,698	7,505	27.1
Total assets/liabilities & shareholders’ equity	543,507	532,470	11,037	2.1
Customer deposits **	266,841	266,977	(136)	(0.1)
Marketable debt securities **	50,614	49,282	1,332	2.7
Subordinated debt **	172	426	(254)	(59.6)
Insurance liabilities	655	669	(14)	(2.2)
Due to credit institutions **	125,497	112,424	13,073	11.6
Other liabilities	65,840	72,694	(6,853)	(9.4)
Stockholders’ equity ***	33,889	29,999	3,890	13.0
Other managed and marketed customer funds	70,481	72,339	(1,858)	(2.6)
Mutual funds	51,151	51,328	(177)	(0.3)
Pension funds	11,103	11,960	(857)	(7.2)
Managed portfolios	8,227	9,051	(824)	(9.1)
Managed and marketed customer funds	388,108	389,024	(916)	(0.2)

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Continental Europe

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	2,035	1,974	1,970	1,946	2,046
Net fees	838	869	851	838	878
Gains (losses) on financial transactions	402	89	320	371	307
Other operating income *	106	243	90	(217)	103
Gross income	3,380	3,174	3,231	2,939	3,333
Operating expenses	(1,657)	(1,660)	(1,679)	(1,693)	(1,726)
General administrative expenses	(1,549)	(1,540)	(1,556)	(1,585)	(1,615)
Personnel	(793)	(811)	(784)	(810)	(825)
Other general administrative expenses	(756)	(729)	(772)	(775)	(789)
Depreciation and amortisation	(108)	(120)	(123)	(108)	(111)
Net operating income	1,723	1,514	1,552	1,246	1,608
Net loan-loss provisions	(633)	(506)	(492)	(330)	(437)
Other income	(139)	(185)	(138)	(290)	(114)
Profit before taxes	951	823	922	626	1,057
Tax on profit	(249)	(213)	(240)	(176)	(281)
Profit from continuing operations	702	610	682	449	776
Net profit from discontinued operations	0	0	(0)	—	—
Consolidated profit	702	610	682	449	776
Minority interests	70	63	63	59	69
Attributable profit to the Group	632	547	619	390	706
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	278,009	279,481	278,700	287,277	289,694
Trading portfolio (w/o loans)	76,142	62,274	60,315	60,150	65,000
Available-for-sale financial assets	60,351	60,929	59,126	60,899	57,583
Due from credit institutions **	79,086	64,682	87,300	81,619	84,247
Intangible assets and property and equipment	11,184	11,139	11,157	11,737	11,780
Other assets	27,698	27,876	32,844	36,641	35,203
Total assets/liabilities & shareholders’ equity	532,470	506,380	529,442	538,322	543,507
Customer deposits **	266,977	263,355	262,956	263,485	266,841
Marketable debt securities **	49,282	47,499	47,305	51,011	50,614
Subordinated debt **	426	169	175	170	172
Insurance liabilities	669	647	643	626	655
Due to credit institutions **	112,424	101,154	124,965	132,308	125,497
Other liabilities	72,694	62,717	61,130	58,256	65,840
Stockholders’ equity ***	29,999	30,838	32,268	32,467	33,889
Other managed and marketed customer funds	72,339	71,333	67,992	71,354	70,481
Mutual funds	51,328	50,855	48,237	51,294	51,151
Pension funds	11,960	11,503	11,220	11,376	11,103
Managed portfolios	9,051	8,976	8,534	8,684	8,227
Managed and marketed customer funds	389,024	382,357	378,427	386,020	388,108

(**).-	Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	819	957	(138)	(14.4)
Net fees	424	414	10	2.5
Gains (losses) on financial transactions	224	302	(78)	(25.7)
Other operating income *	75	77	(1)	(1.7)
Gross income	1,543	1,749	(206)	(11.8)
Operating expenses	(837)	(855)	19	(2.2)
General administrative expenses	(801)	(810)	10	(1.2)
Personnel	(415)	(419)	5	(1.2)
Other general administrative expenses	(386)	(391)	5	(1.2)
Depreciation and amortisation	(36)	(45)	9	(20.2)
Net operating income	706	894	(188)	(21.0)
Net loan-loss provisions	(231)	(366)	135	(37.0)
Other income	(37)	(44)	7	(15.7)
Profit before taxes	438	483	(45)	(9.3)
Tax on profit	(126)	(139)	12	(8.9)
Profit from continuing operations	312	345	(33)	(9.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	312	345	(33)	(9.5)
Minority interests	5	5	0	1.4
Attributable profit to the Group	307	340	(33)	(9.6)
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	154,848	157,709	(2,860)	(1.8)
Trading portfolio (w/o loans)	62,233	72,674	(10,441)	(14.4)
Available-for-sale financial assets	40,743	46,297	(5,554)	(12.0)
Due from credit institutions **	61,506	60,193	1,313	2.2
Intangible assets and property and equipment	2,635	2,866	(230)	(8.0)
Other assets	12,847	8,063	4,784	59.3
Total assets/liabilities & shareholders’ equity	334,813	347,801	(12,988)	(3.7)
Customer deposits **	176,049	189,734	(13,685)	(7.2)
Marketable debt securities **	23,103	27,647	(4,544)	(16.4)
Subordinated debt **	2	0	2	—
Insurance liabilities	542	566	(24)	(4.3)
Due to credit institutions **	67,352	56,589	10,763	19.0
Other liabilities	54,500	62,091	(7,591)	(12.2)
Stockholders’ equity ***	13,264	11,174	2,090	18.7
Other managed and marketed customer funds	63,236	63,173	63	0.1
Mutual funds	46,447	45,936	511	1.1
Pension funds	10,194	10,992	(798)	(7.3)
Managed portfolios	6,594	6,244	350	5.6
Managed and marketed customer funds	262,390	280,554	(18,163)	(6.5)
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
RoTE	9.47	12.07	(2.60 p. )
Efficiency ratio (with amortisations)	54.2	48.9	5.32 p.
NPL ratio	6.36	7.25	(0.89 p. )
Coverage ratio	50.2	46.6	3.60 p.
Number of employees	24,204	24,405	(201)	(0.8)
Number of branches	3,433	3,511	(78)	(2.2)

Spain

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	957	856	837	780	819
Net fees	414	440	415	419	424
Gains (losses) on financial transactions	302	35	242	205	224
Other operating income *	77	190	77	(165)	75
Gross income	1,749	1,522	1,571	1,238	1,543
Operating expenses	(855)	(856)	(863)	(860)	(837)
General administrative expenses	(810)	(803)	(806)	(824)	(801)
Personnel	(419)	(420)	(415)	(416)	(415)
Other general administrative expenses	(391)	(383)	(391)	(408)	(386)
Depreciation and amortisation	(45)	(53)	(57)	(36)	(36)
Net operating income	894	666	708	379	706
Net loan-loss provisions	(366)	(264)	(205)	(156)	(231)
Other income	(44)	(71)	(58)	(89)	(37)
Profit before taxes	483	331	444	134	438
Tax on profit	(139)	(93)	(127)	(34)	(126)
Profit from continuing operations	345	238	317	99	312
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	345	238	317	99	312
Minority interests	5	6	6	5	5
Attributable profit to the Group	340	232	311	94	307

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	157,709	158,383	156,121	155,204	154,848
Trading portfolio (w/o loans)	72,674	58,976	57,331	57,401	62,233
Available-for-sale financial assets	46,297	46,643	44,340	44,057	40,743
Due from credit institutions **	60,193	45,297	65,526	56,680	61,506
Intangible assets and property and equipment	2,866	2,904	2,886	2,874	2,635
Other assets	8,063	8,348	12,808	10,822	12,847
Total assets/liabilities & shareholders’ equity	347,801	320,551	339,011	327,039	334,813
Customer deposits **	189,734	184,294	181,636	174,828	176,049
Marketable debt securities **	27,647	26,752	23,916	22,265	23,103
Subordinated debt **	0	1	2	(0)	2
Insurance liabilities	566	551	533	536	542
Due to credit institutions **	56,589	45,009	70,171	68,995	67,352
Other liabilities	62,091	52,112	50,117	47,502	54,500
Stockholders’ equity ***	11,174	11,832	12,637	12,913	13,264
Other managed and marketed customer funds	63,173	62,224	59,543	63,931	63,236
Mutual funds	45,936	45,471	43,145	46,563	46,447
Pension funds	10,992	10,587	10,308	10,455	10,194
Managed portfolios	6,244	6,167	6,090	6,914	6,594
Managed and marketed customer funds	280,554	273,271	265,097	261,024	262,390

(**).-	Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	7.25	6.91	6.61	6.53	6.36
Coverage ratio	46.6	46.8	47.8	48.1	50.2
Cost of credit	0.97	0.84	0.71	0.62	0.54

Santander Consumer Finance

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	811	729	82	11.2
Net fees	230	220	10	4.7
Gains (losses) on financial transactions	(1)	0	(1)	—
Other operating income *	6	10	(4)	(42.2)
Gross income	1,045	959	86	9.0
Operating expenses	(483)	(422)	(62)	14.6
General administrative expenses	(435)	(384)	(51)	13.3
Personnel	(201)	(179)	(22)	12.3
Other general administrative expenses	(234)	(205)	(29)	14.2
Depreciation and amortisation	(48)	(38)	(11)	28.0
Net operating income	562	537	25	4.6
Net loan-loss provisions	(114)	(168)	53	(31.9)
Other income	(39)	(22)	(16)	73.2
Profit before taxes	410	348	62	17.8
Tax on profit	(117)	(96)	(21)	21.3
Profit from continuing operations	293	251	41	16.5
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	293	251	41	16.5
Minority interests	42	31	10	32.2
Attributable profit to the Group	251	220	31	14.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	76,235	68,690	7,546	11.0
Trading portfolio (w/o loans)	34	31	4	11.8
Available-for-sale financial assets	3,624	1,122	2,502	223.0
Due from credit institutions **	4,034	5,551	(1,517)	(27.3)
Intangible assets and property and equipment	672	779	(107)	(13.7)
Other assets	4,647	4,220	427	10.1
Total assets/liabilities & shareholders’ equity	89,247	80,392	8,854	11.0
Customer deposits **	33,195	30,989	2,206	7.1
Marketable debt securities **	22,363	18,915	3,449	18.2
Subordinated debt **	70	69	1	1.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	20,707	18,285	2,422	13.2
Other liabilities	4,640	4,273	367	8.6
Stockholders’ equity ***	8,271	7,861	410	5.2
Other managed and marketed customer funds	7	7	(0)	(2.9)
Mutual funds	2	2	(0)	(10.0)
Pension funds	5	5	(0)	(0.5)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	55,635	49,980	5,655	11.3
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
RoTE	12.83	12.33	0.50 p.
Efficiency ratio (with amortisations)	46.2	44.0	2.26 p.
NPL ratio	3.28	4.52	(1.24 p. )
Coverage ratio	111.9	103.6	8.30 p.
Number of employees	14,675	14,227	448	3.1
Number of branches	584	575	9	1.6

Santander Consumer Finance

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	729	775	788	805	811
Net fees	220	216	223	218	230
Gains (losses) on financial transactions	0	(8)	3	(6)	(1)
Other operating income *	10	9	4	(19)	6
Gross income	959	991	1,018	998	1,045
Operating expenses	(422)	(442)	(443)	(467)	(483)
General administrative expenses	(384)	(398)	(398)	(422)	(435)
Personnel	(179)	(200)	(174)	(193)	(201)
Other general administrative expenses	(205)	(198)	(224)	(229)	(234)
Depreciation and amortisation	(38)	(44)	(45)	(46)	(48)
Net operating income	537	549	575	530	562
Net loan-loss provisions	(168)	(131)	(142)	(97)	(114)
Other income	(22)	(36)	(44)	(50)	(39)
Profit before taxes	348	382	389	383	410
Tax on profit	(96)	(110)	(108)	(112)	(117)
Profit from continuing operations	251	272	281	271	293
Net profit from discontinued operations	0	0	(0)	—	—
Consolidated profit	251	272	281	271	293
Minority interests	31	31	40	35	42
Attributable profit to the Group	220	241	242	236	251
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	68,690	69,546	70,067	73,709	76,235
Trading portfolio (w/o loans)	31	59	90	94	34
Available-for-sale financial assets	1,122	1,841	2,876	3,654	3,624
Due from credit institutions **	5,551	6,136	3,410	4,252	4,034
Intangible assets and property and equipment	779	767	749	692	672
Other assets	4,220	4,001	4,581	6,133	4,647
Total assets/liabilities & shareholders’ equity	80,392	82,350	81,774	88,534	89,247
Customer deposits **	30,989	31,810	31,789	32,595	33,195
Marketable debt securities **	18,915	18,043	20,384	23,277	22,363
Subordinated debt **	69	70	73	70	70
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	18,285	20,573	16,264	20,314	20,707
Other liabilities	4,273	4,051	4,934	4,325	4,640
Stockholders’ equity ***	7,861	7,803	8,329	7,953	8,271
Other managed and marketed customer funds	7	7	7	7	7
Mutual funds	2	2	2	2	2
Pension funds	5	5	5	5	5
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	49,980	49,930	52,253	55,950	55,635
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	4.52	4.25	4.15	3.42	3.28
Coverage ratio	103.6	104.9	107.2	109.1	111.9
Cost of credit	0.93	0.91	0.87	0.77	0.64

Santander Consumer Finance

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	811	714	97	13.5
Net fees	230	219	11	5.2
Gains (losses) on financial transactions	(1)	(0)	(1)	—
Other operating income *	6	10	(4)	(42.4)
Gross income	1,045	943	103	10.9
Operating expenses	(483)	(415)	(68)	16.5
General administrative expenses	(435)	(378)	(57)	15.2
Personnel	(201)	(176)	(25)	14.4
Other general administrative expenses	(234)	(202)	(32)	15.9
Depreciation and amortisation	(48)	(37)	(11)	29.0
Net operating income	562	528	34	6.5
Net loan-loss provisions	(114)	(165)	50	(30.7)
Other income	(39)	(22)	(16)	74.4
Profit before taxes	410	341	68	20.0
Tax on profit	(117)	(95)	(22)	23.4
Profit from continuing operations	293	246	46	18.8
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	293	246	46	18.8
Minority interests	42	31	10	33.0
Attributable profit to the Group	251	215	36	16.7
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	76,235	67,799	8,436	12.4
Trading portfolio (w/o loans)	34	29	6	19.6
Available-for-sale financial assets	3,624	1,074	2,549	237.3
Due from credit institutions **	4,034	5,465	(1,430)	(26.2)
Intangible assets and property and equipment	672	775	(103)	(13.3)
Other assets	4,647	4,191	456	10.9
Total assets/liabilities & shareholders’ equity	89,247	79,333	9,914	12.5
Customer deposits **	33,195	30,684	2,511	8.2
Marketable debt securities **	22,363	18,672	3,691	19.8
Subordinated debt **	70	69	1	1.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	20,707	17,919	2,788	15.6
Other liabilities	4,640	4,242	398	9.4
Stockholders’ equity ***	8,271	7,747	524	6.8
Other managed and marketed customer funds	7	7	(0)	(2.9)
Mutual funds	2	2	(0)	(10.0)
Pension funds	5	5	(0)	(0.5)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	55,635	49,432	6,203	12.5

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Santander Consumer Finance

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	714	754	779	799	811
Net fees	219	214	222	217	230
Gains (losses) on financial transactions	(0)	(8)	3	(5)	(1)
Other operating income *	10	9	4	(18)	6
Gross income	943	969	1,008	993	1,045
Operating expenses	(415)	(433)	(438)	(465)	(483)
General administrative expenses	(378)	(389)	(394)	(419)	(435)
Personnel	(176)	(196)	(172)	(192)	(201)
Other general administrative expenses	(202)	(193)	(222)	(227)	(234)
Depreciation and amortisation	(37)	(44)	(44)	(45)	(48)
Net operating income	528	536	569	528	562
Net loan-loss provisions	(165)	(128)	(140)	(96)	(114)
Other income	(22)	(36)	(44)	(50)	(39)
Profit before taxes	341	372	385	382	410
Tax on profit	(95)	(108)	(107)	(112)	(117)
Profit from continuing operations	246	264	278	270	293
Net profit from discontinued operations	0	0	(0)	—	—
Consolidated profit	246	264	278	270	293
Minority interests	31	31	40	35	42
Attributable profit to the Group	215	234	238	235	251
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	67,799	68,813	70,178	73,920	76,235
Trading portfolio (w/o loans)	29	57	90	96	34
Available-for-sale financial assets	1,074	1,801	2,884	3,674	3,624
Due from credit institutions **	5,465	6,061	3,423	4,273	4,034
Intangible assets and property and equipment	775	764	749	693	672
Other assets	4,191	3,980	4,584	6,138	4,647
Total assets/liabilities & shareholders’ equity	79,333	81,476	81,907	88,793	89,247
Customer deposits **	30,684	31,555	31,828	32,676	33,195
Marketable debt securities **	18,672	17,794	20,423	23,353	22,363
Subordinated debt **	69	70	73	70	70
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	17,919	20,323	16,300	20,379	20,707
Other liabilities	4,242	4,027	4,938	4,333	4,640
Stockholders’ equity ***	7,747	7,708	8,344	7,983	8,271
Other managed and marketed customer funds	7	7	7	7	7
Mutual funds	2	2	2	2	2
Pension funds	5	5	5	5	5
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	49,432	49,425	52,332	56,106	55,635

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Poland

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	197	191	6	3.0
Net fees	96	100	(4)	(4.4)
Gains (losses) on financial transactions	25	54	(29)	(53.8)
Other operating income *	(6)	(4)	(2)	39.9
Gross income	311	340	(29)	(8.6)
Operating expenses	(145)	(151)	6	(3.9)
General administrative expenses	(131)	(139)	8	(5.8)
Personnel	(74)	(81)	7	(8.9)
Other general administrative expenses	(57)	(58)	1	(1.4)
Depreciation and amortisation	(14)	(12)	(2)	18.9
Net operating income	166	190	(24)	(12.4)
Net loan-loss provisions	(33)	(39)	6	(15.5)
Other income	(22)	(1)	(21)	—
Profit before taxes	111	150	(39)	(26.0)
Tax on profit	(23)	(27)	5	(16.9)
Profit from continuing operations	88	122	(34)	(28.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	88	122	(34)	(28.0)
Minority interests	24	33	(10)	(29.4)
Attributable profit to the Group	64	89	(24)	(27.5)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	19,616	18,303	1,313	7.2
Trading portfolio (w/o loans)	858	1,258	(400)	(31.8)
Available-for-sale financial assets	5,515	5,355	160	3.0
Due from credit institutions **	789	1,223	(434)	(35.5)
Intangible assets and property and equipment	252	241	11	4.7
Other assets	1,519	2,168	(649)	(29.9)
Total assets/liabilities & shareholders’ equity	28,549	28,548	1	0.0
Customer deposits **	21,329	20,481	848	4.1
Marketable debt securities **	447	240	206	85.8
Subordinated debt **	100	372	(272)	(73.0)
Insurance liabilities	—	—	—	—
Due to credit institutions **	670	1,268	(599)	(47.2)
Other liabilities	3,426	3,786	(360)	(9.5)
Stockholders’ equity ***	2,577	2,402	176	7.3
Other managed and marketed customer funds	3,249	3,960	(711)	(18.0)
Mutual funds	3,158	3,813	(655)	(17.2)
Pension funds	—	—	—	—
Managed portfolios	91	147	(56)	(38.0)
Managed and marketed customer funds	25,125	25,053	72	0.3
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
RoTE	10.71	15.68	(4.97 p. )
Efficiency ratio (with amortisations)	46.6	44.3	2.29 p.
NPL ratio	5.93	7.33	(1.40 p. )
Coverage ratio	67.0	61.6	5.40 p.
Number of employees	11,387	11,938	(551)	(4.6)
Number of branches	700	784	(84)	(10.7)

Poland

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	191	192	196	203	197
Net fees	100	110	103	109	96
Gains (losses) on financial transactions	54	19	18	22	25
Other operating income *	(4)	16	(9)	(42)	(6)
Gross income	340	336	309	292	311
Operating expenses	(151)	(153)	(146)	(143)	(145)
General administrative expenses	(139)	(142)	(136)	(133)	(131)
Personnel	(81)	(82)	(79)	(81)	(74)
Other general administrative expenses	(58)	(60)	(57)	(51)	(57)
Depreciation and amortisation	(12)	(11)	(11)	(11)	(14)
Net operating income	190	182	162	149	166
Net loan-loss provisions	(39)	(46)	(39)	(44)	(33)
Other income	(1)	(2)	3	(4)	(22)
Profit before taxes	150	135	125	101	111
Tax on profit	(27)	(23)	(26)	(24)	(23)
Profit from continuing operations	122	112	99	77	88
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	122	112	99	77	88
Minority interests	33	30	26	20	24
Attributable profit to the Group	89	82	73	57	64
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	18,303	18,329	18,466	18,977	19,616
Trading portfolio (w/o loans)	1,258	1,132	1,032	894	858
Available-for-sale financial assets	5,355	5,647	5,500	5,305	5,515
Due from credit institutions **	1,223	1,245	1,166	1,247	789
Intangible assets and property and equipment	241	235	229	260	252
Other assets	2,168	1,660	1,773	2,429	1,519
Total assets/liabilities & shareholders’ equity	28,548	28,248	28,166	29,112	28,549
Customer deposits **	20,481	20,181	20,404	21,460	21,329
Marketable debt securities **	240	350	401	398	447
Subordinated debt **	372	100	100	100	100
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	1,268	1,659	1,396	1,152	670
Other liabilities	3,786	3,591	3,476	3,515	3,426
Stockholders’ equity ***	2,402	2,367	2,388	2,487	2,577
Other managed and marketed customer funds	3,960	3,928	3,607	3,209	3,249
Mutual funds	3,813	3,766	3,500	3,106	3,158
Pension funds	—	—	—	—	—
Managed portfolios	147	162	107	103	91
Managed and marketed customer funds	25,053	24,559	24,512	25,168	25,125
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	7.33	7.07	7.14	6.30	5.93
Coverage ratio	61.6	63.5	63.1	64.0	67.0
Cost of credit	1.00	1.00	0.96	0.87	0.82

Poland

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	197	183	13	7.2
Net fees	96	96	(0)	(0.5)
Gains (losses) on financial transactions	25	52	(27)	(51.9)
Other operating income *	(6)	(4)	(2)	45.6
Gross income	311	327	(16)	(4.9)
Operating expenses	(145)	(145)	(0)	0.0
General administrative expenses	(131)	(134)	3	(2.0)
Personnel	(74)	(78)	4	(5.2)
Other general administrative expenses	(57)	(56)	(1)	2.6
Depreciation and amortisation	(14)	(11)	(3)	23.8
Net operating income	166	182	(16)	(8.8)
Net loan-loss provisions	(33)	(38)	5	(12.1)
Other income	(22)	(1)	(21)	—
Profit before taxes	111	144	(33)	(23.0)
Tax on profit	(23)	(26)	4	(13.5)
Profit from continuing operations	88	117	(29)	(25.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	88	117	(29)	(25.1)
Minority interests	24	32	(9)	(26.5)
Attributable profit to the Group	64	85	(21)	(24.5)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	19,616	17,563	2,053	11.7
Trading portfolio (w/o loans)	858	1,207	(349)	(28.9)
Available-for-sale financial assets	5,515	5,138	376	7.3
Due from credit institutions **	789	1,174	(385)	(32.8)
Intangible assets and property and equipment	252	231	21	9.2
Other assets	1,519	2,081	(561)	(27.0)
Total assets/liabilities & shareholders’ equity	28,549	27,394	1,155	4.2
Customer deposits **	21,329	19,652	1,677	8.5
Marketable debt securities **	447	231	216	93.6
Subordinated debt **	100	357	(257)	(71.9)
Insurance liabilities	—	—	—	—
Due to credit institutions **	670	1,217	(547)	(45.0)
Other liabilities	3,426	3,633	(206)	(5.7)
Stockholders’ equity ***	2,577	2,305	273	11.8
Other managed and marketed customer funds	3,249	3,800	(551)	(14.5)
Mutual funds	3,158	3,659	(501)	(13.7)
Pension funds	—	—	—	—
Managed portfolios	91	141	(50)	(35.3)
Managed and marketed customer funds	25,125	24,040	1,085	4.5

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Poland

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	183	180	188	198	197
Net fees	96	103	99	106	96
Gains (losses) on financial transactions	52	17	17	22	25
Other operating income *	(4)	15	(8)	(40)	(6)
Gross income	327	314	296	286	311
Operating expenses	(145)	(144)	(141)	(140)	(145)
General administrative expenses	(134)	(133)	(130)	(130)	(131)
Personnel	(78)	(77)	(76)	(79)	(74)
Other general administrative expenses	(56)	(56)	(54)	(50)	(57)
Depreciation and amortisation	(11)	(11)	(10)	(10)	(14)
Net operating income	182	171	156	146	166
Net loan-loss provisions	(38)	(43)	(38)	(43)	(33)
Other income	(1)	(2)	3	(4)	(22)
Profit before taxes	144	126	121	100	111
Tax on profit	(26)	(21)	(25)	(24)	(23)
Profit from continuing operations	117	104	95	76	88
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	117	104	95	76	88
Minority interests	32	28	25	20	24
Attributable profit to the Group	85	76	70	56	64
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	17,563	18,043	18,411	19,006	19,616
Trading portfolio (w/o loans)	1,207	1,115	1,028	895	858
Available-for-sale financial assets	5,138	5,559	5,483	5,313	5,515
Due from credit institutions **	1,174	1,225	1,162	1,249	789
Intangible assets and property and equipment	231	231	228	260	252
Other assets	2,081	1,634	1,768	2,433	1,519
Total assets/liabilities & shareholders’ equity	27,394	27,807	28,081	29,155	28,549
Customer deposits **	19,652	19,866	20,343	21,492	21,329
Marketable debt securities **	231	345	400	399	447
Subordinated debt **	357	99	100	100	100
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	1,217	1,633	1,392	1,153	670
Other liabilities	3,633	3,534	3,466	3,521	3,426
Stockholders’ equity ***	2,305	2,330	2,381	2,491	2,577
Other managed and marketed customer funds	3,800	3,867	3,596	3,214	3,249
Mutual funds	3,659	3,707	3,490	3,111	3,158
Pension funds	—	—	—	—	—
Managed portfolios	141	160	107	103	91
Managed and marketed customer funds	24,040	24,176	24,439	25,205	25,125

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Poland

PLN million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	858	800	57	7.2
Net fees	418	420	(2)	(0.5)
Gains (losses) on financial transactions	108	225	(117)	(51.9)
Other operating income *	(27)	(19)	(9)	45.6
Gross income	1,357	1,427	(70)	(4.9)
Operating expenses	(632)	(632)	(0)	0.0
General administrative expenses	(572)	(584)	11	(2.0)
Personnel	(324)	(341)	18	(5.2)
Other general administrative expenses	(249)	(243)	(6)	2.6
Depreciation and amortisation	(60)	(48)	(12)	23.8
Net operating income	724	794	(70)	(8.8)
Net loan-loss provisions	(144)	(164)	20	(12.1)
Other income	(97)	(3)	(94)	—
Profit before taxes	483	627	(144)	(23.0)
Tax on profit	(99)	(115)	15	(13.5)
Profit from continuing operations	384	512	(128)	(25.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	384	512	(128)	(25.1)
Minority interests	103	140	(37)	(26.5)
Attributable profit to the Group	281	372	(91)	(24.5)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	83,517	74,776	8,741	11.7
Trading portfolio (w/o loans)	3,653	5,141	(1,487)	(28.9)
Available-for-sale financial assets	23,479	21,876	1,603	7.3
Due from credit institutions **	3,359	4,997	(1,638)	(32.8)
Intangible assets and property and equipment	1,074	984	90	9.2
Other assets	6,469	8,859	(2,390)	(27.0)
Total assets/liabilities & shareholders’ equity	121,551	116,632	4,919	4.2
Customer deposits **	90,810	83,671	7,139	8.5
Marketable debt securities **	1,902	982	920	93.6
Subordinated debt **	427	1,519	(1,092)	(71.9)
Insurance liabilities	—	—	—	—
Due to credit institutions **	2,851	5,181	(2,330)	(45.0)
Other liabilities	14,587	15,466	(879)	(5.7)
Stockholders’ equity ***	10,973	9,812	1,162	11.8
Other managed and marketed customer funds	13,833	16,179	(2,345)	(14.5)
Mutual funds	13,445	15,578	(2,133)	(13.7)
Pension funds	—	—	—	—
Managed portfolios	389	601	(212)	(35.3)
Managed and marketed customer funds	106,972	102,352	4,621	4.5

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Poland

PLN million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	800	784	822	863	858
Net fees	420	448	433	463	418
Gains (losses) on financial transactions	225	74	75	96	108
Other operating income *	(19)	65	(37)	(175)	(27)
Gross income	1,427	1,371	1,293	1,247	1,357
Operating expenses	(632)	(626)	(614)	(611)	(632)
General administrative expenses	(584)	(580)	(569)	(566)	(572)
Personnel	(341)	(335)	(332)	(347)	(324)
Other general administrative expenses	(243)	(245)	(237)	(219)	(249)
Depreciation and amortisation	(48)	(46)	(45)	(45)	(60)
Net operating income	794	745	679	636	724
Net loan-loss provisions	(164)	(187)	(164)	(186)	(144)
Other income	(3)	(9)	11	(16)	(97)
Profit before taxes	627	549	526	435	483
Tax on profit	(115)	(93)	(110)	(104)	(99)
Profit from continuing operations	512	456	416	331	384
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	512	456	416	331	384
Minority interests	140	123	110	86	103
Attributable profit to the Group	372	333	306	245	281
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	74,776	76,820	78,386	80,918	83,517
Trading portfolio (w/o loans)	5,141	4,746	4,379	3,810	3,653
Available-for-sale financial assets	21,876	23,668	23,344	22,622	23,479
Due from credit institutions **	4,997	5,217	4,948	5,316	3,359
Intangible assets and property and equipment	984	983	973	1,108	1,074
Other assets	8,859	6,956	7,528	10,359	6,469
Total assets/liabilities & shareholders’ equity	116,632	118,390	119,557	124,132	121,551
Customer deposits **	83,671	84,580	86,613	91,504	90,810
Marketable debt securities **	982	1,467	1,701	1,699	1,902
Subordinated debt **	1,519	420	424	427	427
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	5,181	6,953	5,928	4,910	2,851
Other liabilities	15,466	15,048	14,756	14,989	14,587
Stockholders’ equity ***	9,812	9,921	10,136	10,604	10,973
Other managed and marketed customer funds	16,179	16,464	15,312	13,684	13,833
Mutual funds	15,578	15,784	14,859	13,245	13,445
Pension funds	—	—	—	—	—
Managed portfolios	601	680	454	439	389
Managed and marketed customer funds	102,352	102,931	104,050	107,314	106,972

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Portugal

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	183	142	40	28.4
Net fees	90	68	22	32.2
Gains (losses) on financial transactions	54	15	39	263.0
Other operating income *	10	13	(2)	(19.1)
Gross income	337	238	99	41.5
Operating expenses	(154)	(123)	(31)	24.8
General administrative expenses	(145)	(114)	(31)	27.2
Personnel	(88)	(71)	(16)	22.5
Other general administrative expenses	(57)	(42)	(15)	35.2
Depreciation and amortisation	(9)	(10)	0	(4.9)
Net operating income	183	115	68	59.6
Net loan-loss provisions	(22)	(22)	(0)	2.1
Other income	(2)	(21)	19	(89.2)
Profit before taxes	158	72	87	121.3
Tax on profit	(37)	(17)	(20)	120.5
Profit from continuing operations	122	55	67	121.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	122	55	67	121.5
Minority interests	1	0	0	149.1
Attributable profit to the Group	121	55	66	121.4
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	27,655	23,045	4,610	20.0
Trading portfolio (w/o loans)	1,761	2,160	(399)	(18.5)
Available-for-sale financial assets	6,158	6,877	(719)	(10.5)
Due from credit institutions **	2,936	2,173	763	35.1
Intangible assets and property and equipment	702	700	1	0.2
Other assets	8,435	5,857	2,578	44.0
Total assets/liabilities & shareholders’ equity	47,647	40,813	6,834	16.7
Customer deposits **	29,146	23,529	5,617	23.9
Marketable debt securities **	4,700	2,732	1,968	72.1
Subordinated debt **	(0)	(0)	0	(90.7)
Insurance liabilities	45	30	16	53.1
Due to credit institutions **	9,643	11,043	(1,400)	(12.7)
Other liabilities	1,183	888	296	33.3
Stockholders’ equity ***	2,929	2,591	338	13.0
Other managed and marketed customer funds	2,745	2,870	(125)	(4.4)
Mutual funds	1,444	1,530	(86)	(5.6)
Pension funds	902	962	(60)	(6.2)
Managed portfolios	399	379	21	5.4
Managed and marketed customer funds	36,591	29,131	7,460	25.6

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
RoTE	17.21	8.96	8.24 p.
Efficiency ratio (with amortisations)	45.7	51.8	(6.14 p. )
NPL ratio	8.55	8.96	(0.41 p. )
Coverage ratio	87.7	52.4	35.30 p.
Number of employees	6,579	5,441	1,138	20.9
Number of branches	752	584	168	28.8

Portugal
€ million
	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	142	141	134	138	183
Net fees	68	67	66	62	90
Gains (losses) on financial transactions	15	10	16	123	54
Other operating income *	13	16	10	(5)	10
Gross income	238	234	226	318	337
Operating expenses	(123)	(122)	(124)	(125)	(154)
General administrative expenses	(114)	(113)	(115)	(116)	(145)
Personnel	(71)	(72)	(72)	(75)	(88)
Other general administrative expenses	(42)	(41)	(43)	(41)	(57)
Depreciation and amortisation	(10)	(9)	(9)	(9)	(9)
Net operating income	115	112	102	193	183
Net loan-loss provisions	(22)	(21)	(24)	(5)	(22)
Other income	(21)	(23)	23	(10)	(2)
Profit before taxes	72	67	101	178	158
Tax on profit	(17)	(18)	(24)	(58)	(37)
Profit from continuing operations	55	49	77	120	122
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	55	49	77	120	122
Minority interests	0	(0)	0	1	1
Attributable profit to the Group	55	49	77	119	121
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	23,045	23,097	23,029	28,221	27,655
Trading portfolio (w/o loans)	2,160	2,076	1,801	1,678	1,761
Available-for-sale financial assets	6,877	5,711	5,736	6,799	6,158
Due from credit institutions **	2,173	1,934	2,097	2,465	2,936
Intangible assets and property and equipment	700	693	696	720	702
Other assets	5,857	5,903	5,999	9,684	8,435
Total assets/liabilities & shareholders’ equity	40,813	39,415	39,358	49,568	47,647
Customer deposits **	23,529	23,796	24,091	29,173	29,146
Marketable debt securities **	2,732	2,608	2,566	4,994	4,700
Subordinated debt **	(0)	0	0	(0)	(0)
Insurance liabilities	30	24	22	20	45
Due to credit institutions **	11,043	9,794	9,384	11,307	9,643
Other liabilities	888	971	920	1,351	1,183
Stockholders’ equity ***	2,591	2,221	2,376	2,724	2,929
Other managed and marketed customer funds	2,870	2,876	2,801	2,842	2,745
Mutual funds	1,530	1,555	1,489	1,512	1,444
Pension funds	962	910	906	915	902
Managed portfolios	379	411	406	416	399
Managed and marketed customer funds	29,131	29,281	29,458	37,009	36,591

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	8.96	8.80	8.86	7.46	8.55
Coverage ratio	52.4	54.2	56.2	99.0	87.7
Cost of credit	0.45	0.38	0.35	0.29	0.28

Spain’s real estate activity

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	(12)	(13)	1	(9.7)
Net fees	0	0	0	203.3
Gains (losses) on financial transactions	0	44	(44)	(98.9)
Other operating income *	10	8	2	30.7
Gross income	(1)	39	(40)	—
Operating expenses	(54)	(66)	12	(17.8)
General administrative expenses	(52)	(62)	10	(16.9)
Personnel	(14)	(18)	4	(23.7)
Other general administrative expenses	(38)	(44)	6	(14.1)
Depreciation and amortisation	(3)	(4)	1	(30.7)
Net operating income	(55)	(27)	(28)	104.3
Net loan-loss provisions	(25)	(42)	17	(40.7)
Other income	(11)	(49)	38	(77.4)
Profit before taxes	(92)	(119)	27	(22.9)
Tax on profit	27	36	(9)	(24.8)
Profit from continuing operations	(65)	(83)	18	(22.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(65)	(83)	18	(22.1)
Minority interests	(1)	1	(3)	—
Attributable profit to the Group	(63)	(85)	21	(25.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	2,551	3,942	(1,391)	(35.3)
Trading portfolio (w/o loans)	5	6	(1)	(20.8)
Available-for-sale financial assets	102	167	(65)	(38.9)
Due from credit institutions **	724	59	665	—
Intangible assets and property and equipment	6,131	5,865	266	4.5
Other assets	6,461	6,429	33	0.5
Total assets/liabilities & shareholders’ equity	15,974	16,467	(493)	(3.0)
Customer deposits **	110	149	(39)	(26.3)
Marketable debt securities **	—	—	—	—
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	9,377	10,538	(1,161)	(11.0)
Other liabilities	1,791	1,624	167	10.3
Stockholders’ equity ***	4,696	4,156	540	13.0
Other managed and marketed customer funds	35	139	(104)	(74.7)
Mutual funds	35	138	(104)	(75.0)
Pension funds	1	1	(0)	(7.4)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	145	288	(143)	(49.6)

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Spain’s real estate activity

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	(13)	0	(11)	(17)	(12)
Net fees	0	1	(1)	0	0
Gains (losses) on financial transactions	44	34	43	31	0
Other operating income *	8	11	(5)	14	10
Gross income	39	45	25	27	(1)
Operating expenses	(66)	(57)	(58)	(54)	(54)
General administrative expenses	(62)	(53)	(57)	(51)	(52)
Personnel	(18)	(13)	(17)	(16)	(14)
Other general administrative expenses	(44)	(40)	(40)	(35)	(38)
Depreciation and amortisation	(4)	(3)	(1)	(3)	(3)
Net operating income	(27)	(11)	(33)	(26)	(55)
Net loan-loss provisions	(42)	(49)	(83)	(34)	(25)
Other income	(49)	(54)	(61)	(140)	(11)
Profit before taxes	(119)	(114)	(176)	(199)	(92)
Tax on profit	36	34	53	58	27
Profit from continuing operations	(83)	(80)	(124)	(142)	(65)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(83)	(80)	(124)	(142)	(65)
Minority interests	1	(1)	(8)	(2)	(1)
Attributable profit to the Group	(85)	(79)	(116)	(140)	(63)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	3,942	3,323	2,982	2,794	2,551
Trading portfolio (w/o loans)	6	4	4	5	5
Available-for-sale financial assets	167	168	169	104	102
Due from credit institutions **	59	65	781	720	724
Intangible assets and property and equipment	5,865	5,804	5,692	5,827	6,131
Other assets	6,429	6,753	6,535	6,389	6,461
Total assets/liabilities & shareholders’ equity	16,467	16,117	16,163	15,840	15,974
Customer deposits **	149	245	153	125	110
Marketable debt securities **	—	—	0	0	—
Subordinated debt **	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	10,538	9,498	10,304	10,335	9,377
Other liabilities	1,624	1,841	1,402	1,289	1,791
Stockholders’ equity ***	4,156	4,533	4,304	4,092	4,696
Other managed and marketed customer funds	139	44	40	36	35
Mutual funds	138	43	39	35	35
Pension funds	1	1	1	1	1
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	288	288	193	160	145

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	1,154	1,194	(40)	(3.3)
Net fees	280	287	(7)	(2.3)
Gains (losses) on financial transactions	68	60	8	12.9
Other operating income *	11	10	1	10.7
Gross income	1,513	1,551	(38)	(2.4)
Operating expenses	(794)	(823)	30	(3.6)
General administrative expenses	(718)	(749)	31	(4.1)
Personnel	(371)	(396)	25	(6.4)
Other general administrative expenses	(346)	(352)	6	(1.6)
Depreciation and amortisation	(76)	(75)	(1)	1.7
Net operating income	719	727	(8)	(1.1)
Net loan-loss provisions	(7)	(76)	69	(91.4)
Other income	(59)	(56)	(3)	5.8
Profit before taxes	654	596	58	9.7
Tax on profit	(192)	(117)	(75)	64.1
Profit from continuing operations	462	479	(17)	(3.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	462	479	(17)	(3.5)
Minority interests	9	8	1	18.1
Attributable profit to the Group	453	471	(18)	(3.9)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	267,628	279,334	(11,706)	(4.2)
Trading portfolio (w/o loans)	36,151	42,850	(6,698)	(15.6)
Available-for-sale financial assets	11,801	12,937	(1,136)	(8.8)
Due from credit institutions **	18,019	19,885	(1,866)	(9.4)
Intangible assets and property and equipment	2,787	3,094	(307)	(9.9)
Other assets	28,164	34,749	(6,585)	(19.0)
Total assets/liabilities & shareholders’ equity	364,549	392,848	(28,298)	(7.2)
Customer deposits **	217,282	220,684	(3,402)	(1.5)
Marketable debt securities **	71,430	78,569	(7,138)	(9.1)
Subordinated debt **	5,184	5,787	(604)	(10.4)
Insurance liabilities	—	—	—	—
Due to credit institutions **	15,210	26,264	(11,055)	(42.1)
Other liabilities	37,176	45,703	(8,528)	(18.7)
Stockholders’ equity ***	18,268	15,841	2,428	15.3
Other managed and marketed customer funds	8,784	10,469	(1,684)	(16.1)
Mutual funds	8,661	10,313	(1,652)	(16.0)
Pension funds	—	—	—	—
Managed portfolios	124	156	(32)	(20.7)
Managed and marketed customer funds	302,681	315,509	(12,828)	(4.1)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
RoTE	10.15	11.93	(1.78 p. )
Efficiency ratio (with amortisations)	52.4	53.1	(0.64 p. )
NPL ratio	1.49	1.75	(0.26 p. )
Coverage ratio	36.5	41.2	(4.70 p. )
Number of employees	26,084	26,290	(206)	(0.8)
Number of branches	854	921	(67)	(7.3)

United Kingdom

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	1,194	1,247	1,250	1,251	1,154
Net fees	287	291	273	240	280
Gains (losses) on financial transactions	60	83	58	100	68
Other operating income *	10	4	23	10	11
Gross income	1,551	1,626	1,605	1,600	1,513
Operating expenses	(823)	(843)	(844)	(846)	(794)
General administrative expenses	(749)	(759)	(760)	(742)	(718)
Personnel	(396)	(418)	(391)	(387)	(371)
Other general administrative expenses	(352)	(341)	(369)	(355)	(346)
Depreciation and amortisation	(75)	(85)	(84)	(104)	(76)
Net operating income	727	783	761	755	719
Net loan-loss provisions	(76)	(18)	7	(21)	(7)
Other income	(56)	(51)	(130)	(118)	(59)
Profit before taxes	596	714	639	616	654
Tax on profit	(117)	(159)	(149)	(130)	(192)
Profit from continuing operations	479	555	489	485	462
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	479	555	489	485	462
Minority interests	8	9	10	10	9
Attributable profit to the Group	471	545	480	475	453

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	279,334	287,896	284,003	282,673	267,628
Trading portfolio (w/o loans)	42,850	41,349	40,406	40,138	36,151
Available-for-sale financial assets	12,937	12,785	12,940	12,279	11,801
Due from credit institutions **	19,885	17,654	14,995	15,459	18,019
Intangible assets and property and equipment	3,094	3,175	3,043	3,025	2,787
Other assets	34,749	26,772	27,936	29,581	28,164
Total assets/liabilities & shareholders’ equity	392,848	389,632	383,323	383,155	364,549
Customer deposits **	220,684	230,233	227,212	231,947	217,282
Marketable debt securities **	78,569	72,622	72,051	70,133	71,430
Subordinated debt **	5,787	5,273	4,098	4,127	5,184
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	26,264	26,331	24,871	23,610	15,210
Other liabilities	45,703	39,385	38,500	36,162	37,176
Stockholders’ equity ***	15,841	15,788	16,591	17,176	18,268
Other managed and marketed customer funds	10,469	10,807	9,376	9,703	8,784
Mutual funds	10,313	10,645	9,238	9,564	8,661
Pension funds	—	—	—	—	—
Managed portfolios	156	162	138	139	124
Managed and marketed customer funds	315,509	318,935	312,737	315,910	302,681

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	1.75	1.61	1.51	1.52	1.49
Coverage ratio	41.2	40.3	39.6	38.2	36.5
Cost of credit	0.11	0.08	0.04	0.03	0.01

United Kingdom

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	1,154	1,151	3	0.2
Net fees	280	276	4	1.3
Gains (losses) on financial transactions	68	58	10	17.1
Other operating income *	11	10	1	14.8
Gross income	1,513	1,495	18	1.2
Operating expenses	(794)	(794)	0	(0.0)
General administrative expenses	(718)	(722)	4	(0.6)
Personnel	(371)	(382)	11	(2.9)
Other general administrative expenses	(346)	(340)	(7)	2.0
Depreciation and amortisation	(76)	(72)	(4)	5.4
Net operating income	719	701	18	2.6
Net loan-loss provisions	(7)	(73)	67	(91.1)
Other income	(59)	(54)	(5)	9.8
Profit before taxes	654	575	79	13.8
Tax on profit	(192)	(113)	(79)	70.2
Profit from continuing operations	462	462	0	0.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	462	462	0	0.1
Minority interests	9	8	2	22.5
Attributable profit to the Group	453	454	(1)	(0.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	267,628	256,660	10,968	4.3
Trading portfolio (w/o loans)	36,151	39,372	(3,220)	(8.2)
Available-for-sale financial assets	11,801	11,887	(86)	(0.7)
Due from credit institutions **	18,019	18,271	(252)	(1.4)
Intangible assets and property and equipment	2,787	2,843	(56)	(2.0)
Other assets	28,164	31,929	(3,765)	(11.8)
Total assets/liabilities & shareholders’ equity	364,549	360,961	3,589	1.0
Customer deposits **	217,282	202,771	14,511	7.2
Marketable debt securities **	71,430	72,191	(761)	(1.1)
Subordinated debt **	5,184	5,318	(134)	(2.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	15,210	24,132	(8,923)	(37.0)
Other liabilities	37,176	41,994	(4,818)	(11.5)
Stockholders’ equity ***	18,268	14,555	3,713	25.5
Other managed and marketed customer funds	8,784	9,619	(835)	(8.7)
Mutual funds	8,661	9,476	(815)	(8.6)
Pension funds	—	—	—	—
Managed portfolios	124	143	(20)	(13.7)
Managed and marketed customer funds	302,681	289,899	12,782	4.4

(**).-  Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + valuation adjustments

United Kingdom

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	1,151	1,168	1,163	1,172	1,154
Net fees	276	273	254	224	280
Gains (losses) on financial transactions	58	78	54	94	68
Other operating income *	10	3	22	9	11
Gross income	1,495	1,522	1,493	1,499	1,513
Operating expenses	(794)	(789)	(785)	(792)	(794)
General administrative expenses	(722)	(710)	(707)	(695)	(718)
Personnel	(382)	(392)	(363)	(362)	(371)
Other general administrative expenses	(340)	(318)	(344)	(332)	(346)
Depreciation and amortisation	(72)	(79)	(78)	(98)	(76)
Net operating income	701	733	708	707	719
Net loan-loss provisions	(73)	(16)	8	(20)	(7)
Other income	(54)	(47)	(122)	(111)	(59)
Profit before taxes	575	670	594	577	654
Tax on profit	(113)	(150)	(139)	(122)	(192)
Profit from continuing operations	462	520	455	455	462
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	462	520	455	455	462
Minority interests	8	9	9	10	9
Attributable profit to the Group	454	511	446	445	453

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	256,660	258,745	264,969	262,103	267,628
Trading portfolio (w/o loans)	39,372	37,162	37,698	37,217	36,151
Available-for-sale financial assets	11,887	11,491	12,072	11,385	11,801
Due from credit institutions **	18,271	15,867	13,990	14,334	18,019
Intangible assets and property and equipment	2,843	2,854	2,839	2,805	2,787
Other assets	31,929	24,061	26,064	27,429	28,164
Total assets/liabilities & shareholders’ equity	360,961	350,179	357,633	355,273	364,549
Customer deposits **	202,771	206,920	211,984	215,069	217,282
Marketable debt securities **	72,191	65,268	67,222	65,029	71,430
Subordinated debt **	5,318	4,739	3,823	3,826	5,184
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	24,132	23,664	23,204	21,892	15,210
Other liabilities	41,994	35,397	35,920	33,531	37,176
Stockholders’ equity ***	14,555	14,189	15,479	15,926	18,268
Other managed and marketed customer funds	9,619	9,713	8,748	8,997	8,784
Mutual funds	9,476	9,567	8,619	8,868	8,661
Pension funds	—	—	—	—	—
Managed portfolios	143	146	129	129	124
Managed and marketed customer funds	289,899	286,641	291,777	292,922	302,681

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	889	887	2	0.2
Net fees	216	213	3	1.3
Gains (losses) on financial transactions	52	45	8	17.1
Other operating income *	8	7	1	14.8
Gross income	1,166	1,152	14	1.2
Operating expenses	(611)	(612)	0	(0.0)
General administrative expenses	(553)	(556)	3	(0.6)
Personnel	(286)	(294)	8	(2.9)
Other general administrative expenses	(267)	(262)	(5)	2.0
Depreciation and amortisation	(59)	(56)	(3)	5.4
Net operating income	554	540	14	2.6
Net loan-loss provisions	(5)	(56)	51	(91.1)
Other income	(45)	(41)	(4)	9.8
Profit before taxes	504	443	61	13.8
Tax on profit	(148)	(87)	(61)	70.2
Profit from continuing operations	356	356	0	0.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	356	356	0	0.1
Minority interests	7	6	1	22.5
Attributable profit to the Group	349	350	(1)	(0.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	211,841	203,159	8,682	4.3
Trading portfolio (w/o loans)	28,616	31,165	(2,549)	(8.2)
Available-for-sale financial assets	9,341	9,409	(68)	(0.7)
Due from credit institutions **	14,263	14,462	(199)	(1.4)
Intangible assets and property and equipment	2,206	2,250	(44)	(2.0)
Other assets	22,293	25,273	(2,980)	(11.8)
Total assets/liabilities & shareholders’ equity	288,559	285,718	2,841	1.0
Customer deposits **	171,990	160,503	11,486	7.2
Marketable debt securities **	56,541	57,143	(602)	(1.1)
Subordinated debt **	4,103	4,209	(106)	(2.5)
Insurance liabilities	—	—	—	—
Due to credit institutions **	12,039	19,102	(7,063)	(37.0)
Other liabilities	29,426	33,240	(3,814)	(11.5)
Stockholders’ equity ***	14,460	11,521	2,939	25.5
Other managed and marketed customer funds	6,953	7,614	(661)	(8.7)
Mutual funds	6,855	7,501	(645)	(8.6)
Pension funds	—	—	—	—
Managed portfolios	98	113	(15)	(13.7)
Managed and marketed customer funds	239,587	229,470	10,117	4.4

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	887	900	896	903	889
Net fees	213	210	196	173	216
Gains (losses) on financial transactions	45	60	42	72	52
Other operating income *	7	3	17	7	8
Gross income	1,152	1,173	1,150	1,155	1,166
Operating expenses	(612)	(608)	(605)	(610)	(611)
General administrative expenses	(556)	(547)	(545)	(535)	(553)
Personnel	(294)	(302)	(280)	(279)	(286)
Other general administrative expenses	(262)	(245)	(265)	(256)	(267)
Depreciation and amortisation	(56)	(61)	(60)	(75)	(59)
Net operating income	540	565	545	545	554
Net loan-loss provisions	(56)	(12)	6	(15)	(5)
Other income	(41)	(36)	(94)	(85)	(45)
Profit before taxes	443	516	457	444	504
Tax on profit	(87)	(115)	(107)	(94)	(148)
Profit from continuing operations	356	401	350	350	356
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	356	401	350	350	356
Minority interests	6	7	7	7	7
Attributable profit to the Group	350	394	343	343	349

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	203,159	204,809	209,736	207,468	211,841
Trading portfolio (w/o loans)	31,165	29,416	29,840	29,459	28,616
Available-for-sale financial assets	9,409	9,096	9,556	9,012	9,341
Due from credit institutions **	14,462	12,559	11,074	11,346	14,263
Intangible assets and property and equipment	2,250	2,259	2,247	2,220	2,206
Other assets	25,273	19,045	20,631	21,711	22,293
Total assets/liabilities & shareholders’ equity	285,718	277,184	283,084	281,217	288,559
Customer deposits **	160,503	163,788	167,796	170,238	171,990
Marketable debt securities **	57,143	51,663	53,210	51,474	56,541
Subordinated debt **	4,209	3,751	3,026	3,029	4,103
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	19,102	18,732	18,367	17,329	12,039
Other liabilities	33,240	28,019	28,432	26,541	29,426
Stockholders’ equity ***	11,521	11,231	12,253	12,606	14,460
Other managed and marketed customer funds	7,614	7,688	6,924	7,122	6,953
Mutual funds	7,501	7,573	6,822	7,019	6,855
Pension funds	—	—	—	—	—
Managed portfolios	113	116	102	102	98
Managed and marketed customer funds	229,470	226,890	230,956	231,862	239,587

(**).	- Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Latin America

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	3,044	3,545	(501)	(14.1)
Net fees	961	1,135	(174)	(15.3)
Gains (losses) on financial transactions	141	168	(27)	(15.9)
Other operating income *	(7)	(2)	(5)	289.0
Gross income	4,139	4,846	(707)	(14.6)
Operating expenses	(1,736)	(2,047)	311	(15.2)
General administrative expenses	(1,584)	(1,865)	280	(15.0)
Personnel	(868)	(1,002)	134	(13.3)
Other general administrative expenses	(716)	(863)	146	(17.0)
Depreciation and amortisation	(151)	(182)	31	(17.0)
Net operating income	2,404	2,800	(396)	(14.1)
Net loan-loss provisions	(1,105)	(1,210)	105	(8.7)
Other income	(189)	(203)	15	(7.2)
Profit before taxes	1,110	1,386	(276)	(19.9)
Tax on profit	(269)	(401)	132	(32.9)
Profit from continuing operations	841	985	(145)	(14.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	841	985	(145)	(14.7)
Minority interests	137	145	(7)	(5.2)
Attributable profit to the Group	703	840	(137)	(16.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	131,830	146,660	(14,830)	(10.1)
Trading portfolio (w/o loans)	36,152	34,791	1,361	3.9
Available-for-sale financial assets	27,032	31,013	(3,981)	(12.8)
Due from credit institutions **	23,305	25,749	(2,445)	(9.5)
Intangible assets and property and equipment	3,549	4,116	(567)	(13.8)
Other assets	50,960	43,264	7,696	17.8
Total assets/liabilities & shareholders’ equity	272,829	285,594	(12,765)	(4.5)
Customer deposits **	125,348	135,772	(10,424)	(7.7)
Marketable debt securities **	32,972	34,578	(1,606)	(4.6)
Subordinated debt **	6,347	6,743	(396)	(5.9)
Insurance liabilities	1	1	0	11.6
Due to credit institutions **	41,879	38,413	3,466	9.0
Other liabilities	44,863	47,835	(2,972)	(6.2)
Stockholders’ equity ***	21,418	22,251	(833)	(3.7)
Other managed and marketed customer funds	68,191	70,073	(1,882)	(2.7)
Mutual funds	63,275	64,919	(1,645)	(2.5)
Pension funds	—	—	—	—
Managed portfolios	4,916	5,153	(237)	(4.6)
Managed and marketed customer funds	232,858	247,166	(14,308)	(5.8)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
RoTE	14.31	15.28	(0.98 p. )
Efficiency ratio (with amortisations)	41.9	42.2	(0.30 p. )
NPL ratio	4.88	4.64	0.24 p.
Coverage ratio	79.7	83.6	(3.90 p. )
Number of employees	90,142	84,599	5,543	6.6
Number of branches	5,848	5,725	123	2.1

Latin America

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	3,545	3,610	3,334	3,263	3,044
Net fees	1,135	1,151	1,079	1,086	961
Gains (losses) on financial transactions	168	163	126	60	141
Other operating income *	(2)	27	23	(13)	(7)
Gross income	4,846	4,952	4,562	4,396	4,139
Operating expenses	(2,047)	(2,027)	(1,895)	(1,937)	(1,736)
General administrative expenses	(1,865)	(1,845)	(1,738)	(1,782)	(1,584)
Personnel	(1,002)	(1,020)	(956)	(978)	(868)
Other general administrative expenses	(863)	(826)	(782)	(804)	(716)
Depreciation and amortisation	(182)	(182)	(157)	(155)	(151)
Net operating income	2,800	2,925	2,667	2,459	2,404
Net loan-loss provisions	(1,210)	(1,226)	(1,241)	(1,273)	(1,105)
Other income	(203)	(273)	(264)	(153)	(189)
Profit before taxes	1,386	1,426	1,163	1,034	1,110
Tax on profit	(401)	(374)	(223)	(221)	(269)
Profit from continuing operations	985	1,052	940	812	841
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	985	1,052	940	812	841
Minority interests	145	176	156	119	137
Attributable profit to the Group	840	876	783	693	703

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	146,660	145,094	129,593	133,138	131,830
Trading portfolio (w/o loans)	34,791	34,585	37,178	33,670	36,152
Available-for-sale financial assets	31,013	34,670	23,722	25,926	27,032
Due from credit institutions **	25,749	25,756	25,987	21,923	23,305
Intangible assets and property and equipment	4,116	4,056	3,416	3,522	3,549
Other assets	43,264	40,335	44,473	49,706	50,960
Total assets/liabilities & shareholders’ equity	285,594	284,495	264,369	267,885	272,829
Customer deposits **	135,772	133,402	118,044	122,413	125,348
Marketable debt securities **	34,578	36,915	31,939	33,172	32,972
Subordinated debt **	6,743	6,659	6,088	6,355	6,347
Insurance liabilities	1	1	1	1	1
Due to credit institutions **	38,413	41,756	42,517	42,393	41,879
Other liabilities	47,835	43,404	45,884	43,872	44,863
Stockholders’ equity ***	22,251	22,358	19,896	19,678	21,418
Other managed and marketed customer funds	70,073	71,585	62,030	65,690	68,191
Mutual funds	64,919	66,315	57,561	61,096	63,275
Pension funds	—	—	—	—	—
Managed portfolios	5,153	5,270	4,470	4,594	4,916
Managed and marketed customer funds	247,166	248,561	218,103	227,631	232,858

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	4.64	4.74	4.65	4.96	4.88
Coverage ratio	83.6	84.4	85.4	79.0	79.7
Cost of credit	3.53	3.39	3.33	3.36	3.39

Latin America

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	3,044	2,751	293	10.6
Net fees	961	867	94	10.9
Gains (losses) on financial transactions	141	137	5	3.3
Other operating income *	(7)	(1)	(6)	528.9
Gross income	4,139	3,754	386	10.3
Operating expenses	(1,736)	(1,580)	(156)	9.9
General administrative expenses	(1,584)	(1,439)	(145)	10.1
Personnel	(868)	(775)	(94)	12.1
Other general administrative expenses	(716)	(665)	(52)	7.8
Depreciation and amortisation	(151)	(141)	(11)	7.6
Net operating income	2,404	2,174	230	10.6
Net loan-loss provisions	(1,105)	(945)	(160)	17.0
Other income	(189)	(150)	(39)	26.0
Profit before taxes	1,110	1,079	31	2.8
Tax on profit	(269)	(308)	38	(12.5)
Profit from continuing operations	841	772	69	9.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	841	772	69	9.0
Minority interests	137	120	18	14.8
Attributable profit to the Group	703	652	51	7.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	131,830	123,641	8,189	6.6
Trading portfolio (w/o loans)	36,152	29,445	6,707	22.8
Available-for-sale financial assets	27,032	26,001	1,031	4.0
Due from credit institutions **	23,305	21,813	1,492	6.8
Intangible assets and property and equipment	3,549	3,359	190	5.7
Other assets	50,960	36,168	14,792	40.9
Total assets/liabilities & shareholders’ equity	272,829	240,427	32,402	13.5
Customer deposits **	125,348	113,504	11,845	10.4
Marketable debt securities **	32,972	29,579	3,393	11.5
Subordinated debt **	6,347	5,757	590	10.2
Insurance liabilities	1	1	0	31.5
Due to credit institutions **	41,879	32,579	9,300	28.5
Other liabilities	44,863	40,397	4,466	11.1
Stockholders’ equity ***	21,418	18,609	2,809	15.1
Other managed and marketed customer funds	68,191	59,334	8,856	14.9
Mutual funds	63,275	54,883	8,392	15.3
Pension funds	—	—	—	—
Managed portfolios	4,916	4,452	464	10.4
Managed and marketed customer funds	232,858	208,175	24,683	11.9

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Latin America

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	2,751	2,903	3,003	3,083	3,044
Net fees	867	910	948	1,000	961
Gains (losses) on financial transactions	137	129	112	54	141
Other operating income *	(1)	21	20	(6)	(7)
Gross income	3,754	3,964	4,083	4,130	4,139
Operating expenses	(1,580)	(1,616)	(1,682)	(1,796)	(1,736)
General administrative expenses	(1,439)	(1,471)	(1,541)	(1,651)	(1,584)
Personnel	(775)	(815)	(850)	(909)	(868)
Other general administrative expenses	(665)	(656)	(691)	(742)	(716)
Depreciation and amortisation	(141)	(145)	(141)	(144)	(151)
Net operating income	2,174	2,348	2,402	2,334	2,404
Net loan-loss provisions	(945)	(988)	(1,119)	(1,200)	(1,105)
Other income	(150)	(214)	(235)	(158)	(189)
Profit before taxes	1,079	1,145	1,048	977	1,110
Tax on profit	(308)	(295)	(205)	(215)	(269)
Profit from continuing operations	772	851	843	762	841
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	772	851	843	762	841
Minority interests	120	148	146	117	137
Attributable profit to the Group	652	703	697	646	703

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	123,641	125,518	131,847	134,199	131,830
Trading portfolio (w/o loans)	29,445	30,154	37,955	33,729	36,152
Available-for-sale financial assets	26,001	29,331	24,559	26,303	27,032
Due from credit institutions **	21,813	22,368	26,820	22,161	23,305
Intangible assets and property and equipment	3,359	3,358	3,399	3,549	3,549
Other assets	36,168	34,174	46,299	50,681	50,960
Total assets/liabilities & shareholders’ equity	240,427	244,904	270,880	270,623	272,829
Customer deposits **	113,504	114,338	119,202	122,804	125,348
Marketable debt securities **	29,579	32,042	33,839	34,130	32,972
Subordinated debt **	5,757	5,770	6,431	6,525	6,347
Insurance liabilities	1	1	1	1	1
Due to credit institutions **	32,579	36,155	44,215	42,928	41,879
Other liabilities	40,397	37,501	46,994	44,410	44,863
Stockholders’ equity ***	18,609	19,098	20,199	19,825	21,418
Other managed and marketed customer funds	59,334	61,402	65,071	67,364	68,191
Mutual funds	54,883	56,771	60,317	62,618	63,275
Pension funds	—	—	—	—	—
Managed portfolios	4,452	4,630	4,754	4,747	4,916
Managed and marketed customer funds	208,175	213,552	224,542	230,823	232,858

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America. Results

€ million

	Gross income			Net operating income			Attributable profit to the Group
	1Q 16	1Q 15	Var. (%)	1Q 16	1Q 15	Var. (%)	1Q 16	1Q 15	Var. (%)
Brazil	2,381	3,007	(20.8)	1,434	1,820	(21.2)	359	477	(24.8)
Mexico	792	819	(3.2)	470	463	1.4	143	153	(6.7)
Chile	556	553	0.5	321	316	1.7	122	106	14.8
Argentina	306	372	(17.6)	126	157	(19.9)	67	80	(16.0)
Uruguay	84	76	11.0	42	32	32.8	22	16	32.2
Peru	16	17	(6.6)	10	11	(10.7)	7	7	7.7
Colombia	4	4	12.2	1	1	19.2	(11)	3	—
Rest	0	0	97.3	(0)	(1)	(23.3)	(5)	(2)	175.9
Total	4,139	4,846	(14.6)	2,404	2,800	(14.1)	703	840	(16.3)

Latin America. Results

€ million (currency-neutral basis)

	Gross income			Net operating income			Attributable profit to the Group
	1Q 16	1Q 15	Var. (%)	1Q 16	1Q 15	Var. (%)	1Q 16	1Q 15	Var. (%)
Brazil	2,381	2,250	5.8	1,434	1,362	5.3	359	357	0.4
Mexico	792	693	14.4	470	392	19.9	143	129	10.3
Chile	556	503	10.5	321	287	11.8	122	96	26.2
Argentina	306	228	34.0	126	97	30.2	67	49	36.6
Uruguay	84	61	38.2	42	25	65.4	22	13	64.6
Peru	16	15	3.3	10	10	(1.3)	7	6	19.1
Colombia	4	3	44.6	1	1	53.6	(11)	3	—
Rest	0	0	99.8	(0)	(1)	(22.5)	(5)	(2)	177.0
Total	4,139	3,754	10.3	2,404	2,174	10.6	703	652	7.9

Brazil

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	1,793	2,254	(462)	(20.5)
Net fees	573	707	(135)	(19.1)
Gains (losses) on financial transactions	3	24	(22)	(89.6)
Other operating income *	13	21	(8)	(37.2)
Gross income	2,381	3,007	(626)	(20.8)
Operating expenses	(947)	(1,187)	240	(20.2)
General administrative expenses	(857)	(1,068)	211	(19.8)
Personnel	(473)	(574)	102	(17.7)
Other general administrative expenses	(384)	(494)	109	(22.2)
Depreciation and amortisation	(90)	(118)	28	(24.0)
Net operating income	1,434	1,820	(386)	(21.2)
Net loan-loss provisions	(720)	(826)	106	(12.9)
Other income	(177)	(209)	32	(15.2)
Profit before taxes	536	785	(248)	(31.6)
Tax on profit	(137)	(253)	116	(45.7)
Profit from continuing operations	399	532	(133)	(25.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	399	532	(133)	(25.0)
Minority interests	41	55	(14)	(25.8)
Attributable profit to the Group	359	477	(119)	(24.8)
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	60,470	72,492	(12,022)	(16.6)
Trading portfolio (w/o loans)	15,620	14,720	900	6.1
Available-for-sale financial assets	16,072	23,071	(6,999)	(30.3)
Due from credit institutions **	9,607	11,351	(1,744)	(15.4)
Intangible assets and property and equipment	2,368	2,683	(315)	(11.8)
Other assets	37,977	29,622	8,355	28.2
Total assets/liabilities & shareholders’ equity	142,114	153,938	(11,825)	(7.7)
Customer deposits **	59,737	65,221	(5,483)	(8.4)
Marketable debt securities **	22,248	22,597	(349)	(1.5)
Subordinated debt **	4,220	4,471	(251)	(5.6)
Insurance liabilities	1	1	0	11.6
Due to credit institutions **	21,478	22,329	(850)	(3.8)
Other liabilities	22,363	27,084	(4,721)	(17.4)
Stockholders’ equity ***	12,066	12,236	(170)	(1.4)
Other managed and marketed customer funds	48,621	47,664	956	2.0
Mutual funds	45,689	44,589	1,100	2.5
Pension funds	—	—	—	—
Managed portfolios	2,932	3,075	(143)	(4.7)
Managed and marketed customer funds	134,826	139,953	(5,127)	(3.7)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
RoTE	13.50	15.09	(1.59 p. )
Efficiency ratio (with amortisations)	39.8	39.5	0.31 p.
NPL ratio	5.93	4.90	1.03 p.
Coverage ratio	83.7	95.2	(11.50 p. )
Number of employees	49,604	46,583	3,021	6.5
Number of branches	3,439	3,391	48	1.4

Brazil

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	2,254	2,186	1,976	1,903	1,793
Net fees	707	683	622	631	573
Gains (losses) on financial transactions	24	66	6	(54)	3
Other operating income *	21	46	53	16	13
Gross income	3,007	2,981	2,656	2,497	2,381
Operating expenses	(1,187)	(1,151)	(1,056)	(1,059)	(947)
General administrative expenses	(1,068)	(1,034)	(960)	(978)	(857)
Personnel	(574)	(571)	(525)	(535)	(473)
Other general administrative expenses	(494)	(463)	(435)	(444)	(384)
Depreciation and amortisation	(118)	(116)	(96)	(81)	(90)
Net operating income	1,820	1,830	1,600	1,438	1,434
Net loan-loss provisions	(826)	(828)	(813)	(830)	(720)
Other income	(209)	(263)	(255)	(151)	(177)
Profit before taxes	785	739	533	457	536
Tax on profit	(253)	(230)	(99)	(107)	(137)
Profit from continuing operations	532	509	434	350	399
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	532	509	434	350	399
Minority interests	55	56	49	33	41
Attributable profit to the Group	477	452	385	317	359

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	72,492	72,083	58,227	60,238	60,470
Trading portfolio (w/o loans)	14,720	15,822	14,836	13,360	15,620
Available-for-sale financial assets	23,071	26,054	15,086	15,814	16,072
Due from credit institutions **	11,351	13,299	12,564	10,592	9,607
Intangible assets and property and equipment	2,683	2,672	2,129	2,280	2,368
Other assets	29,622	28,573	32,139	36,250	37,977
Total assets/liabilities & shareholders’ equity	153,938	158,503	134,982	138,534	142,114
Customer deposits **	65,221	67,207	54,847	56,636	59,737
Marketable debt securities **	22,597	24,688	21,045	21,984	22,248
Subordinated debt **	4,471	4,455	3,986	4,188	4,220
Insurance liabilities	1	1	1	1	1
Due to credit institutions **	22,329	25,887	23,247	21,600	21,478
Other liabilities	27,084	23,590	21,795	24,085	22,363
Stockholders’ equity ***	12,236	12,674	10,061	10,040	12,066
Other managed and marketed customer funds	47,664	49,878	41,753	45,607	48,621
Mutual funds	44,589	46,614	39,129	42,961	45,689
Pension funds	—	—	—	—	—
Managed portfolios	3,075	3,264	2,625	2,646	2,932
Managed and marketed customer funds	139,953	146,228	121,631	128,414	134,826

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	4.90	5.13	5.30	5.98	5.93
Coverage ratio	95.2	95.9	96.0	83.7	83.7
Cost of credit	4.63	4.45	4.40	4.50	4.63

Brazil

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	1,793	1,687	106	6.3
Net fees	573	529	43	8.1
Gains (losses) on financial transactions	3	18	(16)	(86.1)
Other operating income *	13	15	(2)	(16.1)
Gross income	2,381	2,250	131	5.8
Operating expenses	(947)	(888)	(59)	6.6
General administrative expenses	(857)	(799)	(58)	7.2
Personnel	(473)	(430)	(43)	9.9
Other general administrative expenses	(384)	(370)	(15)	4.0
Depreciation and amortisation	(90)	(89)	(1)	1.5
Net operating income	1,434	1,362	72	5.3
Net loan- loss provisions	(720)	(618)	(102)	16.4
Other income	(177)	(156)	(21)	13.4
Profit before taxes	536	587	(51)	(8.7)
Tax on profit	(137)	(189)	52	(27.5)
Profit from continuing operations	399	398	1	0.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	399	398	1	0.3
Minority interests	41	41	(0)	(0.9)
Attributable profit to the Group	359	357	2	0.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	60,470	61,548	(1,078)	(1.8)
Trading portfolio (w/o loans)	15,620	12,498	3,122	25.0
Available-for-sale financial assets	16,072	19,588	(3,516)	(17.9)
Due from credit institutions **	9,607	9,637	(30)	(0.3)
Intangible assets and property and equipment	2,368	2,278	90	3.9
Other assets	37,977	25,150	12,827	51.0
Total assets/liabilities & shareholders’ equity	142,114	130,698	11,415	8.7
Customer deposits **	59,737	55,374	4,363	7.9
Marketable debt securities **	22,248	19,186	3,062	16.0
Subordinated debt **	4,220	3,796	424	11.2
Insurance liabilities	1	1	0	31.5
Due to credit institutions **	21,478	18,958	2,521	13.3
Other liabilities	22,363	22,995	(632)	(2.7)
Stockholders’ equity ***	12,066	10,389	1,677	16.1
Other managed and marketed customer funds	48,621	40,469	8,152	20.1
Mutual funds	45,689	37,858	7,831	20.7
Pension funds	—	—	—	—
Managed portfolios	2,932	2,611	321	12.3
Managed and marketed customer funds	134,826	118,825	16,001	13.5

(**).- Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + valuation adjustments

Brazil

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	1,687	1,727	1,794	1,851	1,793
Net fees	529	539	564	610	573
Gains (losses) on financial transactions	18	51	9	(42)	3
Other operating income *	15	36	45	18	13
Gross income	2,250	2,353	2,412	2,437	2,381
Operating expenses	(888)	(909)	(957)	(1,023)	(947)
General administrative expenses	(799)	(817)	(869)	(943)	(857)
Personnel	(430)	(451)	(475)	(515)	(473)
Other general administrative expenses	(370)	(366)	(394)	(428)	(384)
Depreciation and amortisation	(89)	(92)	(88)	(81)	(90)
Net operating income	1,362	1,444	1,455	1,413	1,434
Net loan-loss provisions	(618)	(654)	(730)	(795)	(720)
Other income	(156)	(207)	(227)	(155)	(177)
Profit before taxes	587	584	498	463	536
Tax on profit	(189)	(182)	(101)	(112)	(137)
Profit from continuing operations	398	402	397	351	399
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	398	402	397	351	399
Minority interests	41	44	44	34	41
Attributable profit to the Group	357	358	352	317	359

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	61,548	60,747	63,366	63,081	60,470
Trading portfolio (w/o loans)	12,498	13,333	16,146	13,990	15,620
Available-for-sale financial assets	19,588	21,957	16,418	16,560	16,072
Due from credit institutions **	9,637	11,208	13,673	11,092	9,607
Intangible assets and property and equipment	2,278	2,252	2,317	2,388	2,368
Other assets	25,150	24,080	34,975	37,960	37,977
Total assets/liabilities & shareholders’ equity	130,698	133,577	146,895	145,071	142,114
Customer deposits **	55,374	56,638	59,687	59,308	59,737
Marketable debt securities **	19,186	20,806	22,902	23,021	22,248
Subordinated debt **	3,796	3,754	4,338	4,385	4,220
Insurance liabilities	1	1	1	1	1
Due to credit institutions **	18,958	21,816	25,299	22,620	21,478
Other liabilities	22,995	19,880	23,719	25,222	22,363
Stockholders’ equity ***	10,389	10,681	10,949	10,514	12,066
Other managed and marketed customer funds	40,469	42,034	45,439	47,759	48,621
Mutual funds	37,858	39,283	42,582	44,989	45,689
Pension funds	—	—	—	—	—
Managed portfolios	2,611	2,751	2,856	2,771	2,932
Managed and marketed customer funds	118,825	123,232	132,366	134,474	134,826

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

R$ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	7,701	7,248	453	6.3
Net fees	2,460	2,275	185	8.1
Gains (losses) on financial transactions	11	77	(67)	(86.1)
Other operating income *	56	67	(11)	(16.1)
Gross income	10,227	9,666	561	5.8
Operating expenses	(4,068)	(3,815)	(253)	6.6
General administrative expenses	(3,682)	(3,434)	(248)	7.2
Personnel	(2,030)	(1,847)	(184)	9.9
Other general administrative expenses	(1,651)	(1,587)	(64)	4.0
Depreciation and amortisation	(387)	(381)	(6)	1.5
Net operating income	6,159	5,851	308	5.3
Net loan-loss provisions	(3,093)	(2,657)	(437)	16.4
Other income	(762)	(672)	(90)	13.4
Profit before taxes	2,304	2,523	(218)	(8.7)
Tax on profit	(589)	(812)	223	(27.5)
Profit from continuing operations	1,716	1,711	5	0.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,716	1,711	5	0.3
Minority interests	175	177	(2)	(0.9)
Attributable profit to the Group	1,540	1,534	6	0.4

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	248,979	253,417	(4,438)	(1.8)
Trading portfolio (w/o loans)	64,314	51,459	12,856	25.0
Available-for-sale financial assets	66,174	80,650	(14,476)	(17.9)
Due from credit institutions **	39,557	39,680	(124)	(0.3)
Intangible assets and property and equipment	9,749	9,380	370	3.9
Other assets	156,365	103,552	52,813	51.0
Total assets/liabilities & shareholders’ equity	585,139	538,138	47,001	8.7
Customer deposits **	245,962	227,998	17,964	7.9
Marketable debt securities **	91,603	78,994	12,608	16.0
Subordinated debt **	17,377	15,630	1,746	11.2
Insurance liabilities	4	3	1	31.5
Due to credit institutions **	88,435	78,056	10,379	13.3
Other liabilities	92,079	94,682	(2,602)	(2.7)
Stockholders’ equity ***	49,679	42,774	6,905	16.1
Other managed and marketed customer funds	200,192	166,625	33,566	20.1
Mutual funds	188,119	155,875	32,244	20.7
Pension funds	—	—	—	—
Managed portfolios	12,072	10,750	1,322	12.3
Managed and marketed customer funds	555,133	489,248	65,885	13.5

(**).- Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + valuation adjustments

Brazil

R$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	7,248	7,419	7,705	7,952	7,701
Net fees	2,275	2,317	2,424	2,619	2,460
Gains (losses) on financial transactions	77	220	37	(181)	11
Other operating income *	67	153	195	79	56
Gross income	9,666	10,109	10,362	10,468	10,227
Operating expenses	(3,815)	(3,904)	(4,110)	(4,396)	(4,068)
General administrative expenses	(3,434)	(3,511)	(3,732)	(4,050)	(3,682)
Personnel	(1,847)	(1,937)	(2,040)	(2,213)	(2,030)
Other general administrative expenses	(1,587)	(1,573)	(1,692)	(1,837)	(1,651)
Depreciation and amortisation	(381)	(394)	(378)	(347)	(387)
Net operating income	5,851	6,205	6,251	6,072	6,159
Net loan-loss provisions	(2,657)	(2,808)	(3,138)	(3,415)	(3,093)
Other income	(672)	(888)	(975)	(667)	(762)
Profit before taxes	2,523	2,509	2,139	1,990	2,304
Tax on profit	(812)	(783)	(435)	(481)	(589)
Profit from continuing operations	1,711	1,726	1,704	1,509	1,716
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	1,711	1,726	1,704	1,509	1,716
Minority interests	177	191	190	147	175
Attributable profit to the Group	1,534	1,536	1,514	1,362	1,540

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	253,417	250,119	260,905	259,729	248,979
Trading portfolio (w/o loans)	51,459	54,899	66,478	57,604	64,314
Available-for-sale financial assets	80,650	90,406	67,598	68,184	66,174
Due from credit institutions **	39,680	46,147	56,297	45,670	39,557
Intangible assets and property and equipment	9,380	9,271	9,538	9,831	9,749
Other assets	103,552	99,147	144,008	156,298	156,365
Total assets/liabilities & shareholders’ equity	538,138	549,990	604,826	597,316	585,139
Customer deposits **	227,998	233,203	245,756	244,196	245,962
Marketable debt securities **	78,994	85,665	94,297	94,787	91,603
Subordinated debt **	15,630	15,457	17,861	18,056	17,377
Insurance liabilities	3	4	4	5	4
Due to credit institutions **	78,056	89,827	104,167	93,134	88,435
Other liabilities	94,682	81,855	97,659	103,848	92,079
Stockholders’ equity ***	42,774	43,979	45,081	43,290	49,679
Other managed and marketed customer funds	166,625	173,071	187,089	196,645	200,192
Mutual funds	155,875	161,745	175,328	185,236	188,119
Pension funds	—	—	—	—	—
Managed portfolios	10,750	11,326	11,761	11,408	12,072
Managed and marketed customer funds	489,248	507,397	545,003	553,684	555,133

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

€ million
			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	594	597	(3)	(0.5)
Net fees	173	194	(20)	(10.6)
Gains (losses) on financial transactions	34	43	(9)	(20.0)
Other operating income *	(9)	(15)	5	(36.7)
Gross income	792	819	(26)	(3.2)
Operating expenses	(322)	(355)	33	(9.3)
General administrative expenses	(293)	(325)	32	(10.0)
Personnel	(152)	(168)	15	(9.1)
Other general administrative expenses	(140)	(157)	17	(10.9)
Depreciation and amortisation	(29)	(30)	1	(2.1)
Net operating income	470	463	7	1.4
Net loan-loss provisions	(221)	(211)	(11)	5.0
Other income	(6)	8	(14)	—
Profit before taxes	243	260	(18)	(6.9)
Tax on profit	(55)	(59)	4	(7.1)
Profit from continuing operations	187	201	(14)	(6.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	187	201	(14)	(6.8)
Minority interests	45	48	(3)	(7.1)
Attributable profit to the Group	143	153	(10)	(6.7)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	28,702	29,112	(409)	(1.4)
Trading portfolio (w/o loans)	17,505	16,677	828	5.0
Available-for-sale financial assets	5,632	4,065	1,567	38.5
Due from credit institutions **	7,918	8,447	(529)	(6.3)
Intangible assets and property and equipment	380	493	(114)	(23.0)
Other assets	5,498	6,323	(825)	(13.1)
Total assets/liabilities & shareholders’ equity	65,636	65,118	518	0.8
Customer deposits **	28,214	30,965	(2,751)	(8.9)
Marketable debt securities **	4,306	4,492	(186)	(4.1)
Subordinated debt **	1,146	1,202	(56)	(4.7)
Insurance liabilities	—	—	—	—
Due to credit institutions **	11,516	9,988	1,528	15.3
Other liabilities	15,820	13,608	2,212	16.3
Stockholders’ equity ***	4,634	4,863	(228)	(4.7)
Other managed and marketed customer funds	11,628	13,222	(1,594)	(12.1)
Mutual funds	11,628	13,222	(1,594)	(12.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	45,294	49,881	(4,587)	(9.2)

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
RoTE	12.95	12.99	(0.05 p.	)
Efficiency ratio (with amortisations)	40.7	43.4	(2.72 p.	)
NPL ratio	3.06	3.71	(0.65 p.	)
Coverage ratio	97.5	88.4	9.10 p.
Number of employees	17,869	16,973	896		5.3
Number of branches	1,386	1,350	36		2.7

Mexico
€ million
	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	597	621	600	633	594
Net fees	194	213	194	199	173
Gains (losses) on financial transactions	43	33	26	36	34
Other operating income *	(15)	(14)	(26)	(18)	(9)
Gross income	819	854	794	850	792
Operating expenses	(355)	(353)	(327)	(334)	(322)
General administrative expenses	(325)	(322)	(301)	(309)	(293)
Personnel	(168)	(173)	(163)	(158)	(152)
Other general administrative expenses	(157)	(148)	(138)	(151)	(140)
Depreciation and amortisation	(30)	(32)	(26)	(25)	(29)
Net operating income	463	501	467	516	470
Net loan-loss provisions	(211)	(224)	(227)	(215)	(221)
Other income	8	(2)	1	(10)	(6)
Profit before taxes	260	274	241	291	243
Tax on profit	(59)	(61)	(48)	(67)	(55)
Profit from continuing operations	201	213	193	224	187
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	201	213	193	224	187
Minority interests	48	53	50	51	45
Attributable profit to the Group	153	160	143	173	143

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	29,112	28,609	28,198	30,158	28,702
Trading portfolio (w/o loans)	16,677	15,391	18,448	16,949	17,505
Available-for-sale financial assets	4,065	3,986	4,939	5,972	5,632
Due from credit institutions **	8,447	7,086	7,744	5,467	7,918
Intangible assets and property and equipment	493	460	363	396	380
Other assets	6,323	5,781	5,716	5,785	5,498
Total assets/liabilities & shareholders’ equity	65,118	61,312	65,408	64,728	65,636
Customer deposits **	30,965	28,747	26,540	28,274	28,214
Marketable debt securities **	4,492	4,720	4,068	4,578	4,306
Subordinated debt **	1,202	1,181	1,159	1,205	1,146
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	9,988	8,473	11,794	12,884	11,516
Other liabilities	13,608	13,329	16,801	12,829	15,820
Stockholders’ equity ***	4,863	4,862	5,045	4,957	4,634
Other managed and marketed customer funds	13,222	12,557	11,631	11,477	11,628
Mutual funds	13,222	12,557	11,631	11,477	11,628
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	49,881	47,205	43,399	45,535	45,294

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	3.71	3.81	3.54	3.38	3.06
Coverage ratio	88.4	87.5	93.0	90.6	97.5
Cost of credit	2.92	2.89	2.87	2.91	2.95

Mexico
€ million (currency-neutral basis)
			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	594	505	89	17.6
Net fees	173	164	9	5.7
Gains (losses) on financial transactions	34	36	(2)	(5.4)
Other operating income *	(9)	(13)	3	(25.2)
Gross income	792	693	99	14.4
Operating expenses	(322)	(301)	(22)	7.2
General administrative expenses	(293)	(275)	(18)	6.4
Personnel	(152)	(142)	(11)	7.5
Other general administrative expenses	(140)	(133)	(7)	5.3
Depreciation and amortisation	(29)	(25)	(4)	15.6
Net operating income	470	392	78	19.9
Net loan-loss provisions	(221)	(178)	(43)	24.1
Other income	(6)	7	(13)	—
Profit before taxes	243	220	22	10.1
Tax on profit	(55)	(50)	(5)	9.8
Profit from continuing operations	187	170	17	10.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	187	170	17	10.1
Minority interests	45	41	4	9.7
Attributable profit to the Group	143	129	13	10.3

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	28,702	24,538	4,164	17.0
Trading portfolio (w/o loans)	17,505	14,057	3,448	24.5
Available-for-sale financial assets	5,632	3,427	2,206	64.4
Due from credit institutions **	7,918	7,120	798	11.2
Intangible assets and property and equipment	380	416	(36)	(8.7)
Other assets	5,498	5,330	168	3.2
Total assets/liabilities & shareholders’ equity	65,636	54,887	10,749	19.6
Customer deposits **	28,214	26,100	2,114	8.1
Marketable debt securities **	4,306	3,786	520	13.7
Subordinated debt **	1,146	1,013	133	13.1
Insurance liabilities	—	—	—	—
Due to credit institutions **	11,516	8,419	3,097	36.8
Other liabilities	15,820	11,470	4,350	37.9
Stockholders’ equity ***	4,634	4,099	536	13.1
Other managed and marketed customer funds	11,628	11,145	483	4.3
Mutual funds	11,628	11,145	483	4.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	45,294	42,044	3,250	7.7

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico
€ million (currency-neutral basis)
	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	505	528	550	582	594
Net fees	164	182	178	183	173
Gains (losses) on financial transactions	36	28	25	33	34
Other operating income *	(13)	(12)	(23)	(17)	(9)
Gross income	693	727	730	782	792
Operating expenses	(301)	(301)	(301)	(308)	(322)
General administrative expenses	(275)	(274)	(277)	(285)	(293)
Personnel	(142)	(148)	(149)	(146)	(152)
Other general administrative expenses	(133)	(126)	(127)	(139)	(140)
Depreciation and amortisation	(25)	(27)	(24)	(23)	(29)
Net operating income	392	426	429	474	470
Net loan-loss provisions	(178)	(191)	(208)	(198)	(221)
Other income	7	(2)	1	(9)	(6)
Profit before taxes	220	234	222	267	243
Tax on profit	(50)	(52)	(44)	(62)	(55)
Profit from continuing operations	170	181	178	205	187
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	170	181	178	205	187
Minority interests	41	45	46	47	45
Attributable profit to the Group	129	136	131	159	143

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	24,538	25,605	27,315	29,118	28,702
Trading portfolio (w/o loans)	14,057	13,774	17,870	16,364	17,505
Available-for-sale financial assets	3,427	3,567	4,784	5,766	5,632
Due from credit institutions **	7,120	6,342	7,502	5,278	7,918
Intangible assets and property and equipment	416	412	352	382	380
Other assets	5,330	5,174	5,537	5,586	5,498
Total assets/liabilities & shareholders’ equity	54,887	54,874	63,360	62,495	65,636
Customer deposits **	26,100	25,729	25,709	27,299	28,214
Marketable debt securities **	3,786	4,224	3,941	4,421	4,306
Subordinated debt **	1,013	1,057	1,123	1,163	1,146
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	8,419	7,584	11,425	12,439	11,516
Other liabilities	11,470	11,929	16,274	12,386	15,820
Stockholders’ equity ***	4,099	4,351	4,887	4,786	4,634
Other managed and marketed customer funds	11,145	11,239	11,267	11,081	11,628
Mutual funds	11,145	11,239	11,267	11,081	11,628
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	42,044	42,249	42,040	43,964	45,294

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico
Million pesos
			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	11,808	10,041	1,767	17.6
Net fees	3,445	3,259	186	5.7
Gains (losses) on financial transactions	679	718	(39)	(5.4)
Other operating income *	(186)	(249)	63	(25.2)
Gross income	15,745	13,769	1,977	14.4
Operating expenses	(6,402)	(5,973)	(429)	7.2
General administrative expenses	(5,817)	(5,467)	(350)	6.4
Personnel	(3,030)	(2,819)	(210)	7.5
Other general administrative expenses	(2,787)	(2,648)	(140)	5.3
Depreciation and amortisation	(586)	(506)	(79)	15.6
Net operating income	9,343	7,795	1,548	19.9
Net loan-loss provisions	(4,399)	(3,545)	(854)	24.1
Other income	(123)	130	(253)	—
Profit before taxes	4,821	4,380	441	10.1
Tax on profit	(1,097)	(999)	(98)	9.8
Profit from continuing operations	3,724	3,381	343	10.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,724	3,381	343	10.1
Minority interests	886	807	79	9.7
Attributable profit to the Group	2,839	2,574	265	10.3

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	562,286	480,702	81,584	17.0
Trading portfolio (w/o loans)	342,933	275,379	67,554	24.5
Available-for-sale financial assets	110,338	67,130	43,208	64.4
Due from credit institutions **	155,118	139,476	15,642	11.2
Intangible assets and property and equipment	7,442	8,147	(706)	(8.7)
Other assets	107,711	104,415	3,296	3.2
Total assets/liabilities & shareholders’ equity	1,285,828	1,075,250	210,578	19.6
Customer deposits **	552,715	511,307	41,408	8.1
Marketable debt securities **	84,359	74,174	10,185	13.7
Subordinated debt **	22,445	19,849	2,596	13.1
Insurance liabilities	—	—	—	—
Due to credit institutions **	225,602	164,927	60,675	36.8
Other liabilities	309,920	224,700	85,220	37.9
Stockholders’ equity ***	90,787	80,293	10,494	13.1
Other managed and marketed customer funds	227,797	218,327	9,471	4.3
Mutual funds	227,797	218,327	9,471	4.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	887,316	823,657	63,659	7.7

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico
Million pesos
	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	10,041	10,504	10,939	11,578	11,808
Net fees	3,259	3,613	3,541	3,642	3,445
Gains (losses) on financial transactions	718	564	487	657	679
Other operating income *	(249)	(232)	(463)	(329)	(186)
Gross income	13,769	14,450	14,503	15,547	15,745
Operating expenses	(5,973)	(5,978)	(5,978)	(6,131)	(6,402)
General administrative expenses	(5,467)	(5,444)	(5,501)	(5,664)	(5,817)
Personnel	(2,819)	(2,934)	(2,969)	(2,907)	(3,030)
Other general administrative expenses	(2,648)	(2,510)	(2,533)	(2,757)	(2,787)
Depreciation and amortisation	(506)	(533)	(476)	(467)	(586)
Net operating income	7,795	8,472	8,526	9,416	9,343
Net loan-loss provisions	(3,545)	(3,791)	(4,131)	(3,939)	(4,399)
Other income	130	(36)	17	(174)	(123)
Profit before taxes	4,380	4,644	4,412	5,302	4,821
Tax on profit	(999)	(1,039)	(882)	(1,223)	(1,097)
Profit from continuing operations	3,381	3,606	3,530	4,080	3,724
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	3,381	3,606	3,530	4,080	3,724
Minority interests	807	902	917	925	886
Attributable profit to the Group	2,574	2,704	2,613	3,155	2,839

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	480,702	501,609	535,103	570,433	562,286
Trading portfolio (w/o loans)	275,379	269,846	350,088	320,576	342,933
Available-for-sale financial assets	67,130	69,887	93,721	112,964	110,338
Due from credit institutions **	139,476	124,233	146,957	103,406	155,118
Intangible assets and property and equipment	8,147	8,071	6,886	7,488	7,442
Other assets	104,415	101,354	108,480	109,423	107,711
Total assets/liabilities & shareholders’ equity	1,075,250	1,075,000	1,241,236	1,224,289	1,285,828
Customer deposits **	511,307	504,032	503,652	534,796	552,715
Marketable debt securities **	74,174	82,758	77,205	86,599	84,359
Subordinated debt **	19,849	20,706	22,000	22,788	22,445
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	164,927	148,567	223,811	243,694	225,602
Other liabilities	224,700	233,697	318,821	242,651	309,920
Stockholders’ equity ***	80,293	85,240	95,747	93,761	90,787
Other managed and marketed customer funds	218,327	220,166	220,719	217,086	227,797
Mutual funds	218,327	220,166	220,719	217,086	227,797
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	823,657	827,662	823,577	861,269	887,316

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile
€ million
			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	421	398	23	5.8
Net fees	88	87	1	1.1
Gains (losses) on financial transactions	48	65	(17)	(26.2)
Other operating income *	(0)	4	(4)	—
Gross income	556	553	3	0.5
Operating expenses	(235)	(238)	3	(1.1)
General administrative expenses	(216)	(219)	4	(1.6)
Personnel	(128)	(128)	(0)	0.1
Other general administrative expenses	(88)	(91)	4	(4.0)
Depreciation and amortisation	(19)	(18)	(1)	5.5
Net operating income	321	316	5	1.7
Net loan-loss provisions	(109)	(132)	22	(17.0)
Other income	1	6	(5)	(76.5)
Profit before taxes	213	190	23	12.1
Tax on profit	(40)	(43)	3	(6.8)
Profit from continuing operations	173	147	26	17.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	173	147	26	17.6
Minority interests	52	41	10	24.8
Attributable profit to the Group	122	106	16	14.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	33,350	34,510	(1,160)	(3.4)
Trading portfolio (w/o loans)	2,793	2,940	(147)	(5.0)
Available-for-sale financial assets	3,548	2,290	1,258	54.9
Due from credit institutions **	4,307	4,599	(293)	(6.4)
Intangible assets and property and equipment	354	382	(28)	(7.4)
Other assets	2,536	3,564	(1,028)	(28.8)
Total assets/liabilities & shareholders’ equity	46,888	48,285	(1,397)	(2.9)
Customer deposits **	24,679	26,499	(1,820)	(6.9)
Marketable debt securities **	6,301	7,404	(1,104)	(14.9)
Subordinated debt **	981	1,070	(89)	(8.3)
Insurance liabilities	—	—	—	—
Due to credit institutions **	6,287	4,407	1,879	42.6
Other liabilities	5,519	5,712	(193)	(3.4)
Stockholders’ equity ***	3,121	3,193	(71)	(2.2)
Other managed and marketed customer funds	7,063	7,871	(808)	(10.3)
Mutual funds	5,079	5,793	(714)	(12.3)
Pension funds	—	—	—	—
Managed portfolios	1,984	2,078	(94)	(4.5)
Managed and marketed customer funds	39,024	42,845	(3,821)	(8.9)

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
RoTE	16.43	13.95	2.48 p.
Efficiency ratio (with amortisations)	42.3	42.9	(0.68 p.	)
NPL ratio	5.45	5.88	(0.43 p.	)
Coverage ratio	54.6	52.0	2.60 p.
Number of employees	12,468	12,128	340		2.8
Number of branches	471	476	(5)		(1.1)

Chile
€ million
	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	398	498	460	435	421
Net fees	87	96	93	84	88
Gains (losses) on financial transactions	65	35	51	22	48
Other operating income *	4	4	2	2	(0)
Gross income	553	633	606	543	556
Operating expenses	(238)	(263)	(243)	(260)	(235)
General administrative expenses	(219)	(244)	(224)	(239)	(216)
Personnel	(128)	(149)	(138)	(153)	(128)
Other general administrative expenses	(91)	(95)	(86)	(86)	(88)
Depreciation and amortisation	(18)	(19)	(18)	(21)	(19)
Net operating income	316	370	364	283	321
Net loan-loss provisions	(132)	(126)	(153)	(157)	(109)
Other income	6	(3)	(4)	4	1
Profit before taxes	190	241	207	130	213
Tax on profit	(43)	(28)	(25)	(17)	(40)
Profit from continuing operations	147	212	182	113	173
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	147	212	182	113	173
Minority interests	41	65	57	36	52
Attributable profit to the Group	106	147	125	78	122

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	34,510	33,733	31,874	32,338	33,350
Trading portfolio (w/o loans)	2,940	2,918	3,665	3,144	2,793
Available-for-sale financial assets	2,290	2,831	2,449	2,668	3,548
Due from credit institutions **	4,599	4,020	4,489	4,579	4,307
Intangible assets and property and equipment	382	371	343	355	354
Other assets	3,564	2,621	2,658	2,876	2,536
Total assets/liabilities & shareholders’ equity	48,285	46,495	45,477	45,960	46,888
Customer deposits **	26,499	24,203	23,211	24,347	24,679
Marketable debt securities **	7,404	7,441	6,743	6,504	6,301
Subordinated debt **	1,070	1,023	942	963	981
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	4,407	5,801	5,878	5,886	6,287
Other liabilities	5,712	5,128	5,843	5,280	5,519
Stockholders’ equity ***	3,193	2,898	2,860	2,980	3,121
Other managed and marketed customer funds	7,871	7,792	7,307	7,370	7,063
Mutual funds	5,793	5,786	5,463	5,422	5,079
Pension funds	—	—	—	—	—
Managed portfolios	2,078	2,006	1,845	1,948	1,984
Managed and marketed customer funds	42,845	40,459	38,204	39,184	39,024

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.88	5.73	5.60	5.62	5.45
Coverage ratio	52.0	51.6	52.8	53.9	54.6
Cost of credit	1.74	1.68	1.68	1.65	1.58

Chile
€ million (currency-neutral basis)
			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	421	362	59	16.3
Net fees	88	79	9	11.2
Gains (losses) on financial transactions	48	59	(11)	(18.9)
Other operating income *	(0)	3	(4)	—
Gross income	556	503	53	10.5
Operating expenses	(235)	(216)	(19)	8.8
General administrative expenses	(216)	(199)	(16)	8.2
Personnel	(128)	(116)	(12)	10.0
Other general administrative expenses	(88)	(83)	(5)	5.5
Depreciation and amortisation	(19)	(17)	(3)	15.9
Net operating income	321	287	34	11.8
Net loan-loss provisions	(109)	(120)	10	(8.7)
Other income	1	6	(4)	(74.2)
Profit before taxes	213	173	40	23.2
Tax on profit	(40)	(39)	(1)	2.5
Profit from continuing operations	173	134	39	29.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	173	134	39	29.3
Minority interests	52	38	14	37.2
Attributable profit to the Group	122	96	25	26.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	33,350	30,572	2,778	9.1
Trading portfolio (w/o loans)	2,793	2,604	188	7.2
Available-for-sale financial assets	3,548	2,028	1,519	74.9
Due from credit institutions **	4,307	4,075	232	5.7
Intangible assets and property and equipment	354	339	15	4.5
Other assets	2,536	3,157	(621)	(19.7)
Total assets/liabilities & shareholders’ equity	46,888	42,775	4,113	9.6
Customer deposits **	24,679	23,475	1,204	5.1
Marketable debt securities **	6,301	6,559	(259)	(3.9)
Subordinated debt **	981	948	33	3.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	6,287	3,904	2,382	61.0
Other liabilities	5,519	5,060	459	9.1
Stockholders’ equity ***	3,121	2,828	293	10.4
Other managed and marketed customer funds	7,063	6,973	90	1.3
Mutual funds	5,079	5,132	(53)	(1.0)
Pension funds	—	—	—	—
Managed portfolios	1,984	1,841	143	7.8
Managed and marketed customer funds	39,024	37,955	1,068	2.8

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile
€ million (currency-neutral basis)
	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	362	441	446	430	421
Net fees	79	85	90	83	88
Gains (losses) on financial transactions	59	31	49	23	48
Other operating income *	3	4	2	2	(0)
Gross income	503	560	587	538	556
Operating expenses	(216)	(233)	(236)	(256)	(235)
General administrative expenses	(199)	(216)	(218)	(235)	(216)
Personnel	(116)	(132)	(134)	(150)	(128)
Other general administrative expenses	(83)	(84)	(84)	(85)	(88)
Depreciation and amortisation	(17)	(17)	(18)	(21)	(19)
Net operating income	287	327	352	282	321
Net loan-loss provisions	(120)	(111)	(147)	(153)	(109)
Other income	6	(3)	(4)	4	1
Profit before taxes	173	213	201	133	213
Tax on profit	(39)	(25)	(25)	(18)	(40)
Profit from continuing operations	134	188	176	115	173
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	134	188	176	115	173
Minority interests	38	58	55	36	52
Attributable profit to the Group	96	130	121	79	122

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	30,572	31,604	32,790	32,797	33,350
Trading portfolio (w/o loans)	2,604	2,734	3,770	3,189	2,793
Available-for-sale financial assets	2,028	2,652	2,520	2,706	3,548
Due from credit institutions **	4,075	3,767	4,619	4,644	4,307
Intangible assets and property and equipment	339	348	352	360	354
Other assets	3,157	2,456	2,734	2,916	2,536
Total assets/liabilities & shareholders’ equity	42,775	43,561	46,785	46,613	46,888
Customer deposits **	23,475	22,675	23,879	24,693	24,679
Marketable debt securities **	6,559	6,972	6,937	6,596	6,301
Subordinated debt **	948	958	969	977	981
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	3,904	5,435	6,047	5,970	6,287
Other liabilities	5,060	4,805	6,011	5,355	5,519
Stockholders’ equity ***	2,828	2,715	2,943	3,022	3,121
Other managed and marketed customer funds	6,973	7,301	7,518	7,475	7,063
Mutual funds	5,132	5,421	5,620	5,499	5,079
Pension funds	—	—	—	—	—
Managed portfolios	1,841	1,879	1,898	1,976	1,984
Managed and marketed customer funds	37,955	37,906	39,302	39,740	39,024

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile
Ch$ million
			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	325,329	279,722	45,607	16.3
Net fees	67,614	60,830	6,784	11.2
Gains (losses) on financial transactions	37,034	45,671	(8,636)	(18.9)
Other operating income *	(294)	2,611	(2,905)	—
Gross income	429,684	388,834	40,850	10.5
Operating expenses	(181,590)	(166,957)	(14,633)	8.8
General administrative expenses	(166,585)	(154,015)	(12,570)	8.2
Personnel	(98,758)	(89,753)	(9,005)	10.0
Other general administrative expenses	(67,827)	(64,262)	(3,565)	5.5
Depreciation and amortisation	(15,005)	(12,942)	(2,063)	15.9
Net operating income	248,094	221,876	26,217	11.8
Net loan-loss provisions	(84,383)	(92,461)	8,079	(8.7)
Other income	1,122	4,340	(3,218)	(74.2)
Profit before taxes	164,833	133,755	31,078	23.2
Tax on profit	(31,008)	(30,251)	(758)	2.5
Profit from continuing operations	133,824	103,504	30,320	29.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	133,824	103,504	30,320	29.3
Minority interests	39,853	29,047	10,806	37.2
Attributable profit to the Group	93,971	74,457	19,514	26.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	25,444,315	23,324,691	2,119,625	9.1
Trading portfolio (w/o loans)	2,130,701	1,986,953	143,748	7.2
Available-for-sale financial assets	2,706,681	1,547,496	1,159,186	74.9
Due from credit institutions **	3,285,874	3,108,653	177,222	5.7
Intangible assets and property and equipment	270,191	258,454	11,738	4.5
Other assets	1,935,072	2,408,832	(473,760)	(19.7)
Total assets/liabilities & shareholders’ equity	35,772,836	32,635,077	3,137,759	9.6
Customer deposits **	18,828,541	17,910,204	918,337	5.1
Marketable debt securities **	4,807,083	5,004,370	(197,287)	(3.9)
Subordinated debt **	748,540	723,272	25,268	3.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,796,453	2,978,870	1,817,583	61.0
Other liabilities	4,210,734	3,860,523	350,212	9.1
Stockholders’ equity ***	2,381,484	2,157,838	223,646	10.4
Other managed and marketed customer funds	5,388,674	5,319,970	68,705	1.3
Mutual funds	3,874,931	3,915,566	(40,636)	(1.0)
Pension funds	—	—	—	—
Managed portfolios	1,513,743	1,404,403	109,340	7.8
Managed and marketed customer funds	29,772,839	28,957,816	815,023	2.8

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile
Ch$ million
	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	279,722	340,367	344,624	332,114	325,329
Net fees	60,830	65,361	69,741	64,409	67,614
Gains (losses) on financial transactions	45,671	23,778	37,877	18,089	37,034
Other operating income *	2,611	2,980	1,560	1,282	(294)
Gross income	388,834	432,486	453,802	415,894	429,684
Operating expenses	(166,957)	(179,795)	(182,136)	(197,668)	(181,590)
General administrative expenses	(154,015)	(166,696)	(168,334)	(181,632)	(166,585)
Personnel	(89,753)	(102,044)	(103,697)	(115,785)	(98,758)
Other general administrative expenses	(64,262)	(64,652)	(64,637)	(65,847)	(67,827)
Depreciation and amortisation	(12,942)	(13,099)	(13,802)	(16,037)	(15,005)
Net operating income	221,876	252,691	271,667	218,226	248,094
Net loan-loss provisions	(92,461)	(85,988)	(113,450)	(118,563)	(84,383)
Other income	4,340	(2,008)	(2,938)	2,841	1,122
Profit before taxes	133,755	164,694	155,280	102,503	164,833
Tax on profit	(30,251)	(19,172)	(19,205)	(13,616)	(31,008)
Profit from continuing operations	103,504	145,523	136,074	88,887	133,824
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	103,504	145,523	136,074	88,887	133,824
Minority interests	29,047	44,798	42,529	27,838	39,853
Attributable profit to the Group	74,457	100,724	93,545	61,049	93,971
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	23,324,691	24,112,256	25,017,101	25,022,327	25,444,315
Trading portfolio (w/o loans)	1,986,953	2,085,549	2,876,402	2,432,810	2,130,701
Available-for-sale financial assets	1,547,496	2,023,435	1,922,237	2,064,389	2,706,681
Due from credit institutions **	3,108,653	2,873,800	3,523,682	3,543,335	3,285,874
Intangible assets and property and equipment	258,454	265,481	268,891	274,935	270,191
Other assets	2,408,832	1,873,698	2,086,139	2,225,011	1,935,072
Total assets/liabilities & shareholders’ equity	32,635,077	33,234,218	35,694,451	35,562,808	35,772,836
Customer deposits **	17,910,204	17,299,950	18,218,198	18,839,110	18,828,541
Marketable debt securities **	5,004,370	5,318,871	5,292,185	5,032,677	4,807,083
Subordinated debt **	723,272	731,276	739,433	745,019	748,540
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	2,978,870	4,146,852	4,613,855	4,554,756	4,796,453
Other liabilities	3,860,523	3,665,635	4,585,752	4,085,568	4,210,734
Stockholders’ equity ***	2,157,838	2,071,635	2,245,028	2,305,677	2,381,484
Other managed and marketed customer funds	5,319,970	5,569,920	5,735,494	5,702,734	5,388,674
Mutual funds	3,915,566	4,136,125	4,287,513	4,195,375	3,874,931
Pension funds	—	—	—	—	—
Managed portfolios	1,404,403	1,433,795	1,447,981	1,507,358	1,513,743
Managed and marketed customer funds	28,957,816	28,920,017	29,985,311	30,319,540	29,772,839

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA
€ million
			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	1,548	1,463	85	5.8
Net fees	283	262	22	8.2
Gains (losses) on financial transactions	20	51	(31)	(59.9)
Other operating income *	116	92	24	26.7
Gross income	1,968	1,868	100	5.4
Operating expenses	(777)	(696)	(81)	11.7
General administrative expenses	(703)	(635)	(67)	10.6
Personnel	(416)	(363)	(53)	14.5
Other general administrative expenses	(287)	(272)	(15)	5.5
Depreciation and amortisation	(74)	(60)	(14)	22.7
Net operating income	1,191	1,172	19	1.6
Net loan-loss provisions	(861)	(639)	(222)	34.8
Other income	(66)	(18)	(47)	255.5
Profit before taxes	264	514	(250)	(48.7)
Tax on profit	(103)	(158)	54	(34.5)
Profit from continuing operations	160	356	(196)	(55.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	160	356	(196)	(55.0)
Minority interests	79	100	(21)	(21.0)
Attributable profit to the Group	82	257	(175)	(68.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	80,836	82,418	(1,582)	(1.9)
Trading portfolio (w/o loans)	2,366	1,524	842	55.3
Available-for-sale financial assets	18,227	16,549	1,679	10.1
Due from credit institutions **	4,604	4,663	(59)	(1.3)
Intangible assets and property and equipment	9,254	7,975	1,279	16.0
Other assets	20,581	9,660	10,921	113.0
Total assets/liabilities & shareholders’ equity	135,868	122,788	13,080	10.7
Customer deposits **	59,526	60,162	(635)	(1.1)
Marketable debt securities **	21,528	19,221	2,307	12.0
Subordinated debt **	885	918	(33)	(3.6)
Insurance liabilities	—	—	—	—
Due to credit institutions **	32,039	23,770	8,269	34.8
Other liabilities	8,720	7,605	1,115	14.7
Stockholders’ equity ***	13,170	11,113	2,057	18.5
Other managed and marketed customer funds	18,293	22,613	(4,319)	(19.1)
Mutual funds	6,813	8,536	(1,723)	(20.2)
Pension funds	—	—	—	—
Managed portfolios	11,481	14,077	(2,596)	(18.4)
Managed and marketed customer funds****	82,288	86,077	(3,790)	(4.4)

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + valuation adjustments

(****).- Excluding marketable debt securities of Santander Consumer USA

Ratios (%) and other data
RoTE	2.70	9.83	(7.13 p.	)
Efficiency ratio (with amortisations)	39.5	37.3	2.23 p.
NPL ratio	2.19	2.20	(0.01 p.	)
Coverage ratio	221.1	211.5	9.60 p.
Number of employees	18,229	16,918	1,311		7.7
Number of branches	773	804	(31)		(3.9)

USA
€ million
	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	1,463	1,549	1,550	1,554	1,548
Net fees	262	271	266	286	283
Gains (losses) on financial transactions	51	103	39	37	20
Other operating income *	92	77	96	102	116
Gross income	1,868	2,000	1,952	1,979	1,968
Operating expenses	(696)	(729)	(772)	(827)	(777)
General administrative expenses	(635)	(663)	(708)	(754)	(703)
Personnel	(363)	(379)	(388)	(413)	(416)
Other general administrative expenses	(272)	(284)	(320)	(342)	(287)
Depreciation and amortisation	(60)	(66)	(64)	(73)	(74)
Net operating income	1,172	1,271	1,180	1,152	1,191
Net loan-loss provisions	(639)	(754)	(750)	(959)	(861)
Other income	(18)	(42)	(37)	(51)	(66)
Profit before taxes	514	475	393	142	264
Tax on profit	(158)	(158)	(129)	(72)	(103)
Profit from continuing operations	356	317	264	69	160
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	356	317	264	69	160
Minority interests	100	100	78	51	79
Attributable profit to the Group	257	217	186	18	82

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	82,418	79,652	80,789	84,190	80,836
Trading portfolio (w/o loans)	1,524	1,676	1,248	2,299	2,366
Available-for-sale financial assets	16,549	16,783	18,446	19,145	18,227
Due from credit institutions **	4,663	4,969	4,305	3,901	4,604
Intangible assets and property and equipment	7,975	7,899	8,585	9,156	9,254
Other assets	9,660	10,086	12,065	11,892	20,581
Total assets/liabilities & shareholders’ equity	122,788	121,064	125,438	130,584	135,868
Customer deposits **	60,162	58,133	58,970	60,115	59,526
Marketable debt securities **	19,221	20,942	21,552	23,000	21,528
Subordinated debt **	918	872	891	906	885
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	23,770	21,584	25,138	26,169	32,039
Other liabilities	7,605	8,397	7,571	9,073	8,720
Stockholders’ equity ***	11,113	11,136	11,315	11,321	13,170
Other managed and marketed customer funds	22,613	20,942	19,980	19,478	18,293
Mutual funds	8,536	7,707	7,317	7,123	6,813
Pension funds	—	—	—	—	—
Managed portfolios	14,077	13,235	12,663	12,355	11,481
Managed and marketed customer funds****	86,077	83,078	83,427	84,238	82,288

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + valuation adjustments

(****).- Excluding marketable debt securities of Santander Consumer USA

Other information
NPL ratio	2.20	2.20	2.20	2.13	2.19
Coverage ratio	211.5	224.2	218.3	225.0	221.1
Cost of credit	3.25	3.39	3.36	3.66	3.85

USA
€ million (currency-neutral basis)
			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	1,548	1,494	54	3.6
Net fees	283	267	16	6.0
Gains (losses) on financial transactions	20	52	(32)	(60.8)
Other operating income *	116	93	23	24.1
Gross income	1,968	1,906	61	3.2
Operating expenses	(777)	(710)	(67)	9.4
General administrative expenses	(703)	(649)	(54)	8.4
Personnel	(416)	(371)	(45)	12.2
Other general administrative expenses	(287)	(278)	(9)	3.3
Depreciation and amortisation	(74)	(62)	(12)	20.2
Net operating income	1,191	1,196	(5)	(0.5)
Net loan-loss provisions	(861)	(652)	(209)	32.0
Other income	(66)	(19)	(47)	248.3
Profit before taxes	264	525	(261)	(49.7)
Tax on profit	(103)	(161)	58	(35.8)
Profit from continuing operations	160	364	(203)	(55.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	160	364	(203)	(55.9)
Minority interests	79	102	(23)	(22.6)
Attributable profit to the Group	82	262	(180)	(68.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	80,836	77,886	2,950	3.8
Trading portfolio (w/o loans)	2,366	1,440	926	64.3
Available-for-sale financial assets	18,227	15,639	2,589	16.6
Due from credit institutions **	4,604	4,406	197	4.5
Intangible assets and property and equipment	9,254	7,536	1,718	22.8
Other assets	20,581	9,129	11,452	125.4
Total assets/liabilities & shareholders’ equity	135,868	116,037	19,831	17.1
Customer deposits **	59,526	56,854	2,673	4.7
Marketable debt securities **	21,528	18,164	3,364	18.5
Subordinated debt **	885	868	17	2.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	32,039	22,463	9,576	42.6
Other liabilities	8,720	7,187	1,533	21.3
Stockholders’ equity ***	13,170	10,502	2,668	25.4
Other managed and marketed customer funds	18,293	21,369	(3,076)	(14.4)
Mutual funds	6,813	8,066	(1,254)	(15.5)
Pension funds	—	—	—	—
Managed portfolios	11,481	13,303	(1,822)	(13.7)
Managed and marketed customer funds****	82,288	81,344	943	1.2

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + valuation adjustments

(****).- Excluding marketable debt securities of Santander Consumer USA

USA

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	1,494	1,553	1,563	1,543	1,548
Net fees	267	272	269	285	283
Gains (losses) on financial transactions	52	104	39	36	20
Other operating income *	93	77	97	102	116
Gross income	1,906	2,005	1,969	1,966	1,968
Operating expenses	(710)	(731)	(779)	(823)	(777)
General administrative expenses	(649)	(665)	(714)	(750)	(703)
Personnel	(371)	(380)	(391)	(410)	(416)
Other general administrative expenses	(278)	(285)	(323)	(340)	(287)
Depreciation and amortisation	(62)	(66)	(65)	(73)	(74)
Net operating income	1,196	1,274	1,190	1,143	1,191
Net loan-loss provisions	(652)	(757)	(757)	(956)	(861)
Other income	(19)	(42)	(37)	(51)	(66)
Profit before taxes	525	475	396	136	264
Tax on profit	(161)	(158)	(130)	(71)	(103)
Profit from continuing operations	364	317	266	66	160
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	364	317	266	66	160
Minority interests	102	101	78	50	79
Attributable profit to the Group	262	217	188	15	82

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	77,886	78,280	79,498	80,508	80,836
Trading portfolio (w/o loans)	1,440	1,647	1,228	2,199	2,366
Available-for-sale financial assets	15,639	16,494	18,151	18,308	18,227
Due from credit institutions **	4,406	4,883	4,236	3,731	4,604
Intangible assets and property and equipment	7,536	7,763	8,448	8,756	9,254
Other assets	9,129	9,912	11,872	11,372	20,581
Total assets/liabilities & shareholders’ equity	116,037	118,979	123,433	124,872	135,868
Customer deposits **	56,854	57,132	58,027	57,485	59,526
Marketable debt securities **	18,164	20,581	21,208	21,994	21,528
Subordinated debt **	868	857	877	866	885
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	22,463	21,212	24,737	25,025	32,039
Other liabilities	7,187	8,252	7,450	8,677	8,720
Stockholders’ equity ***	10,502	10,945	11,134	10,826	13,170
Other managed and marketed customer funds	21,369	20,581	19,661	18,626	18,293
Mutual funds	8,066	7,574	7,200	6,812	6,813
Pension funds	—	—	—	—	—
Managed portfolios	13,303	13,007	12,461	11,814	11,481
Managed and marketed customer funds****	81,344	81,648	82,093	80,554	82,288

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

(****).- Excluding marketable debt securities of Santander Consumer USA

USA

US$ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	1,706	1,646	60	3.6
Net fees	312	294	18	6.0
Gains (losses) on financial transactions	23	58	(35)	(60.8)
Other operating income *	128	103	25	24.1
Gross income	2,168	2,101	68	3.2
Operating expenses	(856)	(783)	(73)	9.4
General administrative expenses	(775)	(715)	(60)	8.4
Personnel	(458)	(408)	(50)	12.2
Other general administrative expenses	(317)	(306)	(10)	3.3
Depreciation and amortisation	(82)	(68)	(14)	20.2
Net operating income	1,312	1,318	(6)	(0.5)
Net loan-loss provisions	(949)	(719)	(230)	32.0
Other income	(72)	(21)	(52)	248.3
Profit before taxes	291	579	(288)	(49.7)
Tax on profit	(114)	(178)	64	(35.8)
Profit from continuing operations	177	401	(224)	(55.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	177	401	(224)	(55.9)
Minority interests	87	112	(25)	(22.6)
Attributable profit to the Group	90	289	(199)	(68.8)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Customer loans **	92,031	88,673	3,358	3.8
Trading portfolio (w/o loans)	2,694	1,640	1,054	64.3
Available-for-sale financial assets	20,752	17,805	2,947	16.6
Due from credit institutions **	5,242	5,017	225	4.5
Intangible assets and property and equipment	10,536	8,580	1,956	22.8
Other assets	23,431	10,393	13,038	125.4
Total assets/liabilities & shareholders’ equity	154,686	132,108	22,578	17.1
Customer deposits **	67,771	64,728	3,043	4.7
Marketable debt securities **	24,509	20,680	3,830	18.5
Subordinated debt **	1,008	988	20	2.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	36,476	25,574	10,903	42.6
Other liabilities	9,928	8,182	1,746	21.3
Stockholders’ equity ***	14,994	11,957	3,038	25.4
Other managed and marketed customer funds	20,827	24,329	(3,502)	(14.4)
Mutual funds	7,756	9,184	(1,427)	(15.5)
Pension funds	—	—	—	—
Managed portfolios	13,071	15,146	(2,075)	(13.7)
Managed and marketed customer funds****	93,685	92,611	1,074	1.2

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

(****).- Excluding marketable debt securities of Santander Consumer USA

USA

US$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	1,646	1,711	1,723	1,701	1,706
Net fees	294	300	296	314	312
Gains (losses) on financial transactions	58	114	43	40	23
Other operating income *	103	85	107	112	128
Gross income	2,101	2,210	2,169	2,167	2,168
Operating expenses	(783)	(806)	(858)	(907)	(856)
General administrative expenses	(715)	(733)	(787)	(827)	(775)
Personnel	(408)	(419)	(431)	(452)	(458)
Other general administrative expenses	(306)	(314)	(356)	(375)	(317)
Depreciation and amortisation	(68)	(73)	(71)	(80)	(82)
Net operating income	1,318	1,404	1,311	1,260	1,312
Net loan-loss provisions	(719)	(834)	(834)	(1,053)	(949)
Other income	(21)	(46)	(41)	(56)	(72)
Profit before taxes	579	524	436	150	291
Tax on profit	(178)	(174)	(143)	(78)	(114)
Profit from continuing operations	401	350	294	73	177
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	401	350	294	73	177
Minority interests	112	111	86	55	87
Attributable profit to the Group	289	239	207	17	90

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Customer loans **	88,673	89,122	90,508	91,658	92,031
Trading portfolio (w/o loans)	1,640	1,875	1,398	2,503	2,694
Available-for-sale financial assets	17,805	18,778	20,665	20,843	20,752
Due from credit institutions **	5,017	5,559	4,822	4,247	5,242
Intangible assets and property and equipment	8,580	8,838	9,618	9,968	10,536
Other assets	10,393	11,285	13,517	12,947	23,431
Total assets/liabilities & shareholders’ equity	132,108	135,458	140,528	142,167	154,686
Customer deposits **	64,728	65,045	66,064	65,447	67,771
Marketable debt securities **	20,680	23,432	24,145	25,040	24,509
Subordinated debt **	988	976	998	986	1,008
Insurance liabilities	—	—	—	—	—
Due to credit institutions **	25,574	24,150	28,163	28,490	36,476
Other liabilities	8,182	9,395	8,482	9,878	9,928
Stockholders’ equity ***	11,957	12,461	12,676	12,326	14,994
Other managed and marketed customer funds	24,329	23,432	22,384	21,206	20,827
Mutual funds	9,184	8,623	8,198	7,755	7,756
Pension funds	—	—	—	—	—
Managed portfolios	15,146	14,808	14,186	13,451	13,071
Managed and marketed customer funds****	92,611	92,956	93,463	91,710	93,685

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

(****).- Excluding marketable debt securities of Santander Consumer USA

Corporate Centre

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	(169)	(220)	52	(23.4)
Net fees	(5)	(2)	(3)	178.8
Gains (losses) on financial transactions	(32)	12	(44)	—
Other operating income	(18)	(19)	1	(7.1)
Dividends	2	1	1	67.3
Income from equity-accounted method	(16)	(12)	(4)	32.4
Other operating income/expenses	(4)	(8)	5	(56.1)
Gross income	(223)	(230)	6	(2.8)
Operating expenses	(126)	(142)	16	(11.3)
Net operating income	(349)	(372)	23	(6.1)
Net loan-loss provisions	1	(1)	2	—
Other income	(5)	(98)	92	(94.8)
Underlying profit before taxes	(353)	(470)	117	(24.9)
Tax on profit	36	5	31	639.3
Underlying profit from continuing operations	(317)	(465)	148	(31.8)
Net profit from discontinued operations	—	0	(0)	(100.0)
Underlying consolidated profit	(317)	(465)	148	(31.8)
Minority interests	(6)	26	(32)	—
Underlying attributable profit to the Group	(311)	(491)	180	(36.7)
Net capital gains and provisions	—	—	—	—
Attributable profit to the Group	(311)	(491)	180	(36.7)

			Variation
	31.03.16	31.03.15	Amount	%
Balance sheet
Trading portfolio (w/o loans)	1,616	3,859	(2,243)	(58.1)
Available-for-sale financial assets	3,654	3,376	278	8.2
Goodwill	26,209	28,666	(2,457)	(8.6)
Capital assigned to Group areas	84,715	83,180	1,534	1.8
Other assets	20,060	36,449	(16,389)	(45.0)
Total assets/liabilities & shareholders’ equity	136,255	155,531	(19,277)	(12.4)
Customer deposits *	1,610	2,554	(945)	(37.0)
Marketable debt securities *	24,285	26,410	(2,125)	(8.0)
Subordinated debt	8,195	5,855	2,340	40.0
Other liabilities	16,879	25,136	(8,257)	(32.8)
Stockholders’ equity ***	85,286	95,576	(10,290)	(10.8)
Other managed and marketed customer funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	34,090	34,820	(730)	(2.1)

(**).- Including all on-balance sheet balances for this item

(**).- Capital + reserves + profit + valuation adjustments

Resources
Number of employees	1,974	2,125	(151)	(7.1)

Corporate Centre

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	(220)	(132)	(139)	(137)	(169)
Net fees	(2)	(6)	(0)	(6)	(5)
Gains (losses) on financial transactions	12	(68)	90	116	(32)
Other operating income	(19)	28	(8)	(6)	(18)
Dividends	1	38	24	9	2
Income from equity-accounted method	(12)	(8)	(16)	(6)	(16)
Other operating income/expenses	(8)	(2)	(15)	(9)	(4)
Gross income	(230)	(177)	(56)	(32)	(223)
Operating expenses	(142)	(150)	(142)	(112)	(126)
Net operating income	(372)	(327)	(199)	(144)	(349)
Net loan-loss provisions	(1)	2	(1)	26	1
Other income	(98)	(132)	(148)	(130)	(5)
Underlying profit before taxes	(470)	(457)	(348)	(247)	(353)
Tax on profit	5	(32)	(44)	131	36
Underlying profit from continuing operations	(465)	(489)	(392)	(117)	(317)
Net profit from discontinued operations	0	—	(0)	—	—
Underlying consolidated profit	(465)	(489)	(392)	(117)	(317)
Minority interests	26	(1)	2	2	(6)
Underlying attributable profit to the Group	(491)	(489)	(395)	(119)	(311)
Net capital gains and provisions	—	835	—	(1,435)	—
Attributable profit to the Group	(491)	346	(395)	(1,554)	(311)

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16
Balance sheet
Trading portfolio (w/o loans)	3,859	3,058	1,331	2,656	1,616
Available-for-sale financial assets	3,376	3,721	3,585	3,773	3,654
Goodwill	28,666	28,593	26,777	26,960	26,209
Capital assigned to Group areas	83,180	81,700	77,606	77,163	84,715
Other assets	36,449	36,369	37,305	37,583	20,060
Total assets/liabilities & shareholders’ equity	155,531	153,442	146,605	148,136	136,255
Customer deposits*	2,554	2,177	1,997	5,185	1,610
Marketable debt securities*	26,410	22,220	24,448	27,791	24,285
Subordinated debt	5,855	6,861	8,354	9,596	8,195
Other liabilities	25,136	29,270	25,974	21,049	16,879
Stockholders’ equity ***	95,576	92,913	85,833	84,515	85,286
Other managed and marketed customer funds	—	—	—	—	—
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Managed and marketed customer funds	34,820	31,258	34,798	42,572	34,090

(*).-   Including all on-balance sheet balances for this item

(**).- Capital + reserves + profit + valuation adjustments

Retail Banking

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	7,154	7,496	(342)	(4.6)
Net fees	2,044	2,159	(115)	(5.3)
Gains (losses) on financial transactions	180	347	(167)	(48.0)
Other operating income *	173	178	(5)	(2.6)
Gross income	9,552	10,180	(628)	(6.2)
Operating expenses	(4,492)	(4,640)	148	(3.2)
General administrative expenses	(4,104)	(4,262)	158	(3.7)
Personnel	(2,201)	(2,263)	62	(2.8)
Other general administrative expenses	(1,903)	(1,998)	95	(4.8)
Depreciation and amortisation	(388)	(378)	(10)	2.7
Net operating income	5,060	5,540	(480)	(8.7)
Net loan-loss provisions	(2,161)	(2,318)	157	(6.8)
Other income	(416)	(372)	(44)	11.9
Profit before taxes	2,482	2,849	(367)	(12.9)
Tax on profit	(673)	(757)	84	(11.1)
Profit from continuing operations	1,809	2,093	(283)	(13.5)
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	1,809	2,093	(283)	(13.5)
Minority interests	255	284	(29)	(10.3)
Attributable profit to the Group	1,554	1,808	(254)	(14.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	7,496	7,653	7,396	7,312	7,154
Net fees	2,159	2,177	2,122	2,104	2,044
Gains (losses) on financial transactions	347	347	369	297	180
Other operating income *	178	189	193	(185)	173
Gross income	10,180	10,366	10,080	9,528	9,552
Operating expenses	(4,640)	(4,689)	(4,609)	(4,737)	(4,492)
General administrative expenses	(4,262)	(4,283)	(4,225)	(4,331)	(4,104)
Personnel	(2,263)	(2,339)	(2,236)	(2,303)	(2,201)
Other general administrative expenses	(1,998)	(1,944)	(1,988)	(2,029)	(1,903)
Depreciation and amortisation	(378)	(406)	(385)	(406)	(388)
Net operating income	5,540	5,677	5,471	4,792	5,060
Net loan-loss provisions	(2,318)	(2,319)	(2,321)	(2,289)	(2,161)
Other income	(372)	(473)	(479)	(426)	(416)
Profit before taxes	2,849	2,885	2,671	2,077	2,482
Tax on profit	(757)	(752)	(610)	(507)	(673)
Profit from continuing operations	2,093	2,133	2,060	1,569	1,809
Net profit from discontinued operations	0	0	(0)	—	—
Consolidated profit	2,093	2,133	2,060	1,569	1,809
Minority interests	284	321	290	219	255
Attributable profit to the Group	1,808	1,812	1,770	1,350	1,554

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	7,154	6,779	374	5.5
Net fees	2,044	1,916	128	6.7
Gains (losses) on financial transactions	180	340	(159)	(46.9)
Other operating income *	173	179	(6)	(3.4)
Gross income	9,552	9,214	337	3.7
Operating expenses	(4,492)	(4,187)	(305)	7.3
General administrative expenses	(4,104)	(3,849)	(255)	6.6
Personnel	(2,201)	(2,047)	(153)	7.5
Other general administrative expenses	(1,903)	(1,801)	(102)	5.7
Depreciation and amortisation	(388)	(338)	(50)	14.8
Net operating income	5,060	5,028	32	0.6
Net loan-loss provisions	(2,161)	(2,092)	(69)	3.3
Other income	(416)	(313)	(104)	33.1
Profit before taxes	2,482	2,623	(141)	(5.4)
Tax on profit	(673)	(692)	19	(2.8)
Profit from continuing operations	1,809	1,931	(121)	(6.3)
Net profit from discontinued operations	—	0	(0)	(100.0)
Consolidated profit	1,809	1,931	(121)	(6.3)
Minority interests	255	267	(11)	(4.3)
Attributable profit to the Group	1,554	1,664	(110)	(6.6)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	6,779	6,934	7,029	7,070	7,154
Net fees	1,916	1,947	1,988	2,010	2,044
Gains (losses) on financial transactions	340	312	345	307	180
Other operating income *	179	183	188	(178)	173
Gross income	9,214	9,375	9,550	9,210	9,552
Operating expenses	(4,187)	(4,248)	(4,359)	(4,551)	(4,492)
General administrative expenses	(3,849)	(3,882)	(3,994)	(4,162)	(4,104)
Personnel	(2,047)	(2,124)	(2,114)	(2,215)	(2,201)
Other general administrative expenses	(1,801)	(1,758)	(1,880)	(1,948)	(1,903)
Depreciation and amortisation	(338)	(367)	(364)	(389)	(388)
Net operating income	5,028	5,126	5,191	4,659	5,060
Net loan-loss provisions	(2,092)	(2,100)	(2,197)	(2,222)	(2,161)
Other income	(313)	(412)	(445)	(425)	(416)
Profit before taxes	2,623	2,614	2,550	2,011	2,482
Tax on profit	(692)	(680)	(596)	(503)	(673)
Profit from continuing operations	1,931	1,934	1,954	1,508	1,809
Net profit from discontinued operations	0	0	(0)	—	—
Consolidated profit	1,931	1,934	1,954	1,508	1,809
Minority interests	267	296	280	215	255
Attributable profit to the Group	1,664	1,638	1,674	1,293	1,554

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	650	776	(126)	(16.2)
Net fees	357	366	(9)	(2.6)
Gains (losses) on financial transactions	356	292	63	21.6
Other operating income *	40	20	19	95.8
Gross income	1,403	1,455	(52)	(3.6)
Operating expenses	(485)	(529)	44	(8.3)
General administrative expenses	(464)	(485)	21	(4.3)
Personnel	(266)	(279)	13	(4.8)
Other general administrative expenses	(198)	(206)	7	(3.6)
Depreciation and amortisation	(21)	(44)	23	(51.9)
Net operating income	917	926	(8)	(0.9)
Net loan-loss provisions	(223)	(201)	(22)	10.9
Other income	(0)	5	(5)	—
Profit before taxes	694	729	(35)	(4.8)
Tax on profit	(200)	(206)	7	(3.2)
Profit from continuing operations	494	523	(29)	(5.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	494	523	(29)	(5.5)
Minority interests	41	38	3	7.2
Attributable profit to the Group	454	485	(31)	(6.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	776	759	736	730	650
Net fees	366	415	353	349	357
Gains (losses) on financial transactions	292	59	132	240	356
Other operating income *	20	151	46	51	40
Gross income	1,455	1,384	1,267	1,370	1,403
Operating expenses	(529)	(533)	(532)	(519)	(485)
General administrative expenses	(485)	(489)	(490)	(486)	(464)
Personnel	(279)	(285)	(271)	(273)	(266)
Other general administrative expenses	(206)	(203)	(219)	(214)	(198)
Depreciation and amortisation	(44)	(44)	(43)	(33)	(21)
Net operating income	926	851	734	851	917
Net loan-loss provisions	(201)	(143)	(75)	(262)	(223)
Other income	5	(24)	(28)	(46)	(0)
Profit before taxes	729	685	632	543	694
Tax on profit	(206)	(189)	(185)	(152)	(200)
Profit from continuing operations	523	496	447	391	494
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	523	496	447	391	494
Minority interests	38	31	27	23	41
Attributable profit to the Group	485	464	420	368	454

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million (currency-neutral basis)

			Variation
	1Q 16	1Q 15	Amount	%
Income statement
Net interest income	650	664	(14)	(2.1)
Net fees	357	331	26	7.8
Gains (losses) on financial transactions	356	265	90	34.1
Other operating income *	40	21	18	87.4
Gross income	1,403	1,282	121	9.4
Operating expenses	(485)	(488)	3	(0.6)
General administrative expenses	(464)	(448)	(16)	3.6
Personnel	(266)	(255)	(11)	4.1
Other general administrative expenses	(198)	(193)	(6)	2.9
Depreciation and amortisation	(21)	(40)	19	(47.4)
Net operating income	917	794	124	15.6
Net loan-loss provisions	(223)	(168)	(55)	32.6
Other income	(0)	1	(1)	—
Profit before taxes	694	626	68	10.8
Tax on profit	(200)	(174)	(26)	14.8
Profit from continuing operations	494	452	42	9.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	494	452	42	9.3
Minority interests	41	31	10	31.8
Attributable profit to the Group	454	421	32	7.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Income statement
Net interest income	664	663	682	691	650
Net fees	331	377	334	337	357
Gains (losses) on financial transactions	265	55	137	217	356
Other operating income *	21	151	47	52	40
Gross income	1,282	1,246	1,200	1,297	1,403
Operating expenses	(488)	(492)	(507)	(500)	(485)
General administrative expenses	(448)	(451)	(466)	(468)	(464)
Personnel	(255)	(261)	(257)	(262)	(266)
Other general administrative expenses	(193)	(190)	(209)	(206)	(198)
Depreciation and amortisation	(40)	(41)	(41)	(32)	(21)
Net operating income	794	754	693	798	917
Net loan-loss provisions	(168)	(118)	(81)	(249)	(223)
Other income	1	(23)	(26)	(44)	(0)
Profit before taxes	626	613	586	504	694
Tax on profit	(174)	(168)	(170)	(138)	(200)
Profit from continuing operations	452	444	416	366	494
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	452	444	416	366	494
Minority interests	31	26	25	23	41
Attributable profit to the Group	421	418	391	343	454

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16

Continental Europe	8.52	8.15	7.89	7.27	7.08
Spain	7.25	6.91	6.61	6.53	6.36
Santander Consumer Finance	4.52	4.25	4.15	3.42	3.28
Poland	7.33	7.07	7.14	6.30	5.93
Portugal	8.96	8.80	8.86	7.46	8.55
United Kingdom	1.75	1.61	1.51	1.52	1.49
Latin America	4.64	4.74	4.65	4.96	4.88
Brazil	4.90	5.13	5.30	5.98	5.93
Mexico	3.71	3.81	3.54	3.38	3.06
Chile	5.88	5.73	5.60	5.62	5.45
USA	2.20	2.20	2.20	2.13	2.19
Operating Areas	4.87	4.68	4.52	4.39	4.36
Total Group	4.85	4.64	4.50	4.36	4.33

Coverage ratio

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16

Continental Europe	58.6	58.9	60.4	64.2	65.4
Spain	46.6	46.8	47.8	48.1	50.2
Santander Consumer Finance	103.6	104.9	107.2	109.1	111.9
Poland	61.6	63.5	63.1	64.0	67.0
Portugal	52.4	54.2	56.2	99.0	87.7
United Kingdom	41.2	40.3	39.6	38.2	36.5
Latin America	83.6	84.4	85.4	79.0	79.7
Brazil	95.2	95.9	96.0	83.7	83.7
Mexico	88.4	87.5	93.0	90.6	97.5
Chile	52.0	51.6	52.8	53.9	54.6
USA	211.5	224.2	218.3	225.0	221.1
Operating Areas	68.3	69.4	70.5	72.6	73.3
Total Group	68.9	70.1	71.1	73.1	74.0

Cost of credit

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16

Continental Europe	0.95	0.86	0.77	0.68	0.60
Spain	0.97	0.84	0.71	0.62	0.54
Santander Consumer Finance	0.93	0.91	0.87	0.77	0.64
Poland	1.00	1.00	0.96	0.87	0.82
Portugal	0.45	0.38	0.35	0.29	0.28
United Kingdom	0.11	0.08	0.04	0.03	0.01
Latin America	3.53	3.39	3.33	3.36	3.39
Brazil	4.63	4.45	4.40	4.50	4.63
Mexico	2.92	2.89	2.87	2.91	2.95
Chile	1.74	1.68	1.68	1.65	1.58
USA	3.25	3.39	3.36	3.66	3.85
Operating Areas	1.38	1.33	1.27	1.26	1.24
Total Group	1.38	1.32	1.26	1.25	1.22

Risk-weighted assets

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16

Continental Europe	226,348	222,524	215,770	215,599	218,694
Spain	111,376	106,999	103,608	101,686	101,302
Santander Consumer Finance	55,711	54,895	54,890	54,543	57,186
Poland	17,329	16,800	16,876	17,164	17,653
Portugal	15,804	16,001	15,988	19,956	19,654
Spain’s real estate activity	14,892	16,558	16,576	14,770	15,328
United Kingdom	114,165	121,925	118,058	117,184	111,321
Latin America	174,954	169,250	152,805	153,286	144,179
Brazil	96,648	93,986	81,502	81,836	75,500
Mexico	29,254	28,727	26,834	27,519	26,717
Chile	32,252	30,258	28,236	28,412	28,805
USA	88,309	82,555	82,810	87,262	83,938
Operating Areas	603,776	596,254	569,443	573,331	558,132
Corporate Centre	14,175	13,230	16,373	12,278	13,827
Total Group	617,951	609,484	585,816	585,609	571,959

Item 4

27 April 2016

Earnings Presentation 1Q'16

Simple | Personal | Fair
Santander

Important information

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Santander 2

Agenda

- **Group performance 1Q'16**
- Business areas 1Q'16
- Conclusions
- Appendix

1Q'16 Financial Highlights

- Attributable profit of €1,633 million

vs. 1Q'15	-5% in euros +8% (currency-neutral basis)

- Commercial revenues up y-o-y (currency-neutral basis)

Net interest income	+6%
Fee income	+7%

- Enhanced balance sheet quality and lower cost of credit

NPL ratio	4.33%
Cost of credit	1.22%

- Capital increase compatible with high RoTE

FL CET1	10.27%
RoTE	11.1%

Santander 4

1Q'16 Business Highlights

Var. Mar'16 / Mar'15

- **Selective growth:**
  - Lending to individuals and SMEs (+4%)
  - Demand deposits (+9%)

Loans	+4%
Funds	+4%

- **Loyal customers: 14.0 million**

Individuals	+899,000	+8%
Companies	+110,000	+10%

- **Digital customers: 17.8 million**

Total customers	+2.6 mill.	+17%
Mobile banking users	+2.4 mill.	+49%

Santander 5

Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change on a currency-neutral basis

INCOME STATEMENT

Good momentum in profits, growing on a currency-neutral basis

Underlying attributable profit
(€ Million)
-5%
1,717
1,709
1,680
+12%
1,633
1,460
1Q'15
2Q
3Q
4Q
1Q'16

Underlying attributable profit
(€ Million, currency-neutral basis)
+8%
1,510
1,489
1,555
+19%
1,633
1,378
1Q'15
2Q
3Q
4Q
1Q'16

Santander 6

Note: Excluding non-recurring net capital gains and provisions in 2Q'15 and 4Q'15

INCOME STATEMENT

Higher attributable profit backed by commercial revenues and lower cost of credit (currency-neutral basis)

€ million	1Q'16	%1Q'15	%1Q'15 (currency-neutral)
NII + Fee income	10,021	-5.1	6.0
Gross income	10,730	-6.2	4.1
Operating expenses	-5,158	-4.1	5.6
Net operating income	5,572	-8.1	2.8
Loan-loss provisions	-2,408	-6.0	4.5
PBT	**2,732**	**-8.6**	**2.7**
Tax	-810	-12.2	-1.9
Attributable profit	**1,633**	**-4.9**	**8.2**

A Gross income backed by commercial transformation

B Operational excellence and greater effort in cost control

C Ongoing credit quality improvement, with stable provisions in recent quarters

D Profit growth, focusing on generating shareholder value

Santander 7

A GROSS INCOME

Net interest income rose in 9 of 10 core units and fee income grew at a faster pace in general terms

Gross income

€ million and % change (currency-neutral basis)

10,306
413
+6%
151
+7%
-140
-17%
10,730
+4%
1Q'15 Gross income
Net interest income
Fee income
Trading gains and Other¹
1Q'16 Gross income

Net interest income

- NII growth driven by larger volumes in loans and deposits
- Lower cost of deposits and pressure on assets

Fee income by segment

- The rise in fee income spurred by the increase in loyal customers

85%
Commercial Banking
+7% /1Q'15
15%
Global Corporate Banking
+8% /1Q'15

Santander 8

(1) "Other" includes income from equity accounted method, dividends and other operating results

A GROSS INCOME

Commercial revenues continued to grow, underpinned by a structure that generates higher recurring income

Gross income

€ million (currency-neutral basis)

Net interest income
6,679
7,210
7,624
Fee income
2,187
2,246
2,397
GoFT and Other
803
849
709
1Q'14 2Q 3Q 4Q 1Q'15 2Q 3Q 4Q 1Q'16

Gross income structure (1Q'16)

Net interest income
71%
Other revenues
2%
GoFT
5%
22%
Fee income

	SAN	Peers (2015)
NII + fee income	93%	84%
GoTF and Other	7%	16%

GoFT: Gains on Financial Transactions

Santander 9

Peers: BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sanpaolo, Itaú, JPMorgan Chase, Lloyds, Société Générale, UBS, UniCredit, Bank of America, Wells Fargo, Barclays, Standard Chartered and ING Group

B OPERATING EXPENSES

Active cost management allowing for further investment and to remain as best-in-class for efficiency

Total operating expenses

€ million and % change (currency-neutral basis)

+6%
4,883
5,158
+1%
excl. inflation and perimeter
1Q'15 Costs
1Q'16 Costs

Best-in-class in efficiency

%

48.1
<45
1Q'16
2018(e)

- **Of note: Brazil** (-4%), **Spain** (-2%) and the **UK** (-1%) in real terms and excluding perimeter
- Countries with higher inflation and investments in transformation and regulation registered the highest costs

- Launching of **measures** to keep on **investing in commercial transformation**
- **Maintaining the commitment made to the market at the Investor Day** for **2018**

Santander 10

C CREDIT QUALITY

Credit quality continued to improve, backed by a well-diversified portfolio by country and sector

Loan portfolio
Other America 10%
UK 33%
Brazil 8%
USA 11%
€787 bn
Other Europe 8%
SCF 10%
Spain 20%

NPL and coverage ratios
%
+5 pp
Coverage ratio
69
70
71
73
74
-52 bp
NPL ratio
4.85
4.64
4.50
4.36
4.33
M'15
J'15
S'15
D'15
M'16

- **Medium-low risk profile**
- **Well-diversified portfolio**

- **Net NPL entries[1]: -17% year-on-year**
- **NPL and coverage ratios improved in general terms.** Of note: Spain, Mexico, Chile, Poland and SCF

Santander 11

Note: customer loans excluding repos

(1) Currency-neutral and excluding perimeter

C LOAN-LOSS PROVISIONS

Continued improvement in cost of credit. Provisions up year-on-year, but stable in the last few quarters

Total loan-loss provisions

€ million and % change (currency-neutral basis)

2,303
+5%
2,408
1Q'15 LLPs
1Q'16 LLPs

Cost of credit

%

-16 bp
1.38
1.32
1.26
1.25
1.22
Excluding SC USA
1.07
1.02
0.95
0.90
0.88
-19 bp
M'15
J'15
S'15
D'15
M'16

- **Lower provisions** in **Spain, UK and SCF**
- Higher in the **US** due to loan growth in SC USA and provisions for Oil&Gas in Santander Bank
- LLPs up in **Brazil** although **down over 3Q and 4Q'15**

- **Cost of credit** evolution reflects **risk management and change of mix**
- **Improvement in 7** of 10 units.
- **Brazil stable at 4.6%**

Santander 12

Note: Cost of credit = 12 month loan-loss provisions / average lending. Calculated in euros

C FULLY LOADED CAPITAL

Making progress to reach our target of fully-loaded CET1 >11% in 2018, with profitable activity growth

Fully-loaded CET1 (%)
10.05%
+14
+4
-6
+10
10.27%
+22 bp
CET1 Dec'15
Ordinary generation
Regulatory one-off
Perimeter
AFS and other
CET1 Mar'16

Loan growth > RWAs growth
Base 100 (currency-neutral basis)
Loans
100
101
102
103
104
100
99
101
100
100
RWAs
M'15
J'15
S'15
D'15
M'16

- **The fully-loaded total ratio rose** to **13.49%,** including a T2 issue carried out in April by the parent bank for €1.5 billion
- Fully-loaded **leverage ratio improvement**: **4.8%** at Mar'16 (4.6% Mar'15)

Santander 13

Note: on February 3rd 2016, the ECB authorised the use of the Alternative Standardised Approach to calculate the capital charge for operational risk on a consolidated level for Banco Santander (Brasil) S.A.

D CREATING VALUE FOR SHAREHOLDERS

Profitability metrics in line with our targets

RoRWA (%)
1.30
1.20
1.33
2015
1Q'16

RoTE (%)
11.0
10.0
11.1
2015
1Q'16
Underlying
Total

EPS1 (euros)
0.45
0.40
0.43
2015
1Q'16

Tangible net asset value per share2 (euros)
4.07
4.07
2015
Mar'16

€4.17 (Mar'16)
Excluding the FX impact

Santander 14

(1) When calculating **EPS** the cost of AT1 issues is considered. It is recorded against equity for accounting purposes (2) Published 4.12, adjusting the December's dividend to make homogeneous with 2014. Tangible net asset value per share = (Capital + reserves + retained profits + valuation adjustments – goodwill - intangible assets) / number of shares excluding treasury stock

Agenda

- Group performance 1Q'16
- **Business areas 1Q'16**
- Conclusions
- Appendix

BUSINESS AREAS

Attributable profit 1Q'16

Well-diversified results between Europe and the Americas

Argentina, 3%
Other America, 1%
Chile, 6%
UK, 23%
Brazil, 18%
South America
Europe
North America
Spain, 15%
Mexico, 7%
USA, 4%
Other Europe, 1%
SCF, 13%
Poland, 3%
Portugal, 6%

Santander 16

Excluding the Corporate Centre and Real Estate Activity in Spain

SPAIN

1Q'16 strategy and highlights

	1Q'15	1Q'16
1|2|3 Accounts (thousand)	-	1,060
Retail Bkg. fee income[1]	-4%	+8%
Customer satisfaction (position)	5º	1º
Cost of credit	0.97%	0.54%

(1) Y-o-Y % change

P&L

€ million

	1Q'16	%4Q'15	%1Q'15
NII + fee income	1,243	3.7	-9.3
Gross income	1,543	24.6	-11.8
Operating expenses	-837	-2.7	-2.2
Net operating inc.	706	86.6	-21.0
LLPs	-231	47.6	-37.0
PBT	438	228.3	-9.3
Attributable profit	307	227.3	-9.6

- Medium and long term loyalty underpinned by the **1|2|3 strategy**
- **Greater customer satisfaction** reflects the effort made in **service quality**
- In results, **lower cost of credit** and **control of costs**
- In the first quarter, **net interest income up** (driven by the lower cost of deposits) **and fee income**

Santander 17

SPAIN

Volumes[1] (Mar'16)

€ billion and % / Mar'15

Total
156
-3%
Public Institutions
13
-19%
Households mortgages
46
-3%
Other loans to individuals
12
-3%
SMEs and companies
51
+2%
GCB
34
-1%
Loans
Total
220
-4%
Mutual funds
46
+1%
Time Deposits
49
-28%
Demand Deposits
125
+8%
Funds

Customer NIM

%

Yield on loans
2.66
2.50
2.32
2.27
2.26
Cost of deposits
0.64
0.56
0.57
0.58
0.50
M'15
J'15
S'15
D'15
M'16

NPL ratio and Cost of credit

%

NPL ratio
7.25
6.91
6.61
6.53
6.36
Cost of credit²
0.97
0.84
0.71
0.62
0.54
M'15
J'15
S'15
D'15
M'16

- **The 1|2|3 strategy offered good results in terms of individuals and SMEs activity:**
  - Individuals: new lending up 30%, market share gain (payrolls, pension cheques, cards), improved fee income and lower cost of deposits
  - SMEs and self-employed: new lending up 13% and greater customer capturing
- **Improved customer risk profile:** lower cost of credit and NPL ratio (negative net NPL entries)

Santander 18

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) Cost of credit = 12 month loan-loss provisions / average lending

UNITED KINGDOM

1Q'16 strategy and highlights

	1Q'15	1Q'16
Digital customers (mill.)	3.5	4.2
Corporate lending growth vs. market	>5 pp	>5 pp
Share of corporates / total loans	12.9%	13.7%
NPL ratio	1.75%	1.49%
Retail customer satisfaction[1]	60.7%	62.5%

P&L

£ million

	1Q'16	%4Q'15	%1Q'15
NII + fee income	1,105	2.7	0.5
Gross income	1,166	0.9	1.2
Operating expenses	-611	0.2	0.0
Net operating inc.	554	1.8	2.6
LLPs	-5	-66.8	-91.1
PBT	504	13.4	13.8
Attributable profit	349	1.7	-0.3

- **Good progress in strategic metrics,** with ongoing improvement in retail customer satisfaction
- **Stable NII** despite greater margin pressure (new asset margins and SVR[2] attrition)
- **Fee income up 10%** year-on-year excluding impact of regulatory changes in the interchange rate
- **Profit before tax (+14%),** with business momentum, cost control and lower cost of credit
- **Attributable profit** impacted by the **introduction** of a new bank corporation tax surcharge

Santander 19

(1) Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK
(2) SVR: Standard variable rate

UNITED KINGDOM

Volumes[1]
Var. Mar'16 / Mar'15
+2% / 4Q'15
+1% / 4Q'15
+3%
+5%
Loans
Funds

Banking NIM[2]
%
1.87
1.85
1.80
1.80
1.78
1Q'15
2Q'15
3Q'15
4Q'15
1Q'16

1|2|3 World customers
Million
2.7
4.0
4.8
M'14
M'15
M'16

Corporate loans
£ billion
22.9
25.0
27.5
+9%
+11%
M'14
M'15
M'16

- **1|2|3 customer base continues to grow** (131,000 more in 1Q'16), with current account balances up a monthly average of £1bn since 2012 and **improved** gross income driven by **fee income**
- **Loan growth across all** business **segments**, mainly companies, mortgages and consumer lending
- **Market share gain in corporates:** strong rise despite tougher competition

Santander 20

(1) Volumes in local currency. Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) In local criteria

BRAZIL

1Q'16 strategy and highlights

	1Q'15	1Q'16
Loyal customers (mill.)	3.0	3.3
Digital customers (mill.)	4.0	4.6
Biometrics (thousand customers)	9	836
Cost of credit	4.6%	4.6%
Customer satisfacton[1] (ranking among 5 largest banks)	4º	2º

P&L

€ million

	1Q'16	%4Q'15*	%1Q'15*
NII + fee income	2,365	-3.9	6.7
Gross income	2,381	-2.3	5.8
Operating expenses	-947	-7.5	6.6
Net operating inc.	1,434	1.4	5.3
LLPs	-720	-9.4	16.4
BAI	536	15.8	-8.7
Attributable profit	359	13.1	0.4

(*) % change (currency-neutral basis)

- Focus on **loyalty, growing digital customers and enhancing customer satisfaction**
- **Attributable profit of €359 million,** unchanged from 1Q'15 and higher than in 4Q'15
- **Good performance y-o-y of commercial revenues** (seasonal impact over 4Q'15)
- **Costs** increased **below the inflation rate**
- In a complex environment, **provisions** rose y-o-y but were **down over 3Q'15 and 4Q'15**

Santander 21

(1) Source: Bacen. Complaints ranking: number of complaints filed by customer

BRAZIL

Volumes[1]
€ billion and % change (currency-neutral basis)
Total 64 -1%
Large companies 17 -7%
Companies 10 -5%
SMEs 10 -1%
Consumer finance 6 -8%
Consumer loans to individuals 15 +4%
Mortgage loans to individuals 7 +17%
Loans
70 +9%
Demand deposits 13 -4%
Time deposits 22 +3%
Letras financeiras and other 35 +20%
Deposits

Spread and cost of credit
Spread on loans
7.7% 7.8% 7.6% 7.7% 7.7%
4.6% 4.4% 4.4% 4.5% 4.6%
Cost of credit
1Q'15 2Q 3Q 4Q 1Q'16

NPLs – Over 90 days
Local criteria
National private sector banks
4.0% 3.7% 4.6% 4.8% (Feb'16)
Santander
3.7% 3.3% 3.2% 3.3%
39%
33%
D'13 D'14 D'15 M'16
% Share of consumer finance and consumer loans to individuals / total SAN portfolio

- **Sharp slowdown in loans in a recession environment**
- **Higher spreads by product / segment,** not reflected in the total due to the change of mix
- **The NPL ratio performed better than national private sector banks and main competitors**

Santander 22

(1) Local criteria. Loans excluding repos

UNITED STATES

1Q'16 strategy and highlights

	1Q'15	1Q'16
Digital customers (thousand)	569	681
C&I loans ($Bn)	18	19
Core deposits ($Bn)	43	48
SC servicing portfolio ($Bn)	11	14
Total cost of credit	3.25%	3.85%

P&L

US$ million

	1Q'16	%4Q'15	%1Q'15
NII + fee income	2,018	0.2	4.0
Gross income	2,168	0.1	3.2
Operating expenses	-856	-5.6	9.4
Net operating inc.	1,312	4.2	-0.5
LLPs	-949	-9.9	32.0
BAI	291	93.5	-49.7
Attributable profit	90	n.m.	-68.8

Activity[1]

Santander Bank

Santander Consumer USA

Var. Mar'16 / Mar'15
+2% / 4Q'15
+3% / 4Q'15
+5%
+6%
Loans
Funds
Var. Mar'16 / Mar'15
+0.5% / 4Q'15
-5% / 4Q'15
+5%
+27%
Loans
Servicing

- Focus on driving business activity and meet regulatory requirements
- **Net interest income and fee income rose** in Santander Bank and SC USA due to larger volumes
- **Costs slowing down**
- **Higher provisions** due to loan growth in SC USA and provisions for Oil&Gas in Santander Bank

Santander 23

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

SANTANDER CONSUMER FINANCE

1Q'16 strategy and highlights

	1Q'15	1Q'16
Active customers[1] (mill.)	17.1	17.4
Banque PSA Finance agreement (# of countries incorporated)	2	7
Cost of credit	0.93%	0.64%
NPL ratio	4.52%	3.28%

P&L

€ million

	1Q'16	%4Q'15*	%1Q'15*
NII + fee income	1,041	2.4	11.6
Gross income	1,045	5.3	10.9
Operating expenses	-483	4.0	16.5
Net operating inc.	562	6.5	6.5
LLPs	-114	18.3	-30.7
BAI	410	7.3	20.0
Attributable profit	251	6.9	16.7

(*) % change (currency-neutral basis)

Activity

Volumes[2]

Var. Mar'16 / Mar'15

+3% / 4Q'15

+1% / 4Q'15

+11%
+24%
Loans
New loans

Customer NIM

%

NIM
3.9
3.8
3.8
3.7
3.6
3.0
3.1
3.1
3.3
3.1
NIM net of provisions
1Q'15
2Q
3Q
4Q
1Q'16

- The **agreement with Banque PSA Finance** continued to be rolled out **in 1Q'16 with Italy and Holland**
- **Increased new lending** in the large units: Spain, Germany and Nordic countries
- **Sharp rise in gross income, lower cost of credit and reduced NPL ratio** for this type of business
- **Main countries profit:** Germany (€76 mill.); Nordic countries (€62 mill.); Spain (€51 mill.)

Santander 24

Note: Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, 1Q'16 attributable profit: €290 mill. (+16% /1Q'15); (1) Customers with active contract, excl. SC UK and PSA. (2) Loans excluding repos (currency-neutral basis)

ATTRIBUTABLE PROFIT

Other units performance in 1Q'16

(Detailed information in the appendix)

Mexico	Attributable profit **€143** mill.; **+10%**	• Market share gain • Higher gross income and improved credit quality
Chile	Attributable profit **€122** mill.; **+26%**	• Sharp rise in volumes • Higher commercial revenues (favourable UF impact) and lower provisions
Argentina	Attributable profit **€67** mill.; **+37%**	• Market share gain in loans and deposits • Profit up backed by higher NII (+16%) and fee income (+36%)
Poland	Attributable profit **€64** mill.; **-25%**	• Growth in volumes and commercial revenues (+5%) • Profit impacted by new tax on assets and lower gains on financial transactions
Portugal	Attributable profit **€121** mill.;**+121%**	• Profits and volumes positively impacted by Banif's incorporation • Increase in 1|2|3 customers and market share gain (mainly companies)

Santander 25

Note: changes over 1Q'15 on a currency-neutral basis

CORPORATE CENTRE

Profit weight / Total Group (%)

29
23
19
1Q'15
2015
1Q'16

P&L

€ million

	1Q'16	1Q'15
Gross income	-223	-230
Operating expenses	-126	-142
Provisions	-4	-98
Tax and minority interests	42	-21
Attributable profit	-311	-491

- **Sharp proft weight reduction** over the Group's total
- **Improved net interest income** driven by lower wholesale funding cost
- **Lower costs and provisions** in line with the Corporate Centre's streamlining

Santander 26

Agenda

- Group performance 1Q'16
- Business areas 1Q'16
- **Conclusions**
- Appendix

Delivering on our commitments to reach 2018 targets

Commercial transformation →	Higher gross income (fee income) and profitable market share gain	A
Operational excellence →	Offering enhanced service at a lower cost	B
Robust balance sheet →	Lower cost of credit due to our strong risk culture	C
Capital optimisation →	Capital increase with higher profitability	C
Value generation for our shareholders →	Dividend growth year after year	D

Santander 28

A COMMERCIAL TRANSFORMATION

The commercial transformation will allow us to grow loyal and digital customers, gain profitable market share and increase the most transactional revenues

Loyal customers (million)

12.6
14.0
15.0
18.6
2014
M'16
2016 (e)
2018 (e)

Digital customers (million)

14.1
17.8
20.8
30.0
2014
Mar'16
2016 (e)
2018 (e)

Loan growth - SAN > peers

% Dec'15 / Dec'14

+7%
+3%
SAN
Peers

Strong position		YoY var. 2015 in bp
#1	Argentina	+94
#2	Portugal[1]	+54
#3	Poland	+27
#3	Spain	+30
#3	Mexico	+36
#3	Brazil[4]	-2
#1	Chile	-8
#5	UK[2]	+43
-	USA	=

Faster growth in fee income

+3%
+7%
+10%
1Q'15 / 1Q'14
1Q'16 / 1Q'15
2018(e)

	% 1Q'16 / 1Q'15
Brazil	+8
USA	+6
Spain	+2
UK[3]	+10
SCF	+5
Mexico	+6
Chile	+11
Portugal	+32
Argentina	+36
Poland	-1

Santander 29

(1) +338 bp including Banif; (2) Estimated market share for SMEs with an annual turnover of £250 thousand to £50 million; source: BoEStats
(3) Excluding regulatory impact of interchange rate (4) Position among private sector banks

B OPERATIONAL EXCELLENCE

Cost discipline to offset investments and remain best-in-class for efficiency

Best-in-class in efficiency

%
59
47.6
48.1
45
>60
50-60
2001
2015
1Q'16
18(e)
15
18(e)
Santander
Peers

Investments

Commercial transformation	
Mobile phone payment	use of +14% in Spain YTD +23% transactions in Poland (/Oct15)
Next generation branch, Biometrics	360 branches in Spain (2016) >1 mill. customers in Brazil
New Smart ATMs	330 (2015) and 720 (1H16e) in Spain
Apps, websites …	voice banking companies' websites
Contact Centres	12 countries 35 core services sites

Regulation costs: # of projects and people

- Cost control plans in all countries
- Corporation streamlining

- Savings in business as usual. Investments in regulatory projects and commercial transformation
- These investments will enable future efficiency improvement

Santander 30

B OPERATIONAL EXCELLENCE

These investments allow us to provide an enhanced service and better customer satisfaction

Customer satisfaction

Top 3 countries

5
8
2015
2018(e)

- Five countries in the Top 3 satisfaction indices
- Launching various measures in order to continue offering a better service

Spain — 1I2I3 World, new cards, apps. and processes

	Dec'14	Mar'16
Individuals satisfaction	5th place	1st place
Contact Centre	2nd place	1st quality Gold Star Service Excellence (EFQM)

United Kingdom — Launch of 1I2I3 World, transfer of Contact Centres to UK

	Mar'12	Mar'16
Individuals satisfaction	51.3%	62.5%
Individuals complaints (indexed)	100	31

Brazil — Commercial tool CERTO, launch of "É comigo Santander", ...

	Dec'13	Mar'16
Customer satisfacton[1] (5 largest banks)	5th place	2nd place

Santander 31

EFQM: European Foundation for Quality Management. (1) Source: Bacen. Complaints ranking: number of complaints filed by customer

C ROBUST BALANCE SHEET AND CAPITAL OPTIMISATION

Robust balance sheet backed by our strong risk culture and effective management of capital

Cost of credit (%)

2.38
1.69
1.43
1.25
1.22
1.2[1]
0.96(1)
Dec'12
D'13
D'14
D'15
Mar'16
Dec'18(e)
Group
Excl. Santander Consumer USA

- Cost of credit on an improvement trend
- Sharing best practices within the Group
- Risk pro, competitive advantage, ARM, ERM

Fully-loaded CET1

%
9.65
10.05
10.27
>11
Dec'14
Dec'15
Mar'16
2018(e)

	Mar'16	2018 Target
RoRWA (%)	1.33	~1.50
RoTE (%)	11.1	~13
DPS (€)	0.2	Annual growth

Santander 32

(1) Average cost of credit for 2015, 2016, 2017, 2018
ERM: Enterprise Risk Management. ARM: Advanced Risk Management. DPS: Dividend per share

D GENERATING VALUE FOR SHAREHOLDERS

Our priority is growth in EPS, DPS and TNAV per share

Attributable profit allocation

60-70%
Reserves
30-40%
Dividends

- **Dividends charged to 2016 profits** planned to be submitted to the AGM for approval: **€0.21 per share**
  - **Total dividend: +5%**
  - **Cash dividend: about +10%**

TNAV / share (€)

5.13
4.26
3.89
4.01
4.07
4.07
2011
2012
2013
2014
2015
M'16

€4.17 (Mar'16) excluding valuation adjustments impact

Cash dividend (€ cents per share)

23.0
10.6
7.5
8.8
15.8
17.2
2011
2012
2013
2014
2015
2016(e)*

Santander 33

(*) Assuming an acceptance percentage of the script dividend equal to that in 2015

Santander

Simple | Personal | Fair

GROUP STRATEGY UPDATE
LONDON
September 30th 2016

Save the date for

GROUP STRATEGY UPDATE

Presented by Santander's top Management

London, September 30th, 2016

Details of agenda and logistics to follow.

Agenda

- Group performance 1Q'16
- Business areas 1Q'16
- Conclusions
- **Appendix**

Appendix

Other geographic units results

Global segments results

Group balance sheet

NPL and coverage ratios, and cost of credit

Liquidity and funding

Quarterly income statements

Santander 36

MEXICO

1Q'16 strategy and highlights

	1Q'15	1Q'16
Digital customers (thousand)	678	933
Payrolls (thousand)	2,878	3,144
Demand deposits (y-o-y change)	+17%	+25%
SMEs loans (MXN mill.)	55,337	62,248
Cost of credit	2.92%	2.95%

P&L

€ million

	1Q'16	%4Q'15*	%1Q'15*
NII + fee income	767	0.2	14.7
Gross income	792	1.3	14.4
Operating expenses	-322	4.4	7.2
Net operating inc.	470	-0.8	19.9
LLPs	-221	11.7	24.1
PBT	243	-9.1	10.1
Attributable profit	143	-10.0	10.3

(*) % change (currency-neutral basis)

Activity

Volumes[1]

Var. Mar'16 / Mar'15

0% / 4Q'15
+3% / 4Q'15
+14%
+12%
Loans
Funds

Customer NIM

%
NIM
3.9
3.9
3.9
3.7
3.7
2.5
2.5
2.4
2.5
2.3
NIM net of provisions
1Q'15
2Q
3Q
4Q
1Q'16

- **Market share gain** in loans and deposits reflecting the **commercial strategy** and the **rise** in customers
- **Year-on-year growth in attributable profit driven by commercial revenues (+15%)**
- **NII up 18%** due to higher volumes and better funds structure
- **Enhanced credit quality,** with lower NPL ratio and stable cost of credit

Santander 38

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

CHILE

1Q'16 strategy and highlights

	1Q'15	1Q'16
Loyal customers (thousand)	527	561
Digital customers (thousand)	869	910
Cost of credit	1.74%	1.58%
NPL ratio	5.88%	5.45%
Improved customer satisfaction* (higher in SAN vs. peers)	+2 p.p.	+6 p.p.

(*) Y-o-Y evolution at Oct/14 and Oct/15 (latest available)

P&L

€ million

	1Q'16	%4Q'15*	%1Q'15*
NII + fee income	509	-0.9	15.4
Gross income	556	3.3	10.5
Operating expenses	-235	-8.1	8.8
Net operating inc.	321	13.7	11.8
LLPs	-109	-28.8	-8.7
PBT	213	60.8	23.2
Attributable profit	122	53.9	26.2

(*) % change (currency-neutral basis)

Activity

Volumes[1]

Var. Mar'16 / Mar'15

+2% / 4Q'15
-1% / 4Q'15
+9%
+4%
Loans
Funds

Customer NIM

%
Inflation UF[2]
-0.02%
0.7%
NIM
3.5
4.1
3.9
3.7
3.6
2.3
3.1
2.6
2.4
2.7
NIM net of provisions
1Q'15
2Q
3Q
4Q
1Q'16

- Improved **customer satisfaction** indices, **loyalty and target segments**
- **Attributable profit** driven by higher commercial revenues and lower provisions
- **NII up 16%** fuelled by larger volumes, lower cost of funds and higher UF inflation
- **Costs** rose due to those **indexed to exchange rates, personnel and amortisations**

Santander 39

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) Unidad de Fomento

POLAND

1Q'16 strategy and highlights

	1Q'15	1Q'16
Digital customers (thousand)	1,823	1,924
Loyal companies (thousand)	72	80
Cost of credit	1.00%	0.82%
NPL ratio	7.33%	5.93%
Market share in loans	8.8%	9.8%

P&L

€ million

	1Q'16	%4Q'15*	%1Q'15*
NII + fee income	292	-3.8	4.5
Gross income	311	8.7	-4.9
Operating expenses	-145	3.5	0.0
Net operating inc.	166	13.8	-8.8
LLPs	-33	-22.4	-12.1
PBT	111	11.0	-23.0
Attributable profit	64	14.6	-24.5

(*) % change (currency-neutral basis)

Activity

Volumes[1]

Var. Mar'16 / Mar'15

+3% / 4Q'15
0% / 4Q'15
+11%
+5%
Loans
Funds

Customer NIM

%
Yield on loans
4.53
4.10
4.01
4.04
3.96
Cost of deposits
1.33
1.13
1.02
0.99
1.03
1Q'15
2Q
3Q
4Q
1Q'16

- **Benchmark bank in innovation and digital channels**
- **Growth in loans:** mainly in companies (+20%), mortgages (+8%) and cards (+21%)
- **Gross income impacted by lower ALCO revenues**
- **Lower provisions** and reduced NPL ratio
- **Profit impacted** by new tax on assets **(Bank Levy)**

Santander 40

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

PORTUGAL

1Q'16 strategy and highlights

	1Q'15	1Q'16
Loyal individuals (thousand)	482	504
Loyal companies (thousand)	21	24
Digital customers (thousand)	332	393
Cost of credit	0.45%	0.28%
Market share in loans	10.92%	14.23%

P&L

€ million

	1Q'16	%4Q'15	%1Q'15
NII + fee income	273	36.6	29.6
Gross income	337	5.9	41.5
Operating expenses	-154	23.1	24.8
Net operating inc.	183	-5.2	59.6
LLPs	-22	356.0	2.1
PBT	**158**	**-11.2**	**121.3**
Attributable profit	**121**	**1.2**	**121.4**

Activity

Volumes[1]

Var. Mar'16 / Mar'15

-2% / 4Q'15
0% / 4Q'15
+24%
+22%
Loans
Funds

Cost of time deposits – New deposits

%

0.80
0.63
0.45
0.34
0.24
1Q'15
2Q
3Q
4Q
1Q'16 2

- Focusing on **Banif's integration**
- **Increase in 1|2|3 customers,** (over 27,000 new accounts in the first quarter)
- **Market share gain (excluding Banif),** notably in companies
- Profit driven by **higher gross income and sharp reduction in the cost of credit**

Santander 41

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

(2) Excluding Banif. Including it: 0.32%

ARGENTINA

1Q'16 strategy and highlights

	1Q'15	1Q'16
Loyal individuals (thousand)	973	1,001
Loyal companies (thousand)	81	92
Digital customers (thousand)	1,146	1,331
Cost of credit	2.32%	2.04%
NPL ratio	1.59%	1.21%

P&L

€ million

	1Q'16	%4Q'15*	%1Q'15*
NII + fee income	265	7.8	23.3
Gross income	306	13.3	34.0
Operating expenses	-180	18.0	36.8
Net operating inc.	126	7.1	30.2
LLPs	-23	-31.7	27.5
PBT	99	13.8	32.5
Attributable profit	67	-5.7	36.6

(*) % change (currency-neutral basis)

Activity

Volumes[1]
Var. Mar'16 / Mar'15
+2% / 4Q'15
+8% / 4Q'15
+44%
+57%
Loans
Funds

Customer NIM
%
NIM
8.8
8.6
8.0
7.1
6.1
7.7
7.4
6.7
5.5
5.2
NIM net of provisions
1Q'15
2Q
3Q
4Q
1Q'16

- **Better scenario for banking business**
- **Market share gain** in loans and deposits backed by the commercial expansion plan
- Profit up driven by **net interest income (+16%) and fee income (+36%)**
- Higher costs due to **branch network expansion and transformation projects**

Santander 42

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

OTHER LATIN AMERICAN COUNTRIES

Attributable profit

€ million (currency-neutral basis)

Uruguay
+65%
13
22
1Q15
1Q16
Peru
+19%
6
7
1Q15
1Q16

- **Focus on loyalty, transactions and target segments**
- **Double-digit** growth **in volumes**
- Profits driven by **revenues growth**

Santander 43

REAL ESTATE ACTIVITY SPAIN

Activity

Total Balance

€ billion

16.5
16.0
4.6
3.9
Other
3.8
3.7
Net foreclosures
3.7
2.4
Net loans
4.4
6.0
Metrovacesa
Mar'15
Mar'16

Coverage ratio

Mar'16 and % change / Mar'15

+3.3 p.p.
+0.6 p.p.
57%
55%
Loans
Foreclosures

P&L

€ million

	1Q'16	1Q'15	%1Q'15
Gross income	-1	39	—
Operating expenses	-54	-66	-17.8
Provisions	-36	-92	-60.5
Tax recovery	27	36	-24.8
Attributable profit	**-63**	**-85**	**-25.2**

- **Reduction of loan exposures continued at a pace of more than 30%**
- **Higher coverage ratio**
- Lower losses due to **reduced provision needs**

Santander 44

RETAIL BANKING

Activity

€ billion (currency-neutral basis)

Net loans
+5%*
654
684
1Q'15
1Q'16

(*) -2% in euros

Funds
+5%*
662
695
1Q'15
1Q'16

(*) -2% in euros

P&L

€ million

	1Q'16	%4Q'15*	%1Q'15*
NII + fee income	9,198	1.3	5.8
Gross income	9,552	3.7	3.7
Operating expenses	-4,492	-1.3	7.3
Net operating income	5,060	8.6	0.6
Loan-loss provisions	-2,161	-2.8	3.3
PBT	2,482	23.4	-5.4
Attributable profit	1,554	20.2	-6.6

(*) % change (currency-neutral basis)

- **The retail banking model continued to be transformed** into an increasingly **Simple, Personal and Fair model**
- **Focused** on three main priorities: **customer loyalty, digital transformation and operational excellence**
- **Further development of the multi-channel model,** centred on digital channels
- Progress in achieving our targets. At March, **14.0 million loyal customers (+8% from March 2015) and 17.8 million digital customers (+17% from March 2015)**

Santander 46

NOTE: Loans excluding repos . Funds: deposits excluding repos + marketed mutual funds

SANTANDER GLOBAL CORPORATE BANKING (SGCB)

Gross income

€ Million (currency-neutral basis)

+9%*
TOTAL
1,282
1,403
Capital & Other
205
188
-8%
Global Markets
345
440
+27%
Financing Solutions & Advisory
326
347
+6%
Global Transaction Banking
406
428
+5%
Customers +13%*
1Q'15
1Q'16

(*) In euros: total gross income, -4%; customer revenues, +1%

P&L

€ million

	1Q'16	%4Q'15*	%1Q'15*
NII + Fee income	1,007	-2.0	1.2
Gross income	1,403	8.1	9.4
Operating expenses	-485	-2.9	-0.6
Net op. income	917	15.0	15.6
LLPs	-223	-10.4	32.6
PBT	694	37.6	10.8
Attributable profit	454	32.1	7.7

(*) % change (currency-neutral basis)

- **Customer-focused strategy,** underpinned by the **Division's global capacities and their interconnection** with **local units**
- **Reference positions** in export finance, corporate lending, project finance, among other, in Europe and Latin America
- **Attributable profit up 8% (currency-neutral basis),** underpinned by **strong and diversified customer revenues (+13%)**

Santander 47

BALANCE SHEET

Predominantly Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised

Balance sheet (Mar'16)
€ billion
1,324
Cash and credit institutions
180
Derivatives
85
AFS portfolio
99
Trading portfolio
65
Other*
122
Net loans to customers
773
1
2
3
4
5
6
1,324
Credit institutions
171
Derivatives
106
Other
41
Customer deposits
671
Issues and subordinated liabilities
221
Shareholders' equity & fixed liabilities
114
Assets
Liabilities

1. Lending: 58% of balance sheet
2. Cash, central banks and credit institutions: 14%
3. Derivatives (with counterparty on the liabilities side): 6% of balance sheet
4. Available for sale portfolio (AFS): 8%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 9%

Santander 49

Other assets: Goodwill EUR 26 bn., tangible and intangible assets EUR 28 bn., held-to-maturity portfolio EUR 5 bn., other financial instruments at fair value: EUR 1 bn.; accruals and other accounts EUR 62 bn.

LIQUIDITY AND FUNDING

Well-funded balance sheet with high structural liquidity surplus

Liquidity balance sheet (Mar'16)

€ billion

Net loans to customers
773
Fixed assets & other
83
Financial assets
174
671
Deposits
62
Securitisations
147
Funding M/LP
125
Equity (99) and other (27)
25
Funding CP
Assets
Liabilities

Commercial Gap: EUR 102.8 bn.

Structural liquidity[1] surplus: EUR 149.1 bn. (14% net liabilities)

Santander 51

Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional
(1) Financial assets – short term wholesale funding markets

LIQUIDITY AND FUNDING

Commercial activity evolution enabled a lower recourse to medium and long- term wholesale funding, without eroding the structural liquidity surplus

Issuances

€ billion

18.7
Total
13.1
15.4
M/L term issuance
11.4
Securitisations[1]
3.3
1.7
1Q'15
1Q'16

Diversified issuances – Mar'16

US area, 24%
Sterling area, 41%
Euro area, 35%

Santander 52

(1) Placed in the market and including structured finance

Non-performing loans and loan-loss allowances. March 2016

Non-performing loans

100%: €36,148 mill.

Other, 15%
Spain, 30%
USA, 5%
Chile, 5%
Mexico, 3%
Brazil, 12%
SCF*, 7%
Poland, 4%
UK, 11%
Portugal, 8%

Loan-loss allowances

100%: €26,756 mill.

Other, 14%
Spain, 21%
USA, 16%
SCF*, 11%
Chile, 4%
Poland, 3%
Mexico, 3%
Portugal, 9%
Brazil, 14%
UK, 5%

Santander 56

Percentage over Group's total
(*) Excluding SCF UK

Spain Real Estate Activity. Exposure and coverage ratios

Coverage by borrowers' situation (March 2016)

€ million

	Gross risk	Coverage Fund	Net Risk
Non-performing	5,164	3,078	2,086
Substandard[1]	363	110	253
Foreclosed real estate	8,275	4,541	3,734
Total problematic assets	13,802	7,729	6,073
Performing loans[2]	40	0	40
Real estate exposure	**13,842**	**7,729**	**6,113**

Total coverage (problematic assets + performing loans)

Provisions / exposure (%)

56%
Total real estate exposure
Mar'16

Non-performing	60%
Substandard[1]	30%
Foreclosed real estate	55%
Total problem. assets	**56%**
Performing loans[2]	0%

Santander 58

(1) 100% up-to-date with payments
(2) Performing loans: loans up-to-date with payments

Spain Real Estate Activity. Loans and foreclosures

LOANS

€ Million

	Mar'16	Dec'15	Var.
Finished buildings	2,533	2,735	-202
Buildings under constr.	157	137	20
Developed land	1,438	1,603	-165
Building and other land	743	699	44
Non mortgage guarantee	696	785	-89
Total	**5,567**	**5,959**	**-392**

Foreclosed REAL ESTATE (Mar'16)

€ Million

	Gross amount	Coverage	Net amount
Finished buildings	2,268	47%	1,200
Buildings under constr.	870	47%	457
Developed land	2,671	59%	1,083
Building land	2,414	60%	973
Other land	52	60%	21
Total	**8,275**	**55%**	**3,734**

Santander 59

Grupo Santander

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	10,563	10,867	10,457	10,336	10,021
Gross income	11,444	11,618	11,316	10,894	10,730
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)
Net operating income	6,067	6,189	5,974	5,472	5,572
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)
Other	(514)	(683)	(716)	(742)	(433)
Underlying profit before taxe	2,990	2,998	2,778	2,173	2,732
Underlying consolidated prof	2,067	2,059	1,991	1,702	1,922
Underlying attributable profi	1,717	1,709	1,680	1,460	1,633
Attributable profit	1,717	2,544	1,680	25	1,633

Santander 61

Grupo Santander

€ million (on a currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	9,457	9,784	9,882	9,949	10,021
Gross income	10,306	10,489	10,719	10,502	10,730
Operating expenses	(4,883)	(4,947)	(5,067)	(5,217)	(5,158)
Net operating income	5,423	5,542	5,653	5,286	5,572
Net loan-loss provisions	(2,303)	(2,265)	(2,361)	(2,478)	(2,408)
Other	(459)	(621)	(679)	(739)	(433)
Underlying profit before taxes	2,660	2,656	2,612	2,069	2,732
Underlying consolidated profit	1,835	1,809	1,854	1,615	1,922
Underlying attributable profit	1,510	1,489	1,555	1,378	1,633
Attributable profit	1,510	2,324	1,555	(57)	1,633

Santander 62

Spain

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	1,371	1,296	1,251	1,199	1,243
Gross income	1,749	1,522	1,571	1,238	1,543
Operating expenses	(855)	(856)	(863)	(860)	(837)
Net operating income	894	666	708	379	706
Net loan-loss provisions	(366)	(264)	(205)	(156)	(231)
Other	(44)	(71)	(58)	(89)	(37)
Profit before taxes	483	331	444	134	438
Consolidated profit	345	238	317	99	312
Attributable profit	340	232	311	94	307

Santander 63

Santander Consumer Finance

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	949	990	1,011	1,022	1,041
Gross income	959	991	1,018	998	1,045
Operating expenses	(422)	(442)	(443)	(467)	(483)
Net operating income	537	549	575	530	562
Net loan-loss provisions	(168)	(131)	(142)	(97)	(114)
Other	(22)	(36)	(44)	(50)	(39)
Profit before taxes	348	382	389	383	410
Consolidated profit	251	272	281	271	293
Attributable profit	220	241	242	236	251

Santander 64

Santander Consumer Finance

€ million (on a currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	933	968	1,001	1,017	1,041
Gross income	943	969	1,008	993	1,045
Operating expenses	(415)	(433)	(438)	(465)	(483)
Net operating income	528	536	569	528	562
Net loan-loss provisions	(165)	(128)	(140)	(96)	(114)
Other	(22)	(36)	(44)	(50)	(39)
Profit before taxes	341	372	385	382	410
Consolidated profit	246	264	278	270	293
Attributable profit	215	234	238	235	251

Santander 65

Poland

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	291	301	300	311	292
Gross income	340	336	309	292	311
Operating expenses	(151)	(153)	(146)	(143)	(145)
Net operating income	190	182	162	149	166
Net loan-loss provisions	(39)	(46)	(39)	(44)	(33)
Other	(1)	(2)	3	(4)	(22)
Profit before taxes	150	135	125	101	111
Consolidated profit	122	112	99	77	88
Attributable profit	89	82	73	57	64

Santander 66

Poland

PLN million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	1,220	1,232	1,255	1,327	1,275
Gross income	1,427	1,371	1,293	1,247	1,357
Operating expenses	(632)	(626)	(614)	(611)	(632)
Net operating income	**794**	**745**	**679**	**636**	**724**
Net loan-loss provisions	(164)	(187)	(164)	(186)	(144)
Other	(3)	(9)	11	(16)	(97)
Profit before taxes	**627**	**549**	**526**	**435**	**483**
Consolidated profit	**512**	**456**	**416**	**331**	**384**
Attributable profit	**372**	**333**	**306**	**245**	**281**

Santander 67

Portugal

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	211	208	200	200	273
Gross income	238	234	226	318	337
Operating expenses	(123)	(122)	(124)	(125)	(154)
Net operating income	115	112	102	193	183
Net loan-loss provisions	(22)	(21)	(24)	(5)	(22)
Other	(21)	(23)	23	(10)	(2)
Profit before taxes	72	67	101	178	158
Consolidated profit	55	49	77	120	122
Attributable profit	55	49	77	119	121

Santander 68

United Kingdom

£ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	1,100	1,110	1,092	1,076	1,105
Gross income	1,152	1,173	1,150	1,155	1,166
Operating expenses	(612)	(608)	(605)	(610)	(611)
Net operating income	540	565	545	545	554
Net loan-loss provisions	(56)	(12)	6	(15)	(5)
Other	(41)	(36)	(94)	(85)	(45)
Profit before taxes	443	516	457	444	504
Consolidated profit	356	401	350	350	356
Attributable profit	350	394	343	343	349

Santander 69

Brazil

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	2,962	2,869	2,598	2,534	2,365
Gross income	3,007	2,981	2,656	2,497	2,381
Operating expenses	(1,187)	(1,151)	(1,056)	(1,059)	(947)
Net operating income	1,820	1,830	1,600	1,438	1,434
Net loan-loss provisions	(826)	(828)	(813)	(830)	(720)
Other	(209)	(263)	(255)	(151)	(177)
Profit before taxes	785	739	533	457	536
Consolidated profit	532	509	434	350	399
Attributable profit	477	452	385	317	359

Santander 70

Brazil

R$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	9,522	9,736	10,129	10,570	10,161
Gross income	9,666	10,109	10,362	10,468	10,227
Operating expenses	(3,815)	(3,904)	(4,110)	(4,396)	(4,068)
Net operating income	5,851	6,205	6,251	6,072	6,159
Net loan-loss provisions	(2,657)	(2,808)	(3,138)	(3,415)	(3,093)
Other	(672)	(888)	(975)	(667)	(762)
Profit before taxes	2,523	2,509	2,139	1,990	2,304
Consolidated profit	1,711	1,726	1,704	1,509	1,716
Attributable profit	1,534	1,536	1,514	1,362	1,540

Santander 71

Mexico

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	791	834	794	832	767
Gross income	819	854	794	850	792
Operating expenses	(355)	(353)	(327)	(334)	(322)
Net operating income	463	501	467	516	470
Net loan-loss provisions	(211)	(224)	(227)	(215)	(221)
Other	8	(2)	1	(10)	(6)
Profit before taxes	260	274	241	291	243
Consolidated profit	201	213	193	224	187
Attributable profit	153	160	143	173	143

Santander 72

Mexico

Million pesos

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	13,300	14,117	14,479	15,219	15,253
Gross income	13,769	14,450	14,503	15,547	15,745
Operating expenses	(5,973)	(5,978)	(5,978)	(6,131)	(6,402)
Net operating income	7,795	8,472	8,526	9,416	9,343
Net loan-loss provisions	(3,545)	(3,791)	(4,131)	(3,939)	(4,399)
Other	130	(36)	17	(174)	(123)
Profit before taxes	4,380	4,644	4,412	5,302	4,821
Consolidated profit	3,381	3,606	3,530	4,080	3,724
Attributable profit	2,574	2,704	2,613	3,155	2,839

Santander 73

Chile

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	485	593	554	519	509
Gross income	553	633	606	543	556
Operating expenses	(238)	(263)	(243)	(260)	(235)
Net operating income	**316**	**370**	**364**	**283**	**321**
Net loan-loss provisions	(132)	(126)	(153)	(157)	(109)
Other	6	(3)	(4)	4	1
Profit before taxes	**190**	**241**	**207**	**130**	**213**
Consolidated profit	**147**	**212**	**182**	**113**	**173**
Attributable profit	**106**	**147**	**125**	**78**	**122**

Santander 74

Chile

Ch$ billion

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	341	406	414	397	393
Gross income	389	432	454	416	430
Operating expenses	(167)	(180)	(182)	(198)	(182)
Net operating income	222	253	272	218	248
Net loan-loss provisions	(92)	(86)	(113)	(119)	(84)
Other	4	(2)	(3)	3	1
Profit before taxes	134	165	155	103	165
Consolidated profit	104	146	136	89	134
Attributable profit	74	101	94	61	94

Santander 75

United States
$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	1,940	2,011	2,019	2,014	2,018
Gross income	2,101	2,210	2,169	2,167	2,168
Operating expenses	(783)	(806)	(858)	(907)	(856)
Net operating income	1,318	1,404	1,311	1,260	1,312
Net loan-loss provisions	(719)	(834)	(834)	(1,053)	(949)
Other	(21)	(46)	(41)	(56)	(72)
Profit before taxes	579	524	436	150	291
Consolidated profit	401	350	294	73	177
Attributable profit	289	239	207	17	90

Santander 76

Corporate Centre

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
NII + Fee income	(222)	(138)	(139)	(142)	(173)
Gross income	(230)	(177)	(56)	(32)	(223)
Operating expenses	(142)	(150)	(142)	(112)	(126)
Net operating income	(372)	(327)	(199)	(144)	(349)
Net loan-loss provisions	(1)	2	(1)	26	1
Other	(98)	(132)	(148)	(130)	(5)
Underlying profit before taxe	(470)	(457)	(348)	(247)	(353)
Underlying consolidated prof	(465)	(489)	(392)	(117)	(317)
Underlying attributable profi	(491)	(489)	(395)	(119)	(311)
Attributable profit	(491)	346	(395)	(1,554)	(311)

Santander 77

Thank you

Our purpose is to help people and businesses prosper.

The Santander Way should be

Simple | Personal | Fair

Santander

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

FTSE4Good

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 29, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer